2022 ANNUAL REPORT



Dedication

At the 2023 Annual Meeting, the Company will bid farewell to Mark Rosborough, Chair of the Board of The First Bancorp, and First National Bank since 2018.

Originally joining the board of First National Bank of Bar Harbor in 1989, Mark chaired that board and provided guidance and leadership through the merger with The First National Bank of Damariscotta, joining the board of the merged company in 2005.

A resident of Ellsworth, Mark is President of JT Rosborough Insurance and is involved in a variety of community activities. As an avid outdoorsman with many interests and hobbies, Mark will certainly keep himself busy. We sincerely thank Mark for his devoted service and wish him well in his retirement from the Board. His leadership will be missed.



Selected Financial Data

Dollars in thousands, except for per share amounts	12/31/2022	12/31/2021	12/31/2020	12/31/2019	12/31/2018
SUMMARY OF OPERATIONS					
Interest Income	$93,035	$77,081	$77,119	$78,651	$70,543
Interest Expense	16,869	10,778	17,286	26,158	20,334
Net Interest Income	76,166	66,303	59,833	52,493	50,209
Provision (credit) for Loan Losses	1,750	(375)	6,050	1,250	1,500
Non-Interest Income	16,874	19,383	18,119	14,189	12,600
Non-Interest Expense	43,904	42,148	39,652	35,172	33,467
Net Income	38,990	36,269	27,129	25,525	23,536
PER COMMON SHARE DATA					
Basic Earnings per Share	$3.56	$3.33	$2.50	$2.36	$2.18
Diluted Earnings per Share	3.53	3.30	2.48	2.34	2.17
Cash Dividends Declared	1.340	1.270	1.230	1.190	1.110
Book Value per Common Share	20.73	22.33	20.43	19.50	17.63
Tangible Book Value per Common Share	17.93	19.52	17.60	16.75	14.87
Market Value	29.94	31.40	25.40	30.23	26.30
FINANCIAL RATIOS					
Return on Average Equity [1]	16.63%	15.33%	12.35%	12.51%	12.72%
Return on Average Tangible Common Equity [1,2]	19.15%	17.64%	14.29%	14.66%	15.18%
Return on Average Assets [1]	1.49%	1.48%	1.21%	1.27%	1.23%
Average Equity to Average Assets	8.94%	9.67%	9.84%	10.17%	9.70%
Average Tangible Equity to Average Assets [2]	7.76%	8.41%	8.50%	8.68%	8.13%
Net Interest Margin Tax-Equivalent [1,2]	3.15%	2.95%	2.94%	2.89%	2.91%
Dividend Payout Ratio	37.64%	38.14%	49.20%	50.42%	50.92%
Allowance for Loan Losses/Total Loans	0.87%	0.94%	1.10%	0.90%	0.91%
Non-Performing Loans to Total Loans	0.09%	0.35%	0.46%	1.28%	1.19%
Non-Performing Assets to Total Assets	0.06%	0.23%	0.32%	0.82%	0.79%
Efficiency Ratio [2]	45.96%	47.81%	50.00%	51.04%	51.50%
AT PERIOD END					
Total Assets	$2,739,178	$2,527,099	$2,361,236	$2,068,796	$1,944,570
Total Loans	1,914,674	1,647,649	1,476,761	1,297,075	1,238,283
Total Investment Securities	682,288	695,971	689,534	651,108	584,665
Total Deposits	2,378,877	2,123,297	1,844,611	1,650,466	1,527,085
Total Borrowings	103,483	136,342	262,038	184,955	210,317
Total Shareholders' Equity	228,923	245,657	223,726	212,508	191,542

[1] Annualized using a 365-day basis except 2020, in which a 366-day basis was used.

[2] These ratios use non-GAAP financial measures. See Management's Discussion and Analysis of Financial Condition and Results of Operations for additional disclosures and information.



Do you have the courage to be optimistic?

While 2022 was a return to normalcy in some regards, as we have now learned to live with the Covid-19 virus instead of it impacting all facets of our lives, the year was not without its challenges.

Inflation, rising interest rates and an uncertain stock market were a few of the things thrown our way in 2022. Despite these uncertain times, however, your bankers at First National Bank got up every morning and came to work with optimism and to make a difference in the lives of our customers and in the communities we serve. We continue to believe that our best days are ahead.

Before we look at some of our 2022 projects and successes, let's review your Company's 2022 financial performance.

Driven by $267.0 million in loan growth which led to a 14.9% increase in net interest income before the loan loss provision, your Company again posted record earnings in 2022. Net income was $39.0 million, an increase of 7.5% from the $36.3 million reported for the year ended December 31, 2021. It was not an easy year, but we were very pleased with the results we achieved and thankful to the customers who put their faith in us. To you, our Shareholders, we appreciate your support and are pleased to share our success with you in the form of our generous cash dividend.

> *"Not every day is a great day, but when it's not, do you have the courage to turn it around, be optimistic, serve the customer and help them reach their dreams." ~ Tony McKim*

Financial Condition

Total assets at December 31, 2022, were $2.74 billion, up $212.1 million from the prior year end. Earning assets increased $190.5 million year-over-year, as loan balances grew $267.0 million, interest-bearing cash balances declined by $63.0 million and investments declined by $13.7 million. Loan portfolio growth in 2022 was led by commercial real estate and construction loans which increased $137.7 million, including $25.5 million in the fourth quarter. Residential mortgage and construction loans increased $81.3 million year-over-year, other commercial loans increased $54.8 million and home equity line of credit balances increased by $2.9 million. Overall loan growth excluding PPP totaled $289.0 million, or 17.8% for the year. PPP loan balances were near zero at year-end 2022.

Total deposits at December 31, 2022 were $2.38 billion, up $255.6 million or 12.0% from December 31, 2021. Low-cost deposits decreased $31.6 million year-over-year centered in demand and NOW balances. Certificate of deposit balances increased $301.5 million year-over-year, while borrowed funds decreased by $32.9 million.

The Company's capital position remained strong as of December 31, 2022, with a total risk-based capital ratio of 13.58%, and a leverage capital ratio of 9.01%. These measures compare to 14.27% and 8.63% respectively as of December 31, 2021. Each of the company's capital ratios remain well in excess of regulatory requirements.

Asset Quality & Provision for Loan Losses

Asset quality continues to be strong and stable. As of December 31, 2022, the ratio of non-performing assets to total assets was 0.06%, improved from 0.23% a year earlier. The ratio of non-performing loans to total loans stood at 0.09%, improved from 0.35% at December 31, 2021. Net charge-offs as a percentage of loans were 0.03% as of December 31, 2022, up slightly from 0.02% in 2021 and down from 0.10% in 2020. Past due loans were 0.08% of total loans as of December 31, 2022, down from 0.26% of total loans at December 31, 2021.

The allowance for loan losses stood at 0.87% of total loans as of December 31, 2022, down modestly from 0.94% of total loans at December 31, 2021. Management considers the allowance to be at an appropriate level given the strong asset quality metrics at year-end. The Bank has no remaining active COVID-19 related modifications in its loan portfolio.



Operating Results

Net income for the year ended December 31, 2022 was $39.0 million, up $2.7 million or 7.5% from the year ended December 31, 2021. On a fully diluted earnings per share basis, 2022 earnings were $3.53, up $0.23 or 7.0% from the prior year. The Company's Return on Average Assets for the year ended December 31, 2022 was 1.49%, up slightly from 1.48% for the year ended December 31, 2021. On a Pre-tax, Pre-Provision (PTPP) (non-GAAP) basis, 2022 Return on Average Assets was 1.87%, up from 1.78% the prior year. Return on Average Tangible Common Equity was 19.15% for the year ended December 31, 2022, up from 17.64% for the year ended December 31, 2021. On a PTPP basis (non-GAAP), Return on Average Tangible Common Equity for 2022 was 24.13%, up from 21.18% in 2021. The Company's Efficiency Ratio (non-GAAP) was 45.96% for the year ended December 31, 2022, improved from 47.81% in 2021. (GAAP Efficiency Ratio was 47.19% for the year ended December 31, 2022, down from 49.19% in 2021.)



Return On Average Assets

Contributing factors to the Company's 2022 annual and fourth quarter results included:

- Earning asset growth coupled with a wider balance sheet spread led to a $9.9 million increase in tax-equivalent net interest income year-over-year, an increase of 14.4%. In the fourth quarter of 2022, tax equivalent net interest income was up $1.8 million from the same period in 2021, an increase of 10.0%. The period-to-period increases include net reductions in PPP related interest income of $2.7 million for the year and $1.1 million in the fourth quarter.
- Net interest margins improved to 3.09% for the quarter ended December 31, 2022 and 3.15% for the year then ended, as compared to 3.00% and 2.95% respectively for the same periods in 2021.
- Non-interest expense for 2022 was $43.9 million, up $1.8 million or 4.2% from 2021. Employee salary and benefit expense increased 10.2% from the prior year, partially the result of increased staffing associated with the Bank's opening of a new branch. Occupancy expense, furniture & equipment expense, and FDIC insurance premiums each had modest dollar increases from 2021. Other operating expenses decreased 9.1% year-to-year attributable to loan sale expenses recognized in the fourth quarter of 2021.

Dividend and Stock Performance

Financial markets experienced a turbulent 2022 as the Federal Reserve moved from an accommodative to restrictive monetary policy stance in an effort to tame a wave of inflationary pressures. Shares of The First Bancorp closed the year at $29.94, down modestly from $31.40 at the end of 2021. Dividends declared totaled $1.34 per share for the year, an increase from $1.27 per share in 2021. With dividends reinvested, shares of The First Bancorp provided shareholders with a total return of -0.42% for the year ended December 31, 2022. The Company's total return compares favorably to that of the broad market in 2022 when the S&P 500 provided a total return of -18.13%, the Dow Jones Industrial Average a total return of -6.86%, and the Russell 2000, in which the Company is included, a total return of -20.46%. The First Bancorp's 2022 total return also compared favorably to the banking industry with total returns for the KBW Regional Bank Index (KRX) and the NASDAQ Bank Index (CBNK), of -6.92% and -18.36% respectively.



FNLC v. Industry

	1 YR	2 YR	3 YR	5 YR
FNLC	-0.42%	28.70%	13.83%	37.02%
CBNK	-18.36%	19.65%	10.67%	15.38%
KRX	-6.92%	27.19%	16.15%	18.71%


First
National Ba
First
National Bank
Jan. 11 2023
Date
Pay to the Order of Maine Lobstermen's Association
$ 300,000-
Three Hundred Thousand and 00/100
Dollars
Save Maine Lobstermen

Looking Back at 2022

Piper Sandler Sm-All Stars

In September your Company was honored to be recognized by Piper Sandler as one of its Bank & Thrift Sm-All Stars which recognizes the 35 highest-performing small-cap financial institutions in the country. We were the only company in New England on the list. To put their list together, Piper Sandler evaluated 362 publicly traded financial institutions with a market cap below $2.5 billion as of June 30, 2022. The evaluation was based on various performance metrics focused on growth, profitability, and capital strength including measuring earnings per share growth, loan growth, deposit growth, and return on average equity. While we do not do the work we do for recognition, being placed in this elite group is certainly a confirmation that the strategies we have developed and implemented continue to work.

Supporting Maine's Signature Industry

The Maine lobster industry is not only critical to the economy as it supports both families and communities up and down our coast, but it is also a critical part of our state's heritage. The industry is not only subject to the elements but also, in recent times, to regulations that have threatened its very existence. In 2022, the Bank announced support totaling $300,000 to the Maine Lobstermen's Association (MLA), $150,000 in a direct donation to the organization's #SaveMaineLobstermen campaign, and then $10,000 per year for fifteen years to be spent as the MLA sees fit. With branches up and down the coast of Maine, the lobster industry touches all of us through friends, family members and customers. In addition to providing monetary

support, we also featured some of our First family involved in the lobster industry in social media posts. We are proud to support the industry any way that we can as they work with the regulators towards sustainable fisheries and to protect endangered species.

Opening our Doors to the City of Brewer

At this time last year, we had just opened our 18th branch location on Parkway South in Brewer. What a welcome we received! Along with attracting new customers, our Bangor customer base has found the new location very convenient as well. Our team has gotten involved in the community of Brewer, conducting financial literacy classes at Brewer High School, and signing the school up for our popular First Hoop program. We've had a great first year and look forward to creating new relationships and strengthening our existing ties in the Greater Bangor area.

Providing First Hoop Schools a Little More 'Spirit'

In 2006, we started our First Hoop program with three local high schools: Lincoln Academy, Shead and Medomak Valley. The program, designed as a way for our employees to engage with fans, allows participating schools to earn up to $150 per basketball game or up to $2,700 per year per school. In 2006, the three participating schools earned $5,450. As of this writing, we have 12 schools participating, including, Brewer, as mentioned above, and we have donated almost $275,000 to our schools. New for the 2022 season, we added a 'Spirit' card option. We created a series of debit cards featuring the logos of participating schools. These schools earn $5 per card for each new account card issued up to $500 per season. First Hoop has been a fun way for our employees to get involved in our high schools and a way for the Company to support our local schools. First Hoop funds can be used for any need the school defines.





First
National Bank

Digital Banking Gets a New Look

One lesson learned over the last couple of years is that customers like options when it comes to banking. Usage of our digital platforms has exploded as customers have found they really enjoy banking online. We know that it's no substitute for face to face when you need that type of interaction, but for quick and easy transactions, online and mobile banking are very convenient. This year we invested in our digital platform giving it a fresh new look and new features including budgeting and online chat to make this type of banking even more effective.

A Great Place to Work

When you love where you work, you tell your friends and family, right? As we all know, hiring new employees over the last two to three years was difficult for many businesses. We were fortunate that while we had some periods of being understaffed, overall, we fared better than most. One of our secret weapons is hiring close friends and family members of successful employees, through our employee referral program. Over the years we have hired siblings, children and good friends of our employees which has only led to us becoming a stronger company.



"Working in banking has been a very rewarding career choice for me personally. I deeply enjoy helping people reach their financial goals and dreams while being a true part of the communities we serve. Working with my son Kyle has been a really heartwarming situation for me. Watching him choose banking as a career, like I did around his age, fulfills some of my own personal and professional dreams for my kids."
~ Tony McKim, President & CEO

"Growing up, I didn't know that I wanted to work in the banking industry. However, making the change in my life to helping our customers in their everyday lives to reach their financial dreams has been incredible. I truly enjoy all the aspects of working in the industry. I consider myself truly lucky to have my father be at the helm to watch and learn from as my career continues."
~ Kyle McKim, VP, Regional Manager





Join the FNB Family
TheFirst.com/Careers

"For me, First National Bank is where I have "grown up" as a banking professional. Seeing the positive impact we make on our community both through lending, and our community involvement has created a great sense of pride in me for what I do every day. Having my brother join First National Wealth Management and eventually taking on a leadership role only reinforces that pride in that we now share this positive work experience. This summer, my son Kyle is working with Pete as he pursues a degree in Finance and Economics. So, we're bringing on the next generation! It's a wonderful feeling for me to have my real family folded into my work family."

~ Jon Nicholson, EVP, Chief Lending Officer - pictured above with Peter Nicholson, EVP, Chief Fiduciary Officer and Kyle Nicholson, Relationship Associate



Join the FNB Family
TheFirst.com/Careers

Goodbye to our Board Chair

Our April 2023 Annual Meeting will be the last with Mark Rosborough as your Chair of the Board. Mark joined the Board of the First National Bank of Bar Harbor in 1989 and helped guide me and the team through our merger with The First National Bank of Damariscotta in 2005. He continued as a director of the merged company and took over again as Chair in 2018. I cannot thank Mark enough for all he has done for me personally and for this Company during his tenure on the Board. He will be missed but I can assure you that the Board is in good hands.

Community Support

As a career community banker, it is my privilege to interact with customers every day as your Company supports the towns in our market area. In 2022, we funded a total of $713 million in new loans to both businesses and consumers. It's such a privilege to help a young family purchase their first home or help a long-time business customer pass their family business on to the next generation.

We also support our communities through donations to worthwhile causes and sponsorships of community events.

In 2022, these contributions totaled over $750,000 and ranged from assisting food pantries with new refrigeration, helping a local hospital with a new facility to helping a local high school band take a trip to Washington DC. We feature many of these non-profits in our social media campaigns and we know they share our same brand of courageous optimism. Helping our communities survive and thrive is so important for all of us.

Community banking isn't just what we do, it's who we are. From a concerned banking associate helping an elderly customer get their prescriptions picked up to a phone banking associate alerting a customer to potential fraud, we all bring our best selves to work every day. Leading this team continues to be a privilege and as always, I thank you for your support.

Best always,

Tony C. McKim
President & Chief Executive Officer





First

ONLY
Children's Book Week

Page 7: Tony McKim presents a check to the Maine Lobstermen's Association
Page 8: Official ribbon cutting at our new Brewer location
Page 8: FNB Spirit Cards
Page 9: Belfast branch hosts the Belfast Area Chamber of Commerce Business After Hours
Page 9: Employee social media highlight posts feature Tony and Kyle McKim and Pete, Kyle and Jon Nicholson
Page 10: Lincoln County lending team attend a Mountains to Shore Board of Realtors event
Page 10: Nazrin Dixon, Matt Weaver and Kristen McAlpine represent FNB at the Maine Municipal Convention
Page 10: Rockland staff deliver donations from the Sugar & Spice Drive to local food pantries
Page 11: The Hancock County team attends Camp Beech Cliff's Ladies Who Loonch event
Page 11: Amanda Gardner, Tari Camick and Tony McKim present a check to Raye's Mustard Mill Museum
Page 11: FNB celebrates Children's Book Week with Camden Public Library

In Memoriam



Patricia S. Curtis, passed on November 24, 2022 at the age of 88. Patricia and her husband Mike, purchased Sherman's Book Store in Bar Harbor in 1962. They grew the business through the 70s and 80s by hosting books signings with authors like Stephen King and Walter Cronkite. In addition to her business pursuits, Pat lived a long life of public service. She was the first female to serve on the Board of Directors for First National Bank of Bar Harbor. She joined the board in 1987 and held that position through 1996.



Donald D. Allen, died peacefully on December 4, 2022 at the age of 91. Don served in the U.S. Air Force before working for Hannaford and becoming their first store manager at their Shop 'n Save location in Bangor. After marrying Joan McClay in 1962, they relocated to Bar Harbor where they purchased the Bar Harbor Red and White store, which quickly grew into Don's Shop 'n Save supermarket. Don served on the Board of Directors for First National Bank of Bar Harbor from 1987 to 1996.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

☒ Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934
For the Fiscal Year ended December 31, 2022

Commission File Number 0-26589

THE FIRST BANCORP, INC.

(Exact name of Registrant as specified in its charter)

Maine	**01-0404322**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

223 Main Street	**Damariscotta**	**Maine**	**04543**
(Address of principal executive offices)			(Zip code)

(207) 563-3195
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Trading Symbol**	**Name of each exchange on which registered**
Common Stock, par value $0.01 per share	FNLC	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ **No** ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ **No** ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ **No** ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☒ **No** ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, non-accelerated filer, or a smaller reporting company. (Check one):

☐ **Large accelerated filer** ☐ **Accelerated filer** ☒ **Non-accelerated filer** ☒ **Smaller reporting company**
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ☐   **No** ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter.
Common Stock: $313,228,283

Indicate the number of shares outstanding of each of the registrant's classes of common stock as of March 1, 2023
Common Stock: 11,077,163 shares

Documents Incorporated By Reference:
Proxy Statement for the Annual Meeting of Shareholders
to be held on April 26, 2023

Table of Contents

THIS PAGE INTENTIONALLY LEFT BLANK

ITEM 1. Discussion of Business

Overview

The First Bancorp, Inc. (the "Company") was incorporated under the laws of the State of Maine on January 15, 1985, for the purpose of becoming the parent holding company of The First National Bank of Damariscotta, which was chartered as a national bank under the laws of the United States on May 30, 1864. At the Company's Annual Meeting of Shareholders on April 30, 2008, the Company's name was changed from First National Lincoln Corporation to The First Bancorp, Inc.

On January 14, 2005, the acquisition of FNB Bankshares ("FNB") of Bar Harbor, Maine, was completed, adding seven banking offices and one investment management office in Hancock and Washington counties of Maine. FNB's subsidiary, The First National Bank of Bar Harbor, was merged into The First National Bank of Damariscotta at closing, and from January 31, 2005 until January 28, 2016, the combined banks operated under the name: The First, N.A. On January 28, 2016, the Board of Directors voted to change the name of The First, N.A. to First National Bank (the "Bank").

On December 11, 2020, the Bank completed the purchase of a branch at 1B Belmont Avenue in Belfast, Maine, from Bangor Savings Bank ("Bangor Savings"). The branch is one of six branches Bangor Savings acquired from Damariscotta Bank & Trust Company ("DB&T"), and this branch was divested by Bangor Savings to resolve competitive concerns in that market raised by the U.S. Department of Justice's Antitrust Division. As part of the transaction, the Bank acquired approximately $23 million in loans and assumed approximately $19 million in deposits. The transaction value was approximately $25.2 million consisting of the loans, building, equipment, core deposit intangible, and goodwill.

On January 31, 2022 the Bank opened a de novo branch office in Brewer, Maine. The Brewer office raised the Bank's branch location count to eighteen, and became its second branch in Penobscot County.

As of December 31, 2022, the Company's securities consisted of one class of common stock. At that date, there were 11,045,186 shares of common stock outstanding.

The common stock of the Bank is the principal asset of the Company, which has no other subsidiaries. The Bank's capital stock consists of one class of common stock, of which 290,069 shares, par value $2.50 per share, are issued and outstanding. All of the Bank's common stock is owned by the Company.

First National Bank: The Bank emphasizes personal service, and its customers are primarily small businesses and individuals to whom the Bank offers a wide variety of services, including deposit accounts and consumer, commercial and mortgage loans. The Bank continually evolves its processes and adapts to new technologies, but has not made any material changes in its mode of conducting business during the past five years. The banking business in the Bank's Mid-Coast and Eastern Maine market area is subject to modest seasonal fluctuations typically consisting of lower deposits in the winter and spring and higher deposits in the summer and fall. This fluctuation is predictable and has not had a materially adverse effect on the Bank.

In addition to traditional banking services, the Company provides investment management and private banking services through First National Wealth Management, which is an operating division of the Bank. First National Wealth Management offers a comprehensive array of private banking, financial planning, investment management and trust services to individuals, businesses, non-profit organizations and municipalities of varying asset size, and to provide the highest level of personal service. The staff includes investment and trust professionals with extensive experience. In 2019, the Bank introduced First National Investment Services. Through a partnership with a third party provider, First National Investment Services offers additional products such as brokerage, annuity products and certain types of insurance.

Competition: The financial services landscape has continued to evolve over the past five years. Within the Bank's primary market area, Maine-based community banks are the primary competitors for wallet share. Large out-of-state banks continue to be a presence; online and mobile banking have become widely accepted and opened the market to new forms of competition. Credit unions have continued to expand their membership and the scope of banking services offered. Non-banking entities such as brokerage houses, mortgage companies and insurance companies are offering very competitive products. Many of these entities and institutions have resources substantially greater than those available to the Bank and in some cases are not subject to the same regulatory restrictions as are the Company and the Bank.

The Company believes that there will continue to be a need for a bank in the Bank's primary market area with local management having decision-making power and emphasizing loans to small and medium-sized businesses and to individuals. The Bank has concentrated on extending business loans to such customers in the Bank's primary market area and to extending investment and trust services to clients with accounts of all sizes. Investment continues to be made in enhancing the Bank's online and mobile offerings to both enhance service delivery and provide additional channels for customers to conduct business with the Bank.   Management also makes decisions based upon, among other things, the knowledge of the Bank's employees regarding the communities and customers in the Bank's primary market area. The individuals employed by the Bank, to a large extent, reside near the branch offices and thus are generally familiar with their communities and customers. This is important in local decision-making and allows the Bank to respond to customer questions and concerns on a timely basis and fosters quality customer service.

The Bank has worked and will continue to work to position itself to be competitive in its market area. The Bank's ability to make decisions close to the marketplace, Management's commitment to providing quality banking products, the caliber of the professional staff, and the community involvement of the Bank's employees are all factors affecting the Bank's ability to be competitive.

Investor Relations: The Company maintains a website accessed via https://investors.thefirst.com where it makes available, free of charge, its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as well as all Section 16 reports on Forms 3, 4, and 5, as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the SEC. The Company's reports filed with, or furnished to, the SEC are also available at the SEC's website at www.sec.gov. Information contained on the Company's website does not constitute a part of this report. Beginning with the third quarter of 2018, the Company adopted inline XBRL. Interactive reports for our 10-K and 10-Q filings are available in iXBRL format at www.sec.gov.

Customer Information Security: The FDIC, the OCC and other bank regulatory agencies have published guidelines (the "Guidelines") establishing standards for safeguarding nonpublic personal information about customers that implement provisions of the Gramm-Leach-Bliley Act (the "GLBA"). Among other things, the Guidelines require each financial institution, under the supervision and ongoing oversight of its Board of Directors or an appropriate committee thereof, to develop, implement and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information, to protect against any anticipated threats or hazards to the security or integrity of such information, and to protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer.

Protecting the privacy of our customers' information as well as the security of the Bank's systems and networks has long been and will continue to be a priority. The Board is committed to maintaining strong and meaningful privacy and security protections for our customers' information. The Chief Information Officer regularly provides reports to Senior Management and the Board regarding the Company's ongoing assessment of cybersecurity threats and risks, data security programs designed to prevent and detect threats, attacks, incursions and breaches, as well as management, mitigation and remediation of potential, and any actual, cybersecurity and information technology risks and breaches. In addition, the Bank is assessed regularly against robust information security standards and provides training to employees on at least an annual basis. The Audit Committee and Management review reports from the Internal Auditor regarding their evaluation of the Company's Information Technology department on a regular basis, as well as reports from various configuration and vulnerability assessments. The Bank has not experienced any information security breaches in the past three years. Included in our mitigation strategy is a comprehensive cybersecurity insurance policy. The Board and Management recognize that cybersecurity matters, including expenditure related threats and the impact of incursions or breaches, may implicate the Company's disclosure under SEC rules and regulations, and intend to remain vigilant with respect to the cybersecurity aspects of these obligations.

Human Capital

At December 31, 2022, the Company had 279 employees and full-time equivalency of 273 employees. Most employees live and work in the State of Maine, with a limited number of employees working remotely outside of Maine.

Talent Acquisition: To effectively operate, the Company requires employees with a variety of skill sets including customer service delivery, analytical ability, leadership, sales acumen and technical expertise. To attract new employees, the Company considers qualified applicants from all sources. Additionally, to both attract and retain employees the Company offers a combination of competitive pay and benefits. Eligible full-time employees and part-time employees who are scheduled to work at least 30 hours per week are provided a flexible benefit plan which includes group life, health, short and long-term disability insurance. Other benefits include paid vacation, paid sick and personal time and a 401(k) defined contribution plan for eligible employees. The Company participates in annual salary surveys to ensure wages are competitive in the local market, and since 1994 has offered a comprehensive, annual incentive compensation plan to all employees.

Diversity and Inclusion: The Company believes that our people are the most valuable asset we have. The collective sum of the individual differences, life experiences, knowledge, inventiveness, innovation, self-expression, unique capabilities, and talent that our employees invest in their work represents a significant part of not only our culture, but our reputation and the Company's achievement as well. We are committed to fostering, cultivating, and preserving a culture of diversity, equity and inclusion, both in our employee base and on our Board of Directors. Valuing diversity and inclusiveness enables us to achieve our corporate mission and creates value for our customers, employees, business partners and shareholders.

Discrimination on the grounds of race, color, religion, sex, sexual orientation, gender identity, age, national origin, physical or mental disability, or other legally protected status is prohibited. This policy of non-discrimination applies to all terms, conditions and privileges of employment including, but not limited to, hiring, employment training, placement, employee

development, promotion, transfer, compensation and benefits. This policy also applies to such areas as educational assistance, employee layoff and recall, social and recreational programs, employee facilities and employee termination.
Through the ongoing development of our Affirmative Action plan, we not only comply with appropriate government regulations but also strive to make the best personnel decisions for our Company and our communities.

Professional Development: Employee development is emphasized and extensive training and development opportunities are provided. Opportunities made available to employees may include participation in industry seminars, industry certificate programs, and advanced industry education at regional or national banking schools. The Company has also developed an in-house program targeted to the development of future leaders. Managers conduct periodic coaching meetings with all employees to review progress towards annual goals, and identify areas of opportunity or performance improvement. Formal performance evaluations are conducted semi-annually. A Development Associate position was recently added to our Education & Training department to ensure all employees are provided with development plans that meet their current and future career needs..

Employee Engagement: The Company recognizes that employees who are involved in, enthusiastic about and committed to their work and workplace contribute meaningfully to the success of the Company. The Company solicits employee feedback through a confidential web portal and periodically surveys employees on various topics of interest. We maintain human resources and other policies, including a harassment policy, to promote a workplace that is safe for all and provide a mechanism where our employees feel they can report incidents that run counter to our policies and the positive culture we endeavor to maintain. In addition, we have a confidential whistleblower program that forwards complaints to the Chair of the Audit Committee of the Board of Directors, and we work to take necessary action as quickly as possible should a complaint be received.

Succession Planning: The Company views succession planning as a priority and incorporates it into the strategic planning process. Succession plans are updated annually for all management roles, and leverages the Company's various development programs to clearly identify both short and long-term successors for each position.

Supervision and Regulation

The Company is a financial holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the "BHC Act"), and section 225.82 of Regulation Y issued by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board" or "FRB"), and is required to file with the Federal Reserve Board an annual report and other information required pursuant to the BHC Act. The Company is subject to examination by the Federal Reserve Board. Virtually all of the Company's cash revenues are generally derived from dividends paid to the Company by the Bank. These dividends are subject to various legal and regulatory restrictions which are summarized in Note 18 to the accompanying financial statements. The Bank is regulated by the Office of the Comptroller of the Currency (the "OCC") and is subject to the provisions of the National Bank Act. As a result, it must meet certain liquidity and capital requirements, which are discussed in the following sections.

General: As a financial holding company, the Company is subject to regulation under the BHC Act and to inspection, examination and supervision by its primary regulator, the FRB. The Company is also subject to the disclosure and regulatory requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, both as administered by the Securities and Exchange Commission (the "SEC"). As a company with securities listed on the NASDAQ, the Company is subject to the rules of the NASDAQ for listed companies. The Bank is subject to regulation and examination primarily by the OCC and is subject to the regulations of the Federal Deposit Insurance Corporation (the "FDIC").

Bank Holding Company Activities: As a bank holding company ("BHC") that has elected to become a financial holding company pursuant to the BHC Act, we may affiliate with securities firms and insurance companies and engage in other activities that are financial in nature or incidental or complementary to activities that are financial in nature. "Financial in nature" activities include securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; merchant banking; and activities that the FRB, in consultation with the Secretary of the U.S. Treasury, determines to be financial in nature or incidental to such financial activity. "Complementary activities" are activities that the FRB determines upon application to be complementary to a financial activity and do not pose a safety and soundness risk.
    FRB approval is not generally required for us to acquire a company (other than a bank holding company, bank or savings association) engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the FRB. Prior FRB approval is required before we may acquire the beneficial ownership or control of more than 5% of the voting shares or substantially all of the assets of a bank holding company, bank or savings association.
    Because we are a financial holding company, if the Bank receives a rating under the Community Reinvestment Act of 1977, as amended (the "CRA"), of less than satisfactory, the Bank and/or the Company will be prohibited, until the rating is raised to satisfactory or better, from engaging in new activities or acquiring companies other than bank holding companies, banks or savings associations, except that we could engage in new activities, or acquire companies engaged in activities, that

are closely related to banking under the BHC Act. The Bank's primary regulator, the OCC, issued new CRA rules in June 2020; these rules were rescinded in December 2021, and the 1995 CRA rules jointly issued by the OCC, FRB, and FDIC were restored. The Company will monitor any changes in CRA rules. In addition, if the FRB finds that the Bank is not well capitalized or well managed, we would be required to enter into an agreement with the FRB to comply with all applicable capital and management requirements and which may contain additional limitations or conditions. Until corrected, we could be prohibited from engaging in any new activity or acquiring companies engaged in activities that are not closely related to banking under the BHC Act without prior FRB approval. If we fail to correct any such condition within a prescribed period, the FRB could order us to divest our banking subsidiaries or, in the alternative, to cease engaging in activities other than those closely related to banking under the BHC Act.

In determining whether to approve a proposed bank acquisition, federal bank regulators will consider, among other factors, the effect of the acquisition on competition, financial condition, and future prospects including current and projected capital ratios and levels, the competence, experience, and integrity of management and record of compliance with laws and regulations, the convenience and needs of the communities to be served, including the acquiring institution's record of compliance under the CRA, the effectiveness of the acquiring institution in combating money laundering activities and the risk to the stability of the United States banking system.

The Company is a legal entity separate and distinct from the Bank. The primary source of funds to pay dividends on our common stock is dividends from the Bank. Various federal and state statutory provisions and regulations limit the amount of dividends the Bank may pay without regulatory approval. Federal bank regulatory agencies have the authority to prohibit the Bank from engaging in unsafe or unsound practices in conducting its business. The payment of dividends, depending on the financial condition of the Bank, could be deemed an unsafe or unsound practice. The ability of the Bank to pay dividends in the future is currently, and could be further, influenced by bank regulatory policies and capital guidelines.

The Bank is subject to restrictions under federal law that limit the transfer of funds or other items of value from a subsidiary to the Company and any nonbank subsidiaries (including affiliates) in so-called "covered transactions." In general, covered transactions include loans and other extensions of credit, investments and asset purchases, as well as certain other transactions involving the transfer of value from a subsidiary bank to an affiliate or for the benefit of an affiliate. Unless an exemption applies, covered transactions by a subsidiary bank with a single affiliate are limited to 10% of the subsidiary bank's capital and surplus and, with respect to all covered transactions with affiliates in the aggregate, to 20% of the subsidiary bank's capital and surplus. Also, loans and extensions of credit to affiliates generally are required to be secured by qualifying collateral. A bank's transactions with its nonbank affiliates are also generally required to be on arm's-length terms.

The FRB has a policy that a BHC is expected to act as a source of financial and managerial strength to each of its subsidiary banks and, under appropriate circumstances, to commit resources to support each such subsidiary bank. This support may be required at times when the BHC may not have the resources to provide the support. The OCC may order an assessment of the BHC if the capital of one of its national bank subsidiaries were to become impaired. If the BHC failed to pay the assessment within three months, the OCC could order the sale of the BHC's holdings of stock in the national bank to cover the deficiency.

In the event of the "liquidation or other resolution" of an insured depository institution, the claims of depositors payable in the United States (including the claims of the FDIC as subrogee of insured depositors) and certain claims for administrative expenses of the FDIC as a receiver will have priority over other general unsecured claims against the institution. If an insured depository institution fails, claims of insured and uninsured U.S. depositors, along with claims of the FDIC, will have priority in payment ahead of unsecured creditors, including the BHC, and depositors whose deposits are solely payable at such insured depository institution's non-U.S. offices.

Capital Requirements: The Company and the Bank are subject to risk-based capital requirements and rules issued by the FRB, the OCC and the FDIC (the "Capital Rules") that are based on the Basel Committee on Banking Supervision's ("Basel Committee") framework for strengthening capital and liquidity regulation (referred to as Basel III). If a banking organization's capital levels fall below the minimum requirements established by the Capital Rules, a bank or BHC will be expected to develop and implement a plan acceptable to its regulators to achieve adequate levels of capital within a reasonable period, and may be denied approval to acquire or establish additional banks or non-bank businesses, merge with other institutions or open branch facilities until such capital levels are achieved. Federal regulations require federal bank regulators to take "prompt corrective action" with respect to insured depository institutions that fail to satisfy minimum capital requirements, and to impose significant restrictions on such institutions. See "Prompt Corrective Action" below.

Leverage Capital Ratio: The regulations of the OCC require national banks to maintain a minimum "Leverage Capital Ratio" or ratio of "Tier 1 Capital" (as defined in the Risk-Based Capital Guidelines discussed in the following paragraphs) to Total Assets of 4.0%. Any bank experiencing or anticipating significant growth is expected to maintain capital well above the minimum levels. The Federal Reserve Board's guidelines impose substantially similar leverage capital requirements on BHCs on a consolidated basis. It is possible that banking regulators may increase minimum capital requirements for banks should economic conditions worsen.

Risk-Based Capital Requirements: OCC regulations also require national banks to maintain minimum capital levels as a percentage of a bank's risk-adjusted assets. A bank's qualifying total capital ("Total Capital") for this purpose may include two components: "Core" (Tier 1) Capital and "Supplementary" (Tier 2) Capital; Tier 1 Capital is further broken down in the Capital Rules to Common Equity Tier 1 (CET1) and Additional Tier 1 Capital (AT1). Core Capital consists primarily of common stockholders' equity, which generally includes common stock, related surplus and retained earnings, certain non-cumulative perpetual preferred stock and related surplus, and minority interests in the equity accounts of consolidated subsidiaries, and (subject to certain limitations) mortgage servicing rights and purchased credit card relationships, less all other intangible assets (primarily goodwill). Neither the Company nor the Bank carries any capital items that would be considered AT1, thus CET1 and Tier 1 Capital for the Company and the Bank are equal. Supplementary Capital elements include, subject to certain limitations, a portion of the allowance for loan losses, perpetual preferred stock that does not qualify for inclusion in Tier 1 capital, long-term preferred stock with an original maturity of at least 20 years and related surplus, certain forms of perpetual debt and mandatory convertible securities, and certain forms of subordinated debt and intermediate-term preferred stock.

The risk-based capital rules assign the majority of a bank's balance sheet assets and the credit equivalent amounts of the bank's off-balance sheet obligations to one of four risk categories, weighted at 0%, 20%, 50% or 100%, as applicable. A small amount of assets and off-balance sheet obligations are assigned a risk weight above 100%. Applying these risk-weights to each category of the bank's balance sheet assets and to the credit equivalent amounts of the bank's off-balance sheet obligations and summing the totals results in the amount of the bank's total Risk-Weighted Assets (RWAs) for purposes of the risk-based capital requirements. RWAs for institutions such as the Bank will generally be less than reported balance sheet assets because its retail banking activities include proportionally more residential mortgage loans, many of its investment securities have a low risk weighting and there is a relatively small volume of off-balance sheet obligations.

The risk-based capital regulations require all banks to maintain a minimum ratio of CET1 to RWAs of 4.5%, CET1 plus AT1 to RWAs of 6.0%, and Total Capital to Risk-Weighted Assets of 8.0%, of which at least one-half (4.0%) must be Core (Tier 1) Capital. For the purpose of calculating these ratios: (i) a banking organization's Supplementary Capital eligible for inclusion in Total Capital is limited to no more than 100% of Core Capital; and (ii) the aggregate amount of certain types of Supplementary Capital eligible for inclusion in Total Capital is further limited. For example, the regulations limit the portion of the allowance for loan losses eligible for inclusion in Total Capital to 1.25% of Risk-Weighted Assets. The Federal Reserve Board has established substantially identical risk-based capital requirements, which are applied to BHCs on a consolidated basis. The risk-based capital regulations explicitly provide for the consideration of interest rate risk in the overall evaluation of a bank's capital adequacy to ensure that banks effectively measure and monitor their interest rate risk, and that they maintain capital adequate for that risk. A bank deemed by its federal banking regulator to have excessive interest rate risk exposure may be required to maintain additional capital (that is, capital in excess of the minimum ratios discussed above). The Bank believes, based on its level of interest rate risk exposure, that this provision will not have a material adverse effect on it.

Additionally, the Capital Rules require an institution to establish a capital conservation buffer of CET1 capital in an amount above the minimum risk-based capital requirements for "adequately capitalized" institutions equal to 2.5% of total RWA, resulting in a requirement for the Company and the Bank effectively to maintain CET1, Tier 1 and total capital ratios of 7%, 8.5% and 10.5%, respectively. Banking institutions with a ratio of CET1 capital to RWA above the minimum requirement but below the capital conservation buffer face restrictions on the ability to pay dividends, pay discretionary bonuses, and to engage in share repurchases based on the amount of the shortfall and the institution's "eligible retained income" (the greater of (i) net income for the preceding four quarters, net of distributions and associated tax effects not reflected in net income and (ii) average net income over the preceding four quarters).

On December 31, 2022, the Company's consolidated Total Capital Ratio 13.58%, its CET1 and Tier 1 ratios were 12.70%, and its Leverage Capital Ratio was 9.01%. Based on the above figures and accompanying discussion, the Company exceeds all regulatory capital requirements and is considered well capitalized.

Prompt Corrective Action: The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires, among other things, that the federal banking regulators take "prompt corrective action" with respect to, and imposes significant restrictions on, any bank that fails to satisfy its applicable minimum capital requirements. FDICIA establishes five capital categories consisting of "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." Under applicable regulations, a bank that has a Total Risk-Based Capital Ratio of 10.0% or greater, a Tier 1 Risk-Based Capital Ratio of 8.0% or greater, a CET1 ratio of 6.5% or greater, and a Leverage Capital Ratio of 5.0% or greater, and is not subject to any written agreement, order, capital directive or prompt corrective action directive to meet and maintain a specific capital level for any capital measure, is deemed to be "well capitalized." A bank that has a Total Risk-Based Capital Ratio of 8.0% or greater, a Tier 1 Risk-Based Capital Ratio of 6.0%, a CET1 ratio of 4.5%, or greater and a Leverage Capital Ratio of 4.0% or greater and does not meet the definition of a well-capitalized bank is considered to be "adequately capitalized." A bank that has a Total Risk-Based Capital Ratio of less than 8.0%, or has a Tier 1 Risk-Based Capital Ratio that is less than 6.0%, or a CET1 ratio of less than 4.5%, or a Leverage Capital Ratio of less than 4.0% is considered "undercapitalized." A bank that has a Total Risk-Based Capital Ratio of less than 8.0%, or a Tier 1 Risk-Based Capital Ratio that is less than 4.0%, or a CET1 ratio of less than 3.0%, or a Leverage Capital Ratio that is less than 3.0% is considered to be "significantly undercapitalized," and a bank that has a ratio of tangible equity to total assets equal to or less than 2% is deemed to be "critically undercapitalized." A bank may be deemed to be in a capital category lower than is indicated by its actual capital position if it is determined to be in an unsafe or unsound condition or receives an unsatisfactory examination rating. FDICIA generally prohibits a bank from making capital distributions (including payment of dividends) or paying management fees to controlling stockholders or their affiliates if, after such payment, the bank would be undercapitalized.

Under FDICIA and the applicable implementing regulations, an undercapitalized bank will be (i) subject to increased monitoring by its primary federal banking regulator; (ii) required to submit to its primary federal banking regulator an acceptable capital restoration plan (guaranteed, subject to certain limits, by the bank's holding company) within 45 days of being classified as undercapitalized; (iii) subject to strict asset growth limitations; and (iv) required to obtain prior regulatory approval for certain acquisitions, transactions not in the ordinary course of business, and entries into new lines of business. In addition to the foregoing, the primary federal banking regulator may issue a "prompt corrective action directive" to any undercapitalized institution. Such a directive may (i) require sale or re-capitalization of the bank; (ii) impose additional restrictions on transactions between the bank and its affiliates; (iii) limit interest rates paid by the bank on deposits; (iv) limit asset growth and other activities; (v) require divestiture of subsidiaries; (vi) require replacement of directors and officers; and (vii) restrict capital distributions by the bank's parent holding company. In addition to the foregoing, a significantly undercapitalized institution may not award bonuses or increases in compensation to its senior executive officers until it has submitted an acceptable capital restoration plan and received approval from its primary federal banking regulator.

No later than 90 days after an institution becomes critically undercapitalized, the primary federal banking regulator for the institution must appoint a receiver or, with the concurrence of the FDIC, a conservator, unless the agency, with the concurrence of the FDIC, determines that the purpose of the prompt corrective action provisions would be better served by another course of action. FDICIA requires that any alternative determination be "documented" and reassessed on a periodic basis. Notwithstanding the foregoing, a receiver must be appointed after 270 days unless the appropriate federal banking agency and the FDIC certify that the institution is viable and not expected to fail.

Dodd-Frank Wall Street Reform and Consumer Protection Act: The Dodd-Frank Act, enacted on July 21, 2010, resulted in broad changes to the U.S. financial system and was the most significant financial reform legislation enacted since the 1930s. The Dodd-Frank Act has affected, and we expect it will continue to affect, most of our business in some way, either directly through regulation of specific activities or indirectly through regulation of concentration risks, capital and liquidity.   A number of reforms to the Dodd-Frank Act were included in S.2155, passed in May 2018, however most were targeted for financial institutions smaller than the Company.

The Dodd-Frank Act established the Consumer Financial Protection Bureau (the "CFPB") to ensure consumers receive clear and accurate disclosures regarding financial products and to protect consumers from hidden fees and unfair or abusive practices. The CFPB concentrated much of its initial rule-making efforts on mortgage lending related topics required under the Act, including ability-to-repay, qualified mortgage standards, mortgage servicing standards, loan originator compensation, high-cost mortgage requirements and appraisal and escrow requirements for higher priced mortgage loans.

Deposit Insurance Assessments: The Bank is a member of the Deposit Insurance Fund ("DIF") maintained by the FDIC. Through the DIF, the FDIC insures the deposits of the Bank up to prescribed limits for each depositor. The DIF was formed March 31, 2006, upon the merger of the Bank Insurance Fund and the Savings Insurance Fund in accordance with the Federal Deposit Insurance Reform Act of 2005 (the "FDIR Act"). The FDIC may terminate a depository institution's deposit insurance upon a finding that the institution's financial condition is unsafe or unsound or that the institution has engaged in unsafe or unsound practices or has violated any applicable rule, regulation, order or condition enacted or imposed by the institution's regulatory agency. The termination of deposit insurance for the Bank could have a material adverse effect on our earnings.

The Bank is subject to deposit insurance assessments to maintain the DIF; these assessments are based on its assets. To determine its deposit insurance assessment base, the Bank computes the base amount of its average consolidated assets less its average tangible equity (defined as the amount of Tier I capital) and the applicable assessment rate. On May 20, 2016, the FDIC's Board of Directors adopted a final rule that changed the manner in which deposit insurance assessment rates are calculated for established small banks (generally those banks with less than $10 billion of assets that have been insured for at least five years). The rule takes a risk based approach, utilizing the CAMELS rating system, which is a supervisory rating system designed to take into account and reflect financial and operational risks that a bank may face, as one component of the assessment calculation along with seven additional metrics including capital adequacy, asset quality, earnings, brokered deposit reliance, and assets growth rate.   Each of the seven metrics and a weighted average of CAMELS component ratings is multiplied by a corresponding pricing multiplier. The sum of these products is added to a uniform amount, with the resulting sum being an institution's initial base assessment rate (subject to minimum or maximum assessment rates based on a bank's CAMELS composite rating). Assessments for established small banks range from 1.5 to 30 basis points, after adjustments. Assessment rates specific to the Bank are calculated quarterly based upon its balance sheet and performance metrics as of the prior quarter end. The FDIC has the power to adjust deposit insurance assessment rates at any time, and the Company is not able to predict the amount or timing of any adjustment. In October 2022 the FDIC announced a uniform deposit insurance premium increase of 2 basis points effective in the second quarter of 2023.

The Federal Deposit Insurance Act ("FDIA"), as amended by the Federal Deposit Insurance Reform Act and the Dodd-Frank Act, established a minimum reserve ratio of the DIF to estimated insured deposits of 1.15% prior to September 2020 and 1.35% thereafter. Further, the Dodd-Frank Act required that, in setting assessments, the FDIC offset the effect of the increase in the minimum reserve ratio from 1.15% to 1.35% on banks with less than $10 billion in assets. To satisfy these requirements, on March 15, 2016, the FDIC's Board of Directors approved a final rule to increase the DIF's reserve ratio to the statutorily required minimum ratio of 1.35% of estimated insured deposits. The final rule imposed a 4.5 basis points surcharge on the quarterly insurance assessments of large banks, which became effective on July 1, 2016. The surcharge continued through September 30, 2018, when the reserve ratio reached 1.36% of insured deposits, exceeding the statutorily required minimum reserve ratio of 1.35%. Small banks, such as the Bank, were not required to pay the surcharge. To offset the effect of the increase in the reserve ratio on small banks, those banks received credits for the portion of their assessments that helped to raise the reserve ratio from 1.15% to 1.35%. Credits were to be applied automatically to reduce a small bank's regular assessment in each quarter that the reserve ratio is at least 1.38%, up to the entire amount of the credit or assessment. For the Bank, credits began to be applied in the third quarter of 2019, and the last of the credits were applied in the first quarter of 2020.

Brokered Deposits and Pass-Through Deposit Insurance Limitations: Under FDICIA, a bank cannot accept brokered deposits unless it either (i) is "Well Capitalized" or (ii) is "Adequately Capitalized" and has received a written waiver from its primary federal banking regulator. For this purpose, "Well Capitalized" and "Adequately Capitalized" have the same definitions as in the Prompt Corrective Action regulations. See "Prompt Corrective Action" above. Banks that are not in the "Well Capitalized" category are subject to certain limits on the rates of interest they may offer on any deposits (whether or not obtained through a third-party deposit broker). Pass-through insurance coverage is not available in banks that do not satisfy the requirements for acceptance of brokered deposits, except that pass-through insurance coverage will be provided for employee benefit plan deposits in institutions which at the time of acceptance of the deposit meet all applicable regulatory capital requirements and send written notice to their depositors that their funds are eligible for pass-through deposit insurance. Industry regulators have recently published changes to the definition of brokered deposits; the Company has reviewed new standards and believes it will have no impact upon its business. The Bank currently accepts brokered deposits.

Real Estate Lending Standards: FDICIA requires the federal bank regulatory agencies to adopt uniform real estate lending standards. The FDIC and the OCC have adopted regulations which establish supervisory limitations on Loan-to-Value ("LTV") ratios in real estate loans by FDIC-insured banks, including national banks. The regulations require banks to establish LTV ratio limitations within or below the prescribed uniform range of supervisory limits. The CFPB amended Regulation Z effective January 10, 2014 to implement Ability to Repay and Qualified Mortgage Standards for residential mortgage lending. The Bank has elected to follow large bank treatment under the rule. The Bank follows the Ability to Repay rule by making a good faith determination of an applicant's ability to repay under the terms of the transaction; loans meeting the outlined standards for Qualified Mortgages are identified as such in the Bank's records. The CFPB further amended Regulation Z along with amending Regulation X to combine certain disclosures consumers receive when applying for and closing on a mortgage loan under the Truth in Lending Act and Real Estate Settlement Procedures Act. These amendments became effective October 3, 2015. In 2018, new rules went into effect for the Home Mortgage Disclosure Act ("HMDA"), expanding its scope and data reporting requirements.

Standards for Safety and Soundness: Pursuant to FDICIA the federal bank regulatory agencies have prescribed, by regulation, standards and guidelines for all insured depository institutions and depository institution holding companies relating to: (i) internal controls, information systems and internal audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate risk exposure; (v) asset growth; and (vi) compensation, fees and benefits. The compensation standards prohibit employment contracts, compensation or benefit arrangements, stock option plans, fee arrangements or other compensatory arrangements that would provide "excessive" compensation, fees or benefits, or that could lead to material financial loss. In addition, the federal bank regulatory agencies are required by FDICIA to prescribe standards specifying: (i) maximum classified assets to capital ratios; (ii) minimum earnings sufficient to absorb losses without impairing capital; and (iii) to the extent feasible, a minimum ratio of market value to book value for publicly-traded shares of depository institutions and depository institution holding companies.

Privacy: The FDIC, the OCC and other regulatory agencies have published privacy rules pursuant to provisions of the GLBA ("Privacy Rules"). The Privacy Rules, which govern the treatment of nonpublic personal information about consumers by financial institutions, require a financial institution to provide notice to customers (and other consumers in some circumstances) about its privacy policies and practices, describe the conditions under which a financial institution may disclose nonpublic personal information to non-affiliated third parties, and provide a method for consumers to prevent a financial institution from disclosing that information to most non-affiliated third parties by "opting-out" of that disclosure, subject to certain exceptions.

Cyber-Security: In November 2021, the U.S. bank regulatory agencies adopted a joint final rule regarding notification requirements for banking organizations related to significant computer security incidents. Under the final rule, bank holding companies and national banks, such as the Company and the Bank, are required to notify the FRB or OCC, respectively, within 36 hours of incidents that have materially disrupted or degraded, or are reasonably likely to materially disrupt or degrade the banking organization's ability to deliver services to a material portion of its customer base, or jeopardize the viability of key operations of the banking organization.

USA Patriot Act: The USA Patriot Act of 2001, designed to deny terrorists and others the ability to obtain anonymous access to the U.S. financial system, has significant implications for depository institutions, broker-dealers and other businesses involved in the transfer of money. The USA Patriot Act, together with the implementing regulations of various federal regulatory agencies, have caused financial institutions, including the Bank, to adopt and implement additional, or to amend existing, policies and procedures with respect to, among other things, anti-money laundering compliance, suspicious activity and currency transaction reporting, customer identity verification and customer risk analysis. The statute and its underlying regulations also permit information sharing for counter-terrorist purposes between federal law enforcement agencies and financial institutions, as well as among financial institutions, subject to certain conditions, and require the Federal Reserve Board (and other federal banking regulatory agencies) to evaluate the effectiveness of an applicant in combating money laundering activities when considering applications filed under Section 3 of the BHC Act or under the Bank Merger Act.

The Bank Secrecy Act: The Bank Secrecy Act (the "BSA") requires all financial institutions, including banks and securities broker-dealers, to, among other things, establish a risk-based system of internal controls reasonably designed to prevent money laundering and the financing of terrorism. It includes a variety of recordkeeping and reporting requirements (such as cash and suspicious activity reporting) as well as due diligence/know-your-customer documentation requirements. In January 2021, the Anti-Money Laundering Act of 2020 ("AMLA"), which amends the BSA, was enacted. The AMLA codifies a risk-based approach to anti-money laundering compliance for financial institutions; requires the development of standards by the U.S. Department of the Treasury for evaluating technology and internal processes for BSA compliance; and expands enforcement- and investigation-related authority, including a significant expansion in the available sanctions for certain BSA violations. The Bank has established an anti-money laundering program to comply with the BSA requirements.

The Sarbanes-Oxley Act: The Sarbanes-Oxley Act of 2002 ("SOX") implemented a broad range of corporate governance and accounting measures for public companies (including publicly-held bank holding companies such as the Company) designed to promote honesty and transparency in corporate America and better protect investors from corporate wrongdoings. SOX's principal provisions, many of which have been implemented through regulations released and policies and rules adopted by the securities exchanges in 2003 and 2004, provide for and include, among other things:
- The creation of an independent accounting oversight board;
- Auditor independence provisions which restrict non-audit services that accountants may provide to clients;
- Additional corporate governance and responsibility measures, including the requirement that the chief executive officer and chief financial officer of a public company certify financial statements;
- The forfeiture of bonuses or other incentive-based compensation and profits from the sale of an issuer's securities by directors and senior officers in the twelve-month period following initial publication of any financial statements that later require restatement;
- An increase in the oversight of, and enhancement of certain requirements relating to, audit committees of public companies and how they interact with the public company's independent auditors;
- Requirements that audit committee members must be independent and are barred from accepting consulting, advisory or other compensatory fees from the issuer;
- Requirements that companies disclose whether at least one member of the audit committee is a 'financial expert' (as such term is defined by the SEC), and if not, why not;
- Expanded disclosure requirements for corporate insiders, including accelerated reporting of stock transactions by insiders and a prohibition on insider trading during certain blackout periods;
- A prohibition on personal loans to directors and officers, except certain loans made by insured financial institutions, such as the Bank, on non-preferential terms and in compliance with bank regulatory requirements;
- Disclosure of a code of ethics and filing a Form 8-K in the event of a change or waiver of such code; and
- A range of enhanced penalties for fraud and other violations.

The Company complies with the provisions of SOX and its underlying regulations. Management believes that such compliance efforts have strengthened the Company's overall corporate governance structure, and does not believe that such compliance has had, or will in the future have, a material impact on the Company's results of operations or financial condition.

Consumer Protection Provisions: FDICIA also includes provisions requiring advance notice to regulators and customers for any proposed branch closing and authorizing (subject to future appropriation of the necessary funds) reduced insurance assessments for institutions offering "lifeline" banking accounts or engaged in lending in distressed communities. FDICIA also includes provisions requiring depository institutions to make additional and uniform disclosures to depositors with respect to the rates of interest, fees and other terms applicable to consumer deposit accounts.

FDIC Waiver of Certain Regulatory Requirements: The FDIC issued a rule, effective on September 22, 2003, that includes a waiver provision which grants the FDIC Board of Directors extremely broad discretionary authority to waive FDIC regulatory provisions that are not specifically mandated by statute or by a separate regulation.

Impact of Monetary Policy: Our business and earnings are affected significantly by the fiscal and monetary policies of the federal government and its agencies. We are particularly affected by the policies of the FRB, which regulates the supply of money and credit in the United States. Among the instruments of monetary policy available to the FRB are (a) conducting open market operations in United States government securities, (b) changing the discount rates of borrowings of depository institutions, (c) imposing or changing reserve requirements against depository institutions' deposits, and (d) imposing or changing reserve requirements against certain borrowings by banks and their affiliates. These methods are used in varying degrees and combinations to directly affect the availability of bank loans and deposits, as well as the interest rates charged on loans and paid on deposits. The policies of the FRB may have a material effect on our business, results of operations and financial condition. The nature of future monetary policies and the effect of such policies on the future business and earnings of the Company and the Bank cannot be predicted. See Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 1A - Risk Factors, regarding the Bank's net interest margin and the effect of interest rate volatility on future earnings.

ITEM 1A. Risk Factors

The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us and our business. If any of these risks were to materialize, our business, financial condition or results of operations could be materially and adversely affected.

Risk Associated With Our Business

COVID-19 Pandemic

Our operations, business, and financial condition have been and may continue to be impacted by the COVID-19 pandemic.

The COVID-19 outbreak, which evolved into a worldwide pandemic, has had a myriad of adverse impacts upon society as a whole. The spread of COVID-19 has caused illness, quarantines, cancellation of events and travel, business and school shutdowns, reduction in business activity and financial transactions, supply chain interruptions and overall economic and financial market instability. In response to the COVID-19 pandemic, Federal, State and Local governments took preventative or protective actions, such as imposing restrictions on travel and business operations, advising or requiring individuals to limit or forgo their time outside of their homes, and ordering temporary closures of businesses that have been deemed to be non-essential. The restrictions and other consequences of the pandemic have resulted, and may continue to result, in significant adverse effects for many different types of businesses, including, among others, those in the retail sales, travel, hospitality and food and beverage industries, and resulted in a significant number of layoffs and furloughs of employees nationwide and in the markets in which we operate. Future impacts of the COVID-19 pandemic on our business are uncertain and outside our control, could be widespread and material, and may include, or exacerbate, among other consequences, the following:

- unavailability of key personnel necessary to conduct our business activities;
- disruption resulting from having a significant percentage of employees work remotely;
- repeated or sustained closures of our branch lobbies;
- declines in demand for loans and other banking services;
- reduced consumer spending due to job losses or other impacts of the virus;
- adverse conditions in financial markets may have a negative impact on our investment portfolio;
- adverse economic conditions result in a slowdown in municipal tax collections potentially impacting municipal loans;
- investments, and deposit balances;
- decline in credit quality of our loan portfolio leading to increased provisions for loan losses;
- declines in the value of loan collateral, including residential and commercial real estate;
- decline in the liquidity of borrowers and guarantors impairing their ability to honor financial commitments; or
- actions of governmental entities to limit business activities.

The significant contribution of tourism and hospitality businesses to the State of Maine's overall economy, and the Company's primary market areas in particular, may result in a disproportionate effect relative to other regions. These factors, together or in combination with other events or occurrences related to COVID-19 that may not yet be known or anticipated, may materially and adversely affect our business, financial condition and results of operations.

Credit Risks

We are subject to credit risk and may incur losses if loans are not repaid.

There are inherent risks associated with our lending activities. These risks include, among other things, the impact of changes in interest rates and changes in the economic conditions in the markets where we operate as well as those across the United States and abroad. Increases in interest rates and/or weakening economic conditions could adversely impact the ability of borrowers to repay outstanding loans and the value of the collateral securing these loans. Other changes in the values of underlying collateral securing loans could pose additional risk if the collateral must be relied upon for repayment in the event of a loan default. We seek to mitigate the risks inherent in our loan portfolio by adhering to specific underwriting practices. Although we believe that our underwriting criteria are appropriate for the various kinds of loans we make, we may incur losses on loans that meet our underwriting criteria, and these losses may exceed the amounts set aside as reserves in our allowance for loan losses.

Our loan portfolio includes commercial, commercial real estate and commercial construction loans that may have higher risks than other types of loans.

Our commercial, commercial real estate, and commercial construction loans at December 31, 2022 and 2021 were $1.11 billion and $920.1 million, or 58.1% and 55.9% of total loans, respectively. Commercial and commercial real estate loans generally carry larger loan balances and can involve a greater degree of financial and credit risk than other loans. As a result, banking regulators continue to give greater scrutiny to lenders (such as the Bank) with a high concentration or a high growth rate of commercial real estate loans in their portfolios, and such lenders are expected to implement stricter underwriting criteria, internal controls, risk management policies and portfolio stress testing, as well as higher capital levels and loss allowances. The increased financial and credit risk associated with these types of loans are a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the size of loan balances, the effects of general economic conditions on income-producing properties, the potential illiquidity of the real estate collateral securing such losses, and the increased difficulty of evaluating and monitoring these types of loans.

Regulators have the right to require banks to maintain elevated levels of capital or liquidity due to commercial real estate loan concentrations, and could do so, especially if there is a downturn in our local real estate markets. In addition, when underwriting a commercial or industrial loan, we may take a security interest in commercial real estate, and, in some instances upon a default by the borrower, we may foreclose on and take title to the property, which results in the incurrence of tax and other maintenance costs and which may lead to potential financial risks for us under applicable environmental laws. If hazardous substances were discovered on any of these properties, we may be liable to governmental agencies or third parties for the costs of remediation of the hazard, as well as for personal injury and property damage. Many environmental laws can impose liability regardless of whether the accused lender knew of, or had been responsible for, the contamination.

Furthermore, the repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate or commercial project. If the cash flows from the project are reduced, a borrower's ability to repay the loan may be impaired. This cash flow shortage may result in the failure to make loan payments. In such cases, we may be compelled to modify the terms of the loan. In addition, the nature of these loans is such that they are generally less predictable and more difficult to evaluate and monitor. As a result, repayment of these loans may, to a greater extent than residential loans, be subject to adverse conditions in the real estate market or the broader economy.

Our allowance for loan losses may be insufficient and require additional provision from earnings.

The Bank maintains an allowance for loan losses based on, among other things, national and regional economic conditions, historical loss experience and delinquency trends. We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of borrowers and the value of the real estate and other assets serving as collateral for the repayment of loans. In determining the size of the allowance for loan losses, we rely on our experience and our evaluation of economic conditions. However, we cannot predict loan losses with certainty, and we cannot provide assurance that charge-offs in future periods will not exceed the allowance for loan losses. If, as a result of general economic conditions, previously incorrect assumptions or an increase in defaulted loans, we determine that additional increases in the allowance for loan losses are necessary, we will incur additional provision expenses. In addition, regulatory agencies review the Bank's allowance for loan losses and may require additions to the allowance based on their judgment about information available to them at the time of their examination. Management could also decide that the allowance for loan losses should be increased. If charge-offs in future periods exceed the allowance for loan losses, we will need additional provisions to increase the allowance for loan losses. Furthermore, growth in the loan portfolio would generally lead to an increase in the provision for loan losses. Finally, our industry is the midst of a methodology change in the calculation of the allowance for loan losses. The incurred loss model presently in use will be replaced by a current expected credit loss model ("CECL"). The effective implementation date of CECL for the Company had been January 1, 2020. In October 2019, the Financial Accounting Standards Board ("FASB") approved an amendment to ASU 2016-13, the CECL standard, whereby the effective date of ASU 2016-13 was delayed for companies that qualify as a Smaller Reporting Companies ("SRC"). The Company qualified as an SRC and as such our effective implementation date for CECL is now January 1, 2023. Substantial progress towards a formal estimate of a required allowance for credit losses to meet the CECL standard has been made, and the Company expects that an increase in the level may be necessary. As allowed by CECL implementation rules, any such day one increase will be a one-time capital event with an option to phase-in over three years for regulatory capital purposes, and is not presently expected to materially and adversely impact the Company's earnings upon adoption.

Increases in the allowance for loan losses typically result in a decrease in net income and capital, and may have a material adverse effect on our financial condition, results of operations and cash flows. See the section captioned "Credit Risk Management and Allowance for Loan Losses" in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, located elsewhere in this report, for further discussion related to our process for determining the appropriate level of the allowance for loan losses.

The Maine foreclosure process can be lengthy and add additional losses for the Bank.

Residential foreclosures in Maine occur through the judicial system. Under ideal circumstances, it can take as little as six months to foreclose on a Maine property; however, if the borrower contests the foreclosure or the court delays the foreclosure, the process may take up to two years, or longer in some instances. In 2009, the Maine Legislature passed "An Act to Preserve Home Ownership and Stabilize the Economy by Preventing Unnecessary Foreclosures." This law provides for mediation of foreclosure of residential mortgages and borrowers may choose mediation in which parties must attend mediation sessions and evaluate foreclosure alternatives in good faith. This law also provides that issues such as reinstatement of the mortgage, modification of the loan and restructuring of the mortgage debt are to be addressed at these mediation sessions. Given the uncertain timeframe related to foreclosure in Maine, the Bank can incur additional legal fees and other costs, such as payment of property taxes and insurance, if the foreclosure process is extended. In addition, the value of the property may further decline if the borrower fails to maintain the property in good order or market conditions worsen during this extended period.

The Bank is exposed to risk of environmental liabilities with respect to properties to which it takes title.

In the course of business, the Bank may own or foreclose and take title to real estate that may be subject to environmental liabilities with respect to subject property. As a result, the Company may be held liable for property damage, personal injury, investigation and restoration costs. The cost associated with investigation or restoration activities could be substantial. In addition, as the owner or former owner of a contaminated site, the Company may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property.

A decline in economic conditions or real estate values in our primary market area could adversely impact results of operations and financial condition.

Most of the Bank's lending is in Mid-Coast and Eastern Maine. As a result of this geographic concentration, a significant broad-based deterioration in economic conditions in this area of Northern New England could have a material adverse impact on the quality of the Bank's loan portfolio, and could result in a decline in the demand for our products and services and, accordingly, could negatively impact our results of operations. Such a decline in economic conditions could impair borrowers' ability to pay outstanding principal and interest on loans when due and, consequently, adversely affect the cash flows of our business. The Bank's loan portfolio is largely secured by real estate collateral. A substantial portion of the real and personal property securing the loans in the Bank's portfolio is located in Mid-Coast and Eastern Maine. Conditions in the real estate market in which the collateral for the Bank's loans is located strongly influence the level of the Bank's non-performing loans, the potential or actual amounts realized from real estate collateral in the event of default, and ultimately the results of operations.

Liquidity & Interest Rate Risks

Changes in interest rates could adversely affect our net interest income and profitability.

Our earnings and cash flows are largely dependent upon our net interest income. Net interest income is the difference between interest income earned on interest-earning assets, such as loans and securities, and interest expense paid on interest-bearing liabilities, such as deposits and borrowed funds. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions, demand for loans, securities and deposits, and policies of various governmental and regulatory agencies and, in particular, the Board of Governors of the Federal Reserve System. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and securities and the amount of interest we pay on deposits and borrowings, but such changes could also affect

- our ability to originate loans and obtain deposits;
- the fair value of our financial assets and liabilities; and
- the average duration of our loans and securities that are collateralized by mortgages.

If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore our earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings. If interest rates decline, our higher-rate loans and investments may be subject to prepayment risk, which could negatively impact our net interest margin. Conversely, if interest rates increase, our loans and investments may be subject to extension risk, which could negatively impact our net interest margin as well. Any substantial, unexpected or prolonged change in market interest rates could have a material adverse effect on our financial condition, results of operations and cash flows. See Item 7A. Quantitative and Qualitative Disclosures about Market Risk, located elsewhere in this report, for further discussion related to our management of interest rate risk.

The value of our investment portfolio may be negatively affected by changes in interest rates and disruptions in securities markets.

Volatile market conditions may detrimentally affect the value of securities held in our portfolio due to the perception of heightened credit and liquidity risks. There can be no assurance that the declines in market value associated with these disruptions will not result in other than temporary impairments of these assets, which would lead to accounting charges that could have a material adverse effect on our net income and capital levels. Our mortgage-backed bond portfolio may be subject to extension risk as interest rates rise, extending the average life of the bonds. As of December 31, 2022, we had $284.5 million and $393.9 million in available for sale and held to maturity investment securities, respectively. Numerous factors, including lack of liquidity for re-sales of certain investment securities, absence of reliable pricing information for investment securities, adverse changes in business climate, adverse actions by regulators, rising interest rates, or unanticipated changes in the competitive environment could have a negative effect on our investment portfolio in future periods. If an impairment charge is significant enough it could affect the ability of the Bank to renew funding. This could have a material adverse effect on our liquidity and the Bank's ability to upstream dividends to the Company and for the Company to then pay dividends to shareholders. It could also negatively impact our regulatory capital ratios and result in our not being classified as "well-capitalized" for regulatory purposes.

Illiquidity could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through traditional deposits, brokered deposit renewals or rollovers, secured or unsecured borrowings, the sale of securities or loans or other sources could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry or the economy in general, or could be available only under terms which are unacceptable to us. We rely primarily on commercial and retail deposits and, to a lesser extent, brokered deposit renewals and rollovers, advances from the Federal Home Loan Bank of Boston (the "FHLB") and other secured and unsecured borrowings to fund our operations. Factors that could detrimentally impact our access to liquidity sources include a decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated, adverse regulatory action against us, changes in market interest rates or increased competition for funding within our market. Disruptions in the capital markets or interest rate changes may make the terms of wholesale funding sources less favorable and may make it difficult for us to sell securities when needed to provide additional liquidity. In addition, if we fall below the FDIC's thresholds to be considered "well capitalized", we will be unable to continue to roll over or renew brokered funds, and the interest rate we pay on deposits would be subject to restrictions. As a result, there is a risk that our cost of funding will increase or we will not have sufficient funds to meet our obligations when they become due.

Loss of lower-cost funding sources could lead to margin compression and decrease net interest income.

Checking and savings, NOW, and money market deposit account balances and other forms of customer deposits can decrease when customers perceive alternative investments, such as the stock market, as providing a better risk/return tradeoff. If customers move money out of bank deposits and into other investments, we could lose a relatively low-cost source of funds, increasing our funding costs and reducing our net interest income and net income. Advances from the FHLB are currently a relatively low-cost source of funding. The availability of qualified collateral on the Bank's balance sheet determines the level of advances available from FHLB and a deterioration in quality in the Bank's loan portfolio can adversely impact the availability of this source of funding, which could increase our funding costs and reduce our net interest income.

Lack of loan demand may adversely impact net interest income.

Loan demand in the Bank's market area may be limited during periods of weak economic conditions. This could have the greatest impact on the commercial loan portfolio. In addition, in order to reduce the Bank's exposure to interest rate risk, the Bank may sell residential mortgages to the secondary market that have been refinanced by borrowers seeking to take advantage of lower interest rates. Should this happen, net interest income may be negatively impacted if loans are replaced by lower-yielding investment securities or if the balance sheet is allowed to shrink.

Operational Risk

The soundness of other financial institutions could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. As a result, defaults by, or even rumors or questions about, one or more financial services companies, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. In addition, many of these transactions expose us to credit risk in the event of default of our counterparty or client. Further, our credit risk may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due us. There is no assurance that any such losses would not materially and adversely affect our business, financial condition or results of operations.

Our investment management activities are dependent on the value of investment securities which may lead to revenue fluctuations.

First National Wealth Management is the investment management arm of the Bank, operating under trust powers granted by the OCC in the Bank's charter. First National Wealth Management provides trustee, investment management and custody services for individual, municipal and business clients, predominantly in the Bank's market area. First National Wealth Management's revenues are directly tied to the asset values of the investments it manages for clients, and these may be adversely affected by a decline in the market value of these investments caused by fluctuations in the bond and stock markets.

We are dependent upon the services of our management team, and if we are unable to retain the services of our management team, our business may suffer.

Our future success and profitability are substantially dependent upon the management and banking abilities of our senior executives. Changes in key personnel may be disruptive to our business and could have a material adverse effect on our business, financial condition and results of operations. We believe that our future results will also depend in part upon our attracting and retaining highly skilled and qualified management. The current employment landscape includes a very low national and local unemployment rate, upward wage pressures, and increased workplace flexibility brought about by remote work options. Competition for the best people in most activities in which we are engaged can be intense, and we may not be able to retain or hire the people we want and/or need. In order to attract and retain qualified employees, we must compensate such employees at market levels. Typically, those levels have caused employee compensation to be our greatest expense. If we are unable to continue to attract and retain qualified employees, or do so at increased rates necessary to maintain our competitive position, our performance, including our competitive position, could suffer, and, in turn, have a material adverse effect on us. Although we have incentive compensation plans aimed, in part, at long-term employee retention, the unexpected loss of services of one or more of our key personnel could still occur, and such events may have a material adverse effect on us because of the loss of the employee's skills, knowledge of our market, and years of industry experience, and the difficulty of promptly finding qualified replacement personnel for our talented executives and/or relationship managers.

Our internal control systems are inherently limited and may fail or be circumvented.

We face the risk that the design of our controls and procedures, including those intended to mitigate the risk of fraud by employees or outsiders, may prove to be inadequate or may be circumvented, thereby causing delays in detection of errors or inaccuracies in data and information. Although Management regularly reviews and updates our internal controls, disclosure controls and procedures, and corporate governance policies and procedures, the Company's systems of internal controls, disclosure controls and corporate governance policies and procedures are inherently limited. The inherent limitations of our system of internal controls include the use of judgment in decision-making that can be faulty; breakdowns can occur because of human error; and controls can be circumvented by individual acts or by collusion of two or more people. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any design may not succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations of a cost-effective control system, misstatements due to error or fraud may occur and may not be detected, which may have an adverse effect on the Company's business, results of operations or financial condition. While the Company is not aware of any such events, remediation of any identified limitations may be ineffective in improving internal controls.

We continually encounter technological change that may be difficult (costly) to keep up with.

The financial services industry is continually undergoing technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Our largest competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. Failure to successfully keep pace with technological change affecting the financial services industry, and increased costs due to efforts to keep pace with change, could have a material adverse effect on us. To date, there has been no material adverse effect on our business or operations due to failure of keeping pace with technological change.

We are subject to security, transactional and operational risks relating to the use of technology that could damage our reputation and our business.

We rely heavily on communications and information systems to conduct our business, serving both internal and customer constituencies, and substantial investment has been made in these systems in recent years. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan, and other systems. While we have in place policies and procedures, security applications and fraud mitigation applications designed to prevent or limit the effect of failure, interruption, fraud attack or security breach of or affecting our information systems, there can be no assurance that any such failures, interruptions, fraud attacks or security breaches will not occur or, if they do occur, that they will be adequately and promptly addressed. Fraud attacks targeting customer-controlled devices, plastic payment card terminals, and merchant data collection points provide another source of potential loss, possibly through no fault of our own. The occurrence of any failures, interruptions or security breaches of information systems used to process customer transactions could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability and/or substantial remediation or recovery costs, any of which could have a material adverse effect on our financial condition, results of operations and cash flows. To date, there has been no material adverse effect on our business or operations due to these risks.

Our information systems may experience an interruption or breach in security.

We rely heavily on communications, information systems (both internal and provided by third parties) and the internet to conduct our business. Our business is dependent on our ability to process and monitor large numbers of daily transactions in compliance with legal, regulatory and internal standards and specifications. In addition, a significant portion of our operations relies heavily on the secure processing, storage and transmission of personal and confidential information, such as the personal information of our customers and clients. Our use of and reliance on, and the risks associated with, such operations are likely to increase in the future as we continue to increase mobile capabilities and other internet-based product offerings and expand our internal usage of web-based products and third-party hosted applications.

In the event of a failure, interruption or breach of our information systems and business operations, we may be unable to avoid impact to our customers and business. Other U.S. financial service institutions and companies have reported breaches in the security of their websites or other systems and have experienced significant distributed denial-of-service attacks, some of which involved sophisticated and targeted attacks intended to disable or degrade service, or sabotage systems. Other potential attacks have attempted to obtain unauthorized access to confidential information or destroy data, often through the introduction of computer viruses or malware, cyberattacks and other means. To date, none of these efforts has had a material adverse effect on our business or operations. However, our costs of preventing, detecting, and addressing such threats or attacks continue to increase. Such security attacks can originate from a wide variety of sources, including persons who are involved with organized crime or who may be linked to terrorist organizations or hostile foreign governments. Those same parties may also attempt to fraudulently induce employees, customers or other users of our systems to disclose sensitive information in order to gain access to our data or funds or those of our customers or clients. The Bank regularly works with a third party information security consultant to review and test various systems, and has an ongoing information security training program for employees. Despite these efforts our security systems may not be able to protect our information systems from similar attacks due to the rapid evolution and creation of sophisticated cyberattacks. We are also subject to the risk that our employees, without authorization, may intercept and transmit confidential or proprietary information. An interception, misuse or mishandling of personal, confidential or proprietary information being sent to or received from a customer or third party could result in legal liability, remediation costs, regulatory action and reputational harm.

We also have risk related to data or security breaches affecting other companies. Under Federal banking regulations, if a consumer's debit card is compromised, the liability for unauthorized transactions falls primarily on the issuing financial institution, not on the consumer or the company which experienced the data or security breach. Since the introduction of EMV or Chip cards, we have had the ability to charge back fraudulent transactions to the acquiring merchant if that merchant does not have an EMV capable terminal. In the normal course of business the Bank issues EMV/Chip debit cards to its customers to keep this risk as low as possible. However fraud can still occur online or using fallback transactions, creating potential risk for this type of liability.

We are subject to claims and litigation that may impact our earnings and/or our reputation.

From time to time, customers, vendors or other parties may make claims and take legal action against us. Whether any particular claims and legal actions are founded or unfounded, if such claims and legal actions are not resolved in a manner favorable to us, they may result in financial liability and/or adversely affect the market perception of the Bank and its products and services. Any financial liability or reputational damage could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations. We maintain reserves for certain claims when deemed appropriate based upon our assessment that a loss is probable, consistent with applicable accounting guidance. At any given time we may have legal actions asserted against us in various stages of litigation. Resolution of a legal action can often take years. We are also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding our business, including, among other things, accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The number of and risk associated with these investigations and proceedings has increased in recent years with regard to many firms in the financial services industry due to changes to the consumer protection laws provided for by the Dodd-Frank Act, the creation of the CFPB, and the uncertainty as to whether federal pre-emption of certain state consumer laws remains intact for federally chartered financial institutions like the Bank. A weakening of federal pre-emption could increase our compliance and operational costs and risks since the Bank is a national bank, and we could face new state and local regulation and enforcement activity. There have also been a number of highly publicized cases involving fraud or misconduct by employees in the financial services industry in recent years, and we face the risk that employee misconduct could occur. It is not always possible to deter or prevent employee misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Any financial liability for which we have not adequately maintained reserves or insurance coverage, and/or any damage to our reputation from such claims and legal actions, could have a material adverse effect on us.

Damage to our reputation could significantly harm our businesses.

Our ability to attract and retain customers, clients, investors and highly-skilled management and employees is impacted by our reputation. Significant harm to our reputation can arise from adverse financial market developments, employee misconduct, actual or perceived unethical behavior, litigation or regulatory outcomes, failing to deliver minimum or required standards of service and quality, compliance failures, disclosure of confidential information, and the activities of our clients, customers and counterparties, including vendors and cyber attacks. Actions by the financial services industry generally or by certain members or individuals in the industry could also significantly adversely affect our reputation. We could also suffer significant reputational harm if we fail to properly identify and manage potential conflicts of interest. The actual or perceived failure to adequately address conflicts of interest could affect the willingness of clients to deal with us, which could adversely affect our businesses.

Our operations and financial performance could be adversely affected by natural disasters. Climate change may exacerbate these risks and introduce additional compliance, strategic, reputational, and/or other types of risks.

Our business, as well as the business activities of our vendors and customers, could be negatively affected by climate change. Climate change presents immediate and long-term risks, which are expected to increase over time. Climate change risks could include but are not limited to operational risk from the physical effects of climate events on our facilities and other assets as well as those of our vendors and customers, and transitional risks, including new or more stringent regulatory requirements, increased monitoring and disclosure requirements, and potential effects on our reputation and/or changes in our business as a result of our climate change practices, our carbon footprint or our business relationships with customers who may operate in carbon-intensive industries.

Natural disasters can disrupt our operations, result in damage to our properties, negatively impact the value of the collateral for our loans and have an adverse economic effect on the markets in which we operate, any of which could have a material adverse effect on our results of operations and financial condition. A significant natural disaster, such as a tornado, hurricane, earthquake, fire or flood, occurring either in the markets in which we operate or where key vendors or customers operate, could have a material adverse impact on our ability to conduct business, and our insurance coverage may be insufficient to compensate for losses that may occur. Climate change may result in reduced availability of insurance for our borrowers, including insurance that protects property pledged as collateral, or disrupt their operations, which could increase our credit risk by diminishing borrowers' repayment capacity or collateral values. Because we primarily serve individuals and businesses located in coastal and eastern Maine, a localized natural disaster likely would have a greater impact on our business, operations and financial condition than if our business were more geographically diverse.

Banking regulators and other supervisory authorities, investors and other stakeholders have increasingly viewed financial institutions as important in helping to address the risks related to climate change both directly and with respect to their customers. This focus may result in financial institutions coming under increased pressure regarding the monitoring and disclosure, and management of climate risks in related lending and investment activities. Ongoing legislative or regulatory uncertainties and changes regarding climate risk management and practices may result in higher regulatory, compliance, credit and reputational risks and costs, and may affect the activities in which we engage and the products that we offer.

Our recent results may not be indicative of our future results.

We may not be able to sustain our historical rate of growth, and may not even be able to grow our business at all. In addition, our recent growth may distort some of our historical financial ratios and statistics. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede our ability to expand our market presence. If we were to experience a significant decrease or reversal in our historical rate of growth, our results of operations and financial condition may be adversely affected due to a high percentage of our operating costs being fixed expenses.

Risks Associated With Our Industry

Our business has been and may continue to be adversely affected by conditions in the financial markets and economic conditions generally and by increased regulation.

The onset of COVID-19 in the United States in early 2020 quickly plunged the US economy into its first recession since the Great Recession of 2008-2009. COVID-19 resulted in a broad-based economic slowdown as governments at all levels implemented measures to protect public health that resulted in curtailment of activity across many sectors of the general economy. Unemployment initially rose to record levels and unprecedented levels of monetary stimulus from the Federal Reserve and fiscal stimulus from the Federal government were enacted. As progress towards prevention and treatment of COVID-19 was made, restrictions were lifted and near normal economic activity returned. Increased demand for goods coupled with supply chain disruptions contributed to levels of inflationary pressure not seen in the US economy since the 1980's. In response the Federal Reserve enacted a series of interest rate increases and other actions designed to rein in inflation, introducing the risk of economic slowdown or recession. COVID-19 has entered into an endemic phase, however, further mutations of the virus could disrupt the economic recovery with consequent negative impacts on our loan portfolio, and our operating results. Future disruptions, particularly those that impact the State of Maine's tourism and hospitality industries, or have negative events in the financial markets, that cause adverse changes in payment patterns, leading to increases in delinquencies and default rates, may impact our charge-offs and provision for credit losses. As the severity level of any disruption increases, it is more likely to exacerbate the adverse effects of difficult market conditions on us and others in the financial services industry.

Economic risks in the United States and abroad may adversely affect our financial condition and results.

The financial condition and performance of the Company and the Bank may be affected by general business and economic conditions in the United States and, to a lesser extent, abroad. These conditions include short-term and long-term interest rates, inflation, money supply, political issues, geopolitical events, legislative and regulatory changes, fluctuations in both debt and equity capital markets, broad trends in industry and finance, unemployment and investor confidence, all of which are beyond our control. Economic concerns, including inflation and inflation remediation efforts have been heightened as a result of the pandemic, and deterioration in any of these conditions or other future events that we are unable to predict, could result in increases in loan delinquencies and non-performing assets, decreases in loan collateral values, the value of our investment portfolio and demand for our products and services. Higher credit or collateral related losses, or decreases in the value of our investment portfolio or demand for our products and services, could negatively impact our financial condition or results of operations.

Reforms to London Interbank Offered Rate ("LIBOR") and other potential replacement indices or alternatives, and related uncertainty, may adversely affect our business, financial condition or results of operations.

In July 2017, the U.K. Financial Conduct Authority announced that after 2021 it will no longer require banks to submit rates for LIBOR. The U.S Federal Reserve formed the Alternative Reference Rate Committee ("ARRC") to develop a LIBOR alternative. ARRC recommended the Secured Overnight Funding Rate ("SOFR") as a replacement for LIBOR, and a market for SOFR based transactions has developed along with related protocols. In November 2020, the administrator of LIBOR announced that it would cease to publish one week and two month US Dollar (USD) LIBOR settings immediately after December 31, 2021, and remaining USD LIBOR tenors after June 30, 2023. US banking regulators have required new contracts written subsequent to December 31, 2021 to utilize a reference rate other than LIBOR. The Company and Bank have adopted the one month and three month tenors of SOFR published by the Chicago Mercantile Exchange as replacement reference rates for LIBOR; our various counterparties have indicated SOFR is a suitable replacement. Contracts in place prior to December 31, 2021 are expected to be addressed and appropriate amendments executed prior to June 30, 2023. This timeline could be hastened in the event the pending discontinuance of LIBOR quotes is found to have a material, adverse effect on the value of, return on and trading market for our financial assets and liabilities that are based on or are linked to LIBOR, including our hedge contracts, or our financial condition or results of operations. In addition, we cannot assure that we and other market participants will adequately be prepared for the final discontinuation of LIBOR or other benchmarks, and such discontinuation may have an unpredictable impact on our contracts and/or cause significant disruption to financial markets that are relevant to our business, which may have a material, adverse effect on our financial condition or results of operations.

We operate in a highly regulated environment and may be adversely affected by changes in law and regulations.

Bank holding companies and nationally chartered banks operate in a highly regulated environment and are subject to supervision and examination by various regulatory agencies. The cost of compliance with regulatory requirements may adversely affect our results of operations or financial condition. Federal and state laws and regulations govern numerous matters including: changes in the ownership or control of banks and bank holding companies; maintenance of adequate capital and the financial condition of a financial institution; permissible types, amounts and terms of extensions of credit and investments; permissible non-banking activities; the required level of reserves against deposits; and restrictions on dividend payments. These and other restrictions limit the manner in which we may conduct our business and obtain financing. If we fail to meet minimum regulatory capital guidelines and other regulatory requirements, our financial condition would be materially and adversely affected. Our failure to maintain the status of "well-capitalized" under our regulatory framework could affect the confidence of our customers in us, thus compromising our competitive position, or could cause our regulators to take corrective or other supervisory action.

The Dodd-Frank Act created the Consumer Financial Protection Bureau and tightened capital standards, and will continue to result in new laws and regulations that are expected to increase our costs of operations.

The Dodd-Frank Act has significantly changed the current bank regulatory structure and affected the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. The CFPB has broad rule-making authority for a wide range of consumer protection matters that apply to all banks and savings institutions, including the authority to prohibit "unfair, deceptive or abusive" acts and practices. The CFPB's authority to prescribe rules governing the provision of consumer financial products and services could result in rules and regulations that reduce the profitability of such products or services, or impose new disclosure or substantive requirements on us that could increase the cost to us of providing such products and services. The Dodd-Frank Act also weakens the federal pre-emption rules that have been applicable to national banks and federal savings associations, and gives state attorneys general the ability to enforce federal consumer protection laws, which could increase our operating costs.

Basel III Capital Rules may limit future activity.

In June 2013 the Federal Reserve Board finalized rules that substantially amended the regulatory risk-based capital rules applicable to us. These rules implement the Basel III regulatory capital reforms and changes required by the Dodd-Frank Act. Phase-in of the rules started in 2015 and was completed in 2019. The Company and Bank complied with the fully phased requirements well in advance of the completion date and continued to do so as of December 31, 2022.

In addition, in a weak economic environment, bank regulators may impose capital requirements that are more stringent than those required by applicable existing regulations. The application of more stringent capital requirements could result in lower returns on equity, require the raising of more capital, or result in adverse regulatory actions or other consequences if we are unable to comply with such requirements. Implementation of changes to asset risk weightings for risk-based capital calculations, items included or deducted in calculating regulatory capital, or additional capital conservation buffers could result in management modifying our business strategy and could limit our ability to make distributions, including paying dividends or repurchasing our shares, or to grow the Bank's business.

Significant competition in the financial services industry may impact our results.

We face substantial competition in all areas of our operations from a variety of different competitors, many of which are larger and have more financial resources than we do. We compete with other providers of financial services such as commercial and savings banks, savings and loan associations, credit unions, money market and mutual funds, mortgage companies, asset managers, insurance companies and a wide array of other local, regional and national institutions which offer financial services. Mergers between financial institutions within Maine and in nearby states have added competitive pressure. If we are unable to compete effectively, we will lose market share and our income generated from loans, deposits, and other financial products will decline.

Risks Associated With Our Common Stock

There may not be a robust trading market for our common stock.

Although our common stock is traded on the NASDAQ Global Select market and is part of the Russell 2000 Index, the trading volume of the common stock has historically not been substantial. For the year ended December 31, 2022, the average monthly trading volume of our common stock was 317,421 shares, or approximately 2.88% of the average number of our outstanding common shares. Due to the limited trading volume in our common stock, the intraday spread between bid and ask prices of the shares can be quite high. There can be no assurance that a more robust, active or economical trading market for our common stock will develop. The market value and liquidity of our common stock may, as a result, be adversely affected.

The price of our common stock may fluctuate.

The price of our common stock on the NASDAQ Global Select Market constantly changes. Price fluctuations may or may not track the general direction of equity markets, and could be significant. We expect the market price of our common stock will continue to fluctuate. Holders of our common stock will be subject to the risk of volatility and significant changes in prices. Our common stock price can fluctuate as a result of many factors which are beyond our control, including:

- quarterly fluctuations in our operating and financial results;
- operating results that vary from the expectations of investors;
- changes in expectations as to our future financial performance, including financial estimates;
- events negatively impacting the financial services industry which result in a general decline for the industry;
- new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
- changes in accounting standards, policies, guidance, interpretations or principles;
- general domestic economic and market conditions; and
- declines in bank stock prices driven by macro-economic concerns.

In addition, recently the stock market generally has experienced extreme price and volume fluctuations, and industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, actual or anticipated interest rate changes or credit loss trends, could also cause our stock price to decrease regardless of our operating results.

The inability to receive dividends from the Bank would negatively affect our ability to pay dividends to shareholders.

The Company is a legal entity separate and distinct from the Bank. With the exception of cash raised from debt and equity issuances, we receive substantially all of our cash flow from dividends from the Bank. These dividends are the principal source of funds to pay dividends on our common stock. Federal banking law and regulations limit the amount of dividends that the Bank can pay. For further information on the regulatory restrictions on the payment of dividends by the Bank, see "Supervision and Regulation" in Item 1. In the event the Bank is unable to pay dividends to the Company or such dividends were to be restricted or reduced, we may not be able to service debt, pay obligations or pay dividends on our common stock. Our right to participate in a distribution of assets upon the Bank's liquidation or reorganization would be subject to the prior claims of the Bank's creditors.

If we do not manage our capital position strategically, our return on equity could be lower compared to our competitors as a result of our high level of capital.

If we are unable to strategically use our excess capital, or to successfully continue capital management programs, such as stock repurchase programs or quarterly dividends to our shareholders, then our goal of generating a return on average equity that is competitive and increasing earnings per share and book value per share without assuming undue risk, could be delayed or may not be attained. Failure to achieve a competitive return on average equity might decrease investments in our common stock and might cause our common stock to trade at lower prices.

We may issue additional equity securities or engage in other transactions which dilute our book value or affect the priority of the common stock, which may adversely affect the market price of our common stock.

Our Board of Directors may determine from time to time that we need to raise additional capital by issuing additional shares of our common stock or other securities. Except pursuant to the rules of the NASDAQ Stock Market, we are not restricted from issuing additional shares of common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, common stock to the extent of our authorized but unissued capital stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future offerings, or the prices at which such offerings may be effected. Such offerings could be dilutive to common shareholders or reduce the market price of our common stock. Holders of our common stock are not entitled to preemptive rights or protection against dilution. New investors also may have rights, preferences and privileges that are senior to, and that adversely affect, our then-current common shareholders. We may attempt to increase our capital resources or, if our or the Bank's capital ratios fall below the required minimums, we could be forced to raise additional capital, by making offerings of debt or preferred equity securities, including medium-term notes, trust preferred securities, senior or subordinated notes and preferred stock. Upon liquidation, holders of shares of our preferred stock and lenders with respect to other borrowings would receive distributions of our available assets prior to the holders of our common stock. Our Board of Directors is authorized to issue one or more series of preferred stock from time to time without any action on the part of our shareholders (except as may be required under NASDAQ Stock Market rules). Our Board of Directors also has the power, without shareholder approval (except as may be required under NASDAQ Stock Market rules), to set the terms of any such series of preferred stock that may be issued, including voting rights, dividend rights and preferences over our common stock with respect to dividends or upon our dissolution, winding-up and liquidation and other terms. If we issue preferred stock in the future that has a preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of our common stock and the market price of our common stock could be adversely affected.

Environmental, social and governance oversight may influence stock price and increase compliance costs.

Some investors have begun to consider how corporations, such as the Company, are addressing environmental, social and governance matters, commonly known as "ESG matters" when making investment decisions. Investor advocacy groups, investment funds and influential investors (collectively "influencers") are also increasingly focused on these practices, especially as they relate to the environment, health and safety, diversity, labor conditions and human rights. Specific examples of matters being evaluated as part of the investment decision or recommendation by certain investors and influencers include the business risks of climate change and the adequacy of companies' responses to climate change, diversity of a company's management and/or board of directors, community involvement and charitable giving, and the inclusion of ESG factors in the determination of executive compensation. These shifts in investing priorities may result in adverse effects on the trading price of the Company's common stock if investors determine, whether real or perceived, that the Company's ESG actions are not satisfactory. In addition, new government regulations could also result in new or more stringent forms of ESG oversight and expanding mandatory and voluntary reporting, diligence, and disclosure. Increased ESG related compliance costs could result in increases to our overall operational costs.

Potential acquisitions may disrupt our business and dilute shareholder value.

Acquiring other banks, businesses, or branches involves various risks commonly associated with acquisitions, including:
- potential exposure to unknown or contingent liabilities of the target;
- exposure to potential asset quality issues of the target;
- difficulty and expense of integrating the operations and personnel of the target;
- potential disruption to our business;
- potential diversion of Management's time and attention;
- the possible loss of key employees and customers of the target;
- difficulty in estimating the value of the assets and liabilities of the target; and
- potential changes in banking or tax laws or regulations that may affect the target.

Merger or acquisition discussions and, in some cases, negotiations may take place and future mergers or acquisitions involving cash, debt or equity securities may occur at any time. Acquisitions typically involve the payment of a premium over book and market values, and, therefore, some dilution of our tangible book value and net income per common share may occur in connection with any future transaction. Furthermore, failure to realize the expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits from an acquisition could have a material adverse effect on us.

ITEM 1B. Unresolved Staff Comments

None

ITEM 2. Properties

The principal office of the Company and the Bank is located in Damariscotta, Maine. The Bank operates 18 full-service banking offices in six counties in the Mid-Coast, Eastern and Down East regions of Maine:

Lincoln County	Knox County	Waldo County	Hancock County	Washington County
Boothbay Harbor	Camden	Belfast	Bar Harbor	Eastport
Damariscotta	Rockland Park Street		Blue Hill	Calais
Waldoboro	Rockland Union Street	**Penobscot County**	Ellsworth	
Wiscasset	Rockport	Bangor	Northeast Harbor	
		Brewer	Southwest Harbor	

First National Wealth Management, the investment management and trust division of the Bank, operates from our locations in Bangor, Bar Harbor, Ellsworth and Damariscotta. The Bank also maintains an Operations Center in Damariscotta. The Company owns all of its locations except for the land under the Southwest Harbor drive-up facility, the land under the Belfast branch, and the Brewer branch. Long-term land leases are in place for the Southwest Harbor and Belfast locations and an operating lease is in place for Brewer. The Company also owns undeveloped land in Belfast. Management believes that the Bank's current facilities are suitable and adequate in light of its current needs and its anticipated needs over the near term.

ITEM 3. Legal Proceedings

There are no material pending legal proceedings to which the Company or the Bank is a party or to which any of their properties are subject, other than routine litigation incidental to the business of the Bank. None of these proceedings is expected to have a material effect on the financial condition of the Company or of the Bank.

ITEM 4. Mine Safety Disclosures

Not applicable.

ITEM 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

The last transaction in the Company's stock on NASDAQ during 2022 was on December 31 at $29.94 per share. There are no warrants outstanding with respect to the Company's common stock and the Company has no securities outstanding which are convertible into common equity.

Repurchase of Shares and Use of Proceeds

The Company made the following repurchases of its common stock during the year ended December 31, 2022:

Month	Shares Purchased	Average Price Per Share	Total shares purchased as part of publicly announced repurchase plans	Maximum number of shares that may be purchased under the plans
January 2022	3,233 $	32.56	—	—
February 2022	5,211	31.76	—	—
March 2022	—	—	—	—
April 2022	196	29.14	—	—
May 2022	—	—	—	—
June 2022	—	—	—	—
July 2022	—	—	—	—
August 2022	—	—	—	—
September 2022	—	—	—	—
October 2022	—	—	—	—
November 2022	—	—	—	—
December 2022	—	—	—	—
	8,640 $	31.15	—	—

Unregistered Sales of Equity Securities

None

Securities Authorized for Issuance Under Equity Compensation Plans

The following table lists the amount and weighted-average exercise price of securities authorized for issuance under equity compensation plans:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column)
Equity compensation plans approved by security holders	—	$ —	331,066
Equity compensation plans not approved by security holders	—	—	—
Total	—	$ —	331,066

Performance Graph

Set forth below is a line graph comparing the five-year cumulative total return of $100.00 invested in the Company's common stock ("FNLC"), assuming reinvestment of all cash dividends and retention of all stock dividends, with a comparable amount invested in the Standard & Poor's 500 Index ("S&P 500") and the NASDAQ Combined Bank Index ("NASD Bank"). The NASD Bank index is a capitalization-weighted index designed to measure the performance of all NASDAQ stocks in the banking sector.



	2017	2018	2019	2020	2021	2022
FNLC	$100.00	$100.20	$120.36	$106.45	$137.59	$137.01
S&P 500	$100.00	$95.61	$125.71	$148.82	$191.50	$156.78
NASD Bank	$100.00	$83.83	$104.27	$96.45	$137.83	$112.53

ITEM 6. No Required Information

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The First Bancorp, Inc. (the "Company" or "The First Bancorp") was incorporated in the State of Maine on January 15, 1985, and is the parent holding company of First National Bank (the "Bank"). On January 28, 2016, the Board of Directors voted to change the Bank's name to First National Bank from The First, N.A.

 The Company generates almost all of its revenues from the Bank, which was chartered as a national bank under the laws of the United States on May 30, 1864. The Bank, which has eighteen offices along coastal and eastern Maine, emphasizes personal service to the communities it serves, concentrating primarily on small businesses and individuals.

The Bank offers a wide variety of traditional banking services and derives the majority of its revenues from net interest income – the spread between what it earns on loans and investments and what it pays for deposits and borrowed funds. While net interest income typically increases as earning assets grow, the spread can vary up or down depending on the level and direction of movements in interest rates. Management believes the Bank has modest exposure to changes in interest rates, as discussed in "Interest Rate Risk Management" elsewhere in Management's Discussion.

Non-interest income is the Bank's secondary source of revenue and includes fees and service charges on deposit accounts and services, interchange from debit cards, income from the sale and servicing of mortgage loans, and income from investment management and private banking services through First National Wealth Management (previously First Advisors), a division of the Bank.

Forward-Looking Statements

This report contains statements that are "forward-looking statements." We may also make written or oral forward-looking statements in other documents we file with the Securities and Exchange Commission ("SEC"), in our annual reports to shareholders, in press releases and other written materials, and in oral statements made by our officers, directors or employees. You can identify forward-looking statements by the use of the words "believe," "expect," "anticipate," "intend," "estimate," "assume," "outlook," "will," "should," and other expressions that predict or indicate future events and trends and which do not relate to historical matters. You should not rely on forward-looking statements, because they involve known and unknown risks, uncertainties and other factors, some of which are beyond the control of the Company. These risks, uncertainties and other factors may cause the actual results, performance or achievements of the Company to be materially different from the anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

Some of the factors that might cause these differences include the following: changes in general national, regional or international economic conditions or conditions affecting the banking or financial services industries or financial capital markets, volatility and disruption in national and international financial markets, government intervention in the U.S. financial system, reductions in net interest income resulting from interest rate volatility as well as changes in the balance and mix of loans and deposits, reductions in the market value of wealth management assets under administration, changes in the value of securities and other assets, reductions in loan demand, changes in loan collectability, default and charge-off rates, changes in the size and nature of the Company's competition, changes in legislation or regulation and accounting principles, policies and guidelines, uncertainties with respect to the nature, the extent and the duration of the COVID-19 pandemic and its consequences (including in our market areas or affecting our customers such as protracted adverse effects on the tourism and hospitality industries), and changes in the assumptions used in making such forward-looking statements. In addition, the factors described under "Risk Factors" in Item 1A of this Annual Report on Form 10-K may result in these differences. You should carefully review all of these factors, and you should be aware that there may be other factors that could cause these differences. These forward-looking statements were based on information, plans and estimates at the date of this annual report, and we assume no obligation to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from the results discussed in these forward-looking statements. Readers are also urged to carefully review and consider the various disclosures made by the Company, which attempt to advise interested parties of the factors that affect the Company's business.

Accounting Policies/Critical Accounting Estimates

The Company's significant accounting policies are described in Note 1, "Summary of Significant Accounting Policies," to the consolidated financial statements contained in Item 8, "Financial Statements and Supplementary Data," of this Form 10-K. In applying these accounting policies, management is required to exercise judgment in determining many of the methodologies, assumptions and estimates to be utilized. Certain of the critical accounting estimates are more dependent on such judgment and in some cases may contribute to volatility in the Company's reported financial performance should the assumptions and estimates used be incorrect or change over time due to changes in circumstances.

Management's discussion and analysis of the Company's financial condition and results of operations is based on the consolidated financial statements which are prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, Management evaluates its estimates, including those related to the allowance for loan losses, fair value of securities, goodwill, the valuation of mortgage servicing rights, derivative financial instruments, and other-than-temporary impairment on securities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets that are not readily apparent from other sources. Actual results could differ from the amounts derived from Management's estimates and assumptions under different assumptions or conditions.

Allowance for Loan Losses. Calculation of an appropriate level for the allowance for loan losses is a critical accounting estimate and requires the most significant estimates and assumptions used in the preparation of the consolidated financial statements. The allowance for loan losses is based on Management's evaluation of the level of the allowance required in relation to the estimated loss exposure in the loan portfolio. Management regularly evaluates the allowance, typically monthly, to determine the appropriate level by taking into consideration factors such as the size and growth trajectory of the portfolio, quality trends as measured by key indicators, prior loan loss experience in major portfolio segments, local and national business and economic conditions, the results of any stress testing undertaken during the period, and Management's estimation of potential losses. The use of different estimates or assumptions could produce different provisions for loan losses which would likely result in changes to the Company's net income. Further discussion of the allowance for loan losses may be found in Note 5, "Loans" and Note 6, "Allowance for Loan Losses", to the consolidated financial statements contained in Item 8 of the Form 10-K.

Fair Value of Securities. Determining a market price for securities carried at fair value is a critical accounting estimate in the Company's financial statements. Pricing of individual securities is subject to a number of factors including changes in market interest rates, changes in prepayment speeds and assumptions, changes in market tolerance for risk, and any changes in the risk profile of the security. The Company subscribes to a widely recognized, independent pricing service and updates carrying values no less frequently than monthly. It also validates the values provided by the pricing service no less frequently than quarterly by measuring against security prices provided by a secondary source. Results of the validation are reported to the Bank's Asset Liability Committee each quarter and any variances between the two sources above defined thresholds are investigated by management. A finding that the Company's methodology for valuation of its investment securities is materially incorrect could result in changes to the carrying value of securities on its balance sheet and corresponding changes in shareholders equity position. Further discussion of the fair value of securities may be found in Note 3, "Investment Securities", to the consolidated financial statements contained in Item 8 of the Form 10-K.

Other-Than-Temporary Impairment on Securities. Another critical accounting estimate related to investment securities is the evaluation of other-than-temporary impairments. The evaluation of securities for other-than-temporary impairments is a quantitative and qualitative process, which is subject to risks and uncertainties and is intended to determine whether declines in the fair value of investments should be recognized in current period earnings, and would result in a decline in earnings for the period. The risks and uncertainties include changes in general economic conditions, the issuer's financial condition and/or future prospects, the effects of changes in interest rates or credit spreads and the expected recovery period of unrealized losses. Securities that are in an unrealized loss position are reviewed at least quarterly to determine if other-than-temporary impairment is present based on certain quantitative and qualitative factors and measures. The primary factors considered in evaluating whether a decline in value of securities is other-than-temporary include: (a) the length of time and extent to which the fair value has been less than cost or amortized cost and the expected recovery period of the security, (b) the financial condition, credit rating and future prospects of the issuer, (c) whether the debtor is current on contractually obligated interest and principal payments, (d) the volatility of the securities' market price, (e) the intent and ability of the Company to retain the investment for a period of time sufficient to allow for recovery, which may be at maturity, and (f) any other information and observable data considered relevant in determining whether other-than-temporary impairment has occurred, including the expectation of receipt of all principal and interest when due. Further discussion of other than temporary impairment of securities may be found in Note 3, "Investment Securities", to the consolidated financial statements contained in Item 8 of the Form 10-K.

Goodwill. Management utilizes numerous techniques to estimate the value of various assets held by the Company, including methods to determine the appropriate carrying value of goodwill as required under FASB ASC Topic 350 "Intangibles – Goodwill and Other." In addition, goodwill from a purchase acquisition is subject to ongoing periodic impairment tests, which include an evaluation of the ongoing assets, liabilities and revenues from the acquisition and an estimation of the impact of business conditions.

Mortgage Servicing Rights. The valuation of mortgage servicing rights is a critical accounting policy which requires significant estimates and assumptions. The Bank often sells mortgage loans it originates and retains the ongoing servicing of such loans, receiving a fee for these services, generally 0.25% of the outstanding balance of the loan per annum. Mortgage servicing rights are recognized at fair value when they are acquired through the sale of loans, and are reported in other assets. They are amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. The rights are subsequently carried at the lower of amortized cost or fair value. Management uses an independent firm which specializes in the valuation of mortgage servicing rights to determine the fair value. The most important assumption is the anticipated loan prepayment rate, and increases in prepayment speed and amount result in lower valuations of mortgage servicing rights. The valuation also includes an evaluation for impairment based upon the fair value of the rights, which can vary depending upon current interest rates and prepayment expectations, as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. The use of different assumptions could produce a different valuation. All of the assumptions are based on standards the Company believes would be utilized by market participants in valuing mortgage servicing rights and are consistently derived and/or benchmarked against independent public sources.

Derivative Financial Instruments Designated as Hedges. The Company recognizes all derivatives in the consolidated balance sheets at fair value. On the date a derivative contract is entered into, the derivative is designated as a hedge of either a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"), a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value hedge"), or a held for trading instrument ("trading instrument"). The relationships between hedging instruments and hedged items is formally documented, as is the risk management objectives and strategy for undertaking various hedge transactions. Both at the hedge's inception and on an ongoing basis, determination is made as to whether the derivatives that are used in hedging transactions are effective in offsetting changes in cash flows or fair values of hedged items. Changes in fair value of a derivative that is effective and that qualifies as a cash flow hedge are recorded in other comprehensive income (loss) and are reclassified into earnings when the forecasted transaction or related cash flows affect earnings. Changes in fair value of a derivative that qualifies as a fair value hedge and the change in fair value of the hedged item are both recorded in earnings and offset each other when the transaction is effective. Those derivatives that are classified as trading instruments, including customer loan swaps, are recorded at fair value with changes in fair value recorded in earnings. Hedge accounting is discontinued when it is determined that the derivative is no longer effective in offsetting changes in the cash flows of the hedged item, that it is unlikely that the forecasted transaction will occur, or that the designation of the derivative as a hedging instrument is no longer appropriate.

Use of Non-GAAP Financial Measures

Certain information in Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this Report contains financial information determined by methods other than in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Management uses these "non-GAAP" measures in its analysis of the Company's performance and believes that these non-GAAP financial measures provide a greater understanding of ongoing operations and enhance comparability of results with prior periods as well as demonstrating the effects of significant gains and charges in the current period. The Company believes that a meaningful analysis of its financial performance requires an understanding of the factors underlying that performance. Management believes that investors may use these non-GAAP financial measures to analyze financial performance without the impact of unusual items that may obscure trends in the Company's underlying performance. These disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies.

In several places in this report, net interest income is presented on a fully taxable equivalent basis. Specifically included in interest income was tax-exempt interest income from certain investment securities and loans. An amount equal to the tax benefit derived from this tax exempt income has been added back to the interest income total, which adjustments increased net interest income accordingly. Management believes the disclosure of tax-equivalent net interest income information improves the clarity of financial analysis, and is particularly useful to investors in understanding and evaluating the changes and trends in the Company's results of operations. Other financial institutions commonly present net interest income on a tax-equivalent basis. This adjustment is considered helpful in the comparison of one financial institution's net interest income to that of another institution, as each will have a different proportion of tax-exempt interest from its earning assets. Moreover, net interest income is a component of a second financial measure commonly used by financial institutions, net interest margin, which is the ratio of net interest income to average earning assets. For purposes of this measure as well, other financial institutions generally use tax-equivalent net interest income to provide a better basis of comparison from institution to institution. The Company follows these practices. The following table provides a reconciliation of tax-equivalent financial information to the Company's consolidated financial statements, which have been prepared in accordance with GAAP. A Federal income tax rate of 21.0% was used in 2022 and 2021.

		Years ended December 31,		
Dollars in thousands		**2022**		2021
Net interest income as presented	$	**76,166**	$	66,303
Effect of tax-exempt income		**2,326**		2,325
Net interest income, tax equivalent	$	**78,492**	$	68,628

The Company presents its efficiency ratio using non-GAAP information which is most commonly used by financial institutions. The GAAP-based efficiency ratio is noninterest expenses divided by net interest income plus noninterest income from the Consolidated Statements of Income and Comprehensive Income. The non-GAAP efficiency ratio excludes securities losses from noninterest expenses, excludes securities gains from noninterest income, and adds the tax-equivalent adjustment to net interest income.

The following table provides a reconciliation between the GAAP and non-GAAP efficiency ratio:

		Years ended December 31,		
Dollars in thousands		**2022**		2021
Non-interest expense, as presented	$	**43,904**	$	42,148
Net interest income, as presented		**76,166**		66,303
Effect of tax-exempt income		**2,326**		2,325
Non-interest income, as presented		**16,874**		19,383
Effect of non-interest tax-exempt income		**170**		168
Net securities gains		**(7)**		(23)
Adjusted net interest income plus non-interest income	$	**95,529**	$	88,156
Non-GAAP efficiency ratio		**45.96 %**		47.81 %
GAAP efficiency ratio		**47.19 %**		49.19 %

The Company presents certain information based upon average tangible common shareholders' equity instead of total average shareholders' equity. The difference between these two measures is the Company's intangible assets, specifically goodwill from prior acquisitions. Management, banking regulators and many stock analysts use the tangible common equity ratio and the tangible book value per common share in conjunction with more traditional bank capital ratios to compare the capital adequacy of banking organizations with significant amounts of goodwill or other intangible assets, typically stemming from the use of the purchase accounting method in accounting for mergers and acquisitions. The following table provides a reconciliation of average tangible common shareholders' equity to the Company's consolidated financial statements, which have been prepared in accordance with GAAP:

		Years ended December 31,		
Dollars in thousands		**2022**		2021
Average shareholders' equity as presented	$	**234,521**	$	236,564
Less intangible assets (average)		**(30,892)**		(30,962)
Average tangible common shareholders' equity	$	**203,629**	$	205,602

To provide period-to-period comparison of operating results prior to consideration of credit loss provision and income taxes, the non-GAAP measure of Pre-Tax, Pre-Provision Net Income is presented. The following table provided a reconciliation to Net Income:

		Years ended December 31,		
Dollars in thousands		**2022**		2021
Net income, as presented	$	**38,990**	$	36,269
Add: provision (credit) for loan losses		**1,750**		(375)
Add: income taxes		**8,396**		7,644
Pre-tax, pre-provision net income	$	**49,136**	$	43,538

To provide period-to-period comparison of the Company's Tangible Common Equity position absent the effects of unrealized gains or losses in the investment portfolio, the following table provides a reconciliation of period ending tangible common equity to the Company's consolidated financial statements, adjusted to remove unrealized losses:

			Years ended December 31,	
Dollars in thousands, except per share data		2022		2021
Shareholders' Equity	$	228,923	$	245,657
Intangible Assets		(30,856)		(30,925)
Tangible Common Equity		198,067		214,732
Unrealized Losses on Available for Sale Securities, net of tax		44,718		1,718
Adjusted Tangible Common Equity	$	242,785	$	216,450
Adjusted Tangible Book Value Per Share	$	21.98	$	19.68

Executive Summary

The Company posted record annual earnings in 2022, driven primarily by an increase in net interest income before loan loss provision which resulted from loan growth. The increase in annual net interest income helped to mitigate a sharp reduction in mortgage banking revenue from the prior year. Operating costs remained proportionate to revenue as demonstrated by the Company's efficiency ratio.

Net income for the year ended December 31, 2022 was $39.0 million, up $2.7 million or 7.5% from the $36.3 million posted for the year ended December 31, 2021. Earnings per common share on a fully diluted basis were $3.53 for the year ended December 31, 2022, up $0.23 or 7.0% from the $3.30 posted for the year ended December 31, 2021. Net interest income on a tax-equivalent basis increased $9.9 million or 14.4% for the year ended December 31, 2022 compared to the year ended December 31, 2021, with growth in earning assets primarily responsible for the increase. The Company's tax-equivalent net interest margin was 3.15% in 2022, compared to 2.95% in 2021.

Non-interest income in 2022 was $16.9 million, a decrease of $2.5 million or 12.9% from the $19.4 million reported in 2021. This decrease was primarily due to a 72.8% reduction in mortgage banking revenue from 2021. Debit card income, as well as wealth management income, saw increases.

Non-interest expense in 2022 was $43.9 million, an increase of $1.8 million or 4.2% from the $42.1 million reported in 2021. Increases in salaries and employee benefits as well as occupancy expense, furniture and equipment expense, and FDIC premiums contributed to the year-to-year change.

Income taxes on operating earnings were $8.4 million for the year ended December 31, 2022, up $752,000 from the same period in 2021.

During 2022, total assets increased $212.1 million or 8.4%, ending the year at $2.739 billion. The loan portfolio increased $267.0 million or 16.2% in 2022, ending the year at $1.915 billion. The investment portfolio was down $13.7 million or 2.0% for the year due to valuation marks on Available for Sale Securities; cash balances were also reduced. On the liability side of the balance sheet, low-cost deposits decreased $31.6 million or 2.3%, totaling $1.319 billion as of December 31, 2022. Certificates of deposit increased $301.5 million or 53.2% from the end of 2021. Local certificates of deposit (CDs) increased $58.5 million and wholesale CDs increased $243.0 million at December 31, 2022 compared to December 31, 2021.

Asset quality continues to be strong and stable. Non-performing loans stood at 0.09% of total loans as of December 31, 2022 - improving from the 0.35% level of non-performing loans a year ago. Net chargeoffs were $548,000, or 0.03% of average loans in 2022, compared to $357,000, or 0.02% of average loans for the year ended December 31, 2021. Past due loans were 0.08% of total loans as of December 31, 2022, down from 0.26% of total loans at December 31, 2021. The allowance as a percentage of loans outstanding stood at 0.87% in 2022, down from 0.94% at December 31, 2021. In the fourth quarter of 2021, a block of $14.5 million in commercial loans was sold without recourse to reduce exposures in certain portfolio segments. This reduction, along with continued strong asset quality metrics and improving macro-economic factors, led management to release $2.3 million from the allowance for loan losses in December 2021.

Remaining well capitalized remains a top priority for the Company. The Company's total risk-based capital ratio was 13.58% as of December 31, 2022, solidly above the well-capitalized threshold of 10.0% set by the Federal Deposit Insurance Corporation, the Federal Reserve Board, and the Office of the Comptroller of the Currency.

The Company's operating ratios remain favorable, with a return on average tangible common equity of 19.15% for the year ended December 31, 2022 compared to 17.64% for the year ended December 31, 2021. Our non-GAAP efficiency ratio continues to be an important component in our overall performance and stood at 45.96% in 2022, improved from the 47.81% posted for 2021.

Results of Operations

Net Interest Income

Net interest income on a tax-equivalent basis increased 14.4% or $9.9 million to $78.5 million for the year ended December 31, 2022 from the $68.6 million reported for the year ended December 31, 2021, with growth in earning assets responsible for the increase. The Company's tax-equivalent net interest margin was 3.15% in 2022, compared to 2.95% in 2021.

Total interest income on a tax-equivalent basis in 2022 was $95.4 million, an increase of $16.0 million or 20.1% from the $79.4 million posted by the Company in 2021. Interest income in 2022 included $1.2 million in loan fees recognized from the Payroll Protection Program (PPP), down from the $4.0 million in PPP fees recognized in interest income in 2021. Total interest expense in 2022 was $16.9 million, an increase of $6.1 million or 56.5% from the $10.8 million posted by the Company in 2021. Tax-exempt interest income amounted to $8.8 million for the year ended December 31, 2022, and $8.7 million for the year ended December 31, 2021.

The following tables present changes in interest income and expense attributable to changes in interest rates, volume, and rate/volume[1] for interest-earning assets and interest-bearing liabilities. Tax-exempt income is calculated on a tax-equivalent basis, using a 21.0% Federal income tax rate in 2022 and 2021.

Year ended December 31, 2022 compared to 2021

Dollars in thousands	Volume	Rate	Rate/ Volume[1]	Total
Interest on earning assets				
Interest-bearing deposits	$ (44)	$ 744	$ (457)	$ 243
Investment securities	(214)	2,326	(30)	2,082
Loans held for sale	(18)	34	(27)	(11)
Loans	8,562	4,467	612	13,641
Total interest income	8,286	7,571	98	15,955
Interest expense				
Deposits	1,141	5,972	932	8,045
Borrowings	(1,573)	(698)	317	(1,954)
Total interest expense	(432)	5,274	1,249	6,091
Change in net interest income	$ 8,718	$ 2,297	$ (1,151)	$ 9,864

[1] *Represents the change attributable to a combination of change in rate and change in volume.*

The following table presents the interest earned on or paid for each major asset and liability category, respectively, for the years ended December 31, 2022 and 2021, as well as the average yield for each major asset and liability category, and the net yield between assets and liabilities. Tax-exempt income has been calculated on a tax-equivalent basis using a 21% Federal income tax rate in 2022 and 2021. Unrecognized interest on non-accrual loans is not included in the amount presented, but the average balance of non-accrual loans is included in the denominator when calculating yields.

Dollars in thousands		2022			2021	
		Amount of interest	Average Yield/ Rate		Amount of interest	Average Yield/ Rate
Interest-earning assets						
Interest-bearing deposits	$	315	1.43 %	$	72	0.13 %
Investment securities		18,928	2.76 %		16,846	2.42 %
Loans held for sale		11	2.48 %		22	0.98 %
Loans		76,107	4.26 %		62,466	3.98 %
Total interest-earning assets		95,361	3.82 %		79,406	3.41 %
Interest-bearing liabilities						
Deposits		15,359	0.80 %		7,314	0.44 %
Borrowings		1,510	1.21 %		3,464	1.51 %
Total interest-bearing liabilities		16,869	0.83 %		10,778	0.57 %
Net interest income	$	78,492		$	68,628	
Interest rate spread			2.99 %			2.84 %
Net interest margin			3.15 %			2.95 %

Average Daily Balance Sheets

The following table shows the Company's average daily balance sheets for the years ended December 31, 2022 and 2021:

		Years ended December 31,		
Dollars in thousands		**2022**		2021
Assets				
Cash and cash equivalents	$	**23,253**	$	23,655
Interest-bearing deposits in other banks		**22,089**		57,208
Securities available for sale (includes tax exempt securities of $35,759 in 2022 and $34,762 in 2021)		**302,019**		309,131
Securities to be held to maturity (included tax exempt securities of $254,504 in 2022 and $251,301 in 2021)		**379,762**		376,991
Restricted equity securities, at cost		**4,761**		9,268
Loans held for sale (fair value approximates cost)		**443**		2,248
Loans		**1,784,521**		1,569,398
Allowance for loan losses		**(16,103)**		(17,013)
Net loans		**1,768,418**		1,552,385
Accrued interest receivable		**9,557**		9,150
Premises and equipment, net		**28,828**		28,904
Other real estate owned		**9**		243
Goodwill		**30,646**		30,646
Other assets		**54,250**		46,227
Total Assets	$	**2,624,035**	$	2,446,056
Liabilities & Shareholders' Equity				
Demand deposits	$	**337,121**	$	307,508
NOW deposits		**635,172**		572,091
Money market deposits		**204,279**		182,000
Savings deposits		**373,604**		335,677
Certificates of deposit		**695,311**		561,080
Total deposits		**2,245,487**		1,958,356
Borrowed funds – short term		**124,830**		173,717
Borrowed funds – long term		**84**		55,091
Dividends payable		**1,105**		807
Other liabilities		**18,008**		21,521
Total Liabilities		**2,389,514**		2,209,492
Shareholders' Equity:				
Common stock		**110**		110
Additional paid-in capital		**67,566**		66,028
Retained earnings		**195,673**		171,455
Net unrealized gain (loss) on securities available for sale		**(29,052)**		1,286
Net unrealized gain (loss) on cash flow hedging derivative instruments		**192**		(2,230)
Net unrealized loss on securities transferred from available for sale to held to maturity		**(74)**		(113)
Net unrealized gain on postretirement benefit costs		**106**		28
Total Shareholders' Equity		**234,521**		236,564
Total Liabilities & Shareholders' Equity	$	**2,624,035**	$	2,446,056

Non-Interest Income

Non-interest income in 2022 was $16.9 million, a decrease of $2.5 million or 12.9% from the $19.4 million reported in 2021. The decrease in non-interest income is primarily attributable to a 72.8% reduction in mortgage banking revenue from 2021, as higher interest rates dramatically slowed refinance activity from the elevated levels of the prior two years, and negatively impacted both gain on sale income and mortgage servicing rights valuation. Debit card revenue increased $1.1 million or 21.9% year-over-year, while a 1.6% increase in revenues was achieved by First National Wealth Management, the Bank's trust and investment management division, despite adverse market conditions.

Non-Interest Expense

Non-interest expense in 2022 was $43.9 million, an increase of $1.8 million or 4.2% from the $42.1 million reported in 2021. Employee salary and benefit expense increased 10.2% from the prior year, partially the result of increased staffing associated with the Bank's opening of a new branch. Occupancy expense, furniture & equipment expense, and FDIC insurance premiums each had modest dollar increases from 2021. Other operating expenses decreased 9.1% year-to-year attributable to loan sale expenses recognized in the fourth quarter of 2021.

Provision to the Allowance for Loan Losses

The Company's provision to the allowance for loan losses was $1.8 million in 2022 compared to $(375,000) in 2021. The sale of $14.5 million in commercial loans substantially reduced risk exposure in certain segments, which, combined with strong and stable asset quality, led management to release $2.3 million from the allowance for loan losses in December 2021. The allowance for loan losses stood at 0.87% of total loans as of December 31, 2022, compared to 0.94% as of December 31, 2021.

Net loan charge-offs in 2022 were $548,000 or 0.03% of average loans, up $191,000 from 2021. Non-performing assets stood at 0.06% of total assets as of December 31, 2022 compared to 0.23% of total assets at December 31, 2021. Past-due loans were 0.08% of total loans as of December 31, 2022, down from 0.26% of total loans as of December 31, 2021.

Income Taxes

Income taxes on operating earnings were $8.4 million for the year ended December 31, 2022, up $752,000 from 2021.

Net Income

Net income for 2022 was $39.0 million, up 7.5% or $2.7 million from net income of $36.3 million that was posted in 2021. Earnings per share on a fully diluted basis for 2022 were $3.53, up $0.23 or 7.0% from the $3.30 reported for the year ended December 31, 2021.

Key Ratios

Return on average assets in 2022 was 1.49%, up slightly from the 1.48% posted in 2021. Return on average tangible common equity was 19.15% in 2022, compared to 17.64% in 2021. In 2022, the Company's dividend payout ratio (dividends declared per share divided by earnings per share) was 37.64%, compared to 38.14% in 2021. The Company's non-GAAP efficiency ratio – a benchmark measure of the amount spent to generate a dollar of income – was 45.96% in 2022, improved from 47.81% in 2021.

Investment Management and Fiduciary Activities

As of December 31, 2022, First National Wealth Management, the Bank's trust and investment management division, had assets under management or custody with a market value of $1.179 billion, consisting of 1,233 trust accounts, estate accounts, agency accounts, and self-directed individual retirement accounts. This compares to December 31, 2021, when 1,282 accounts with a market value of $1.310 billion were under management or custody.

Assets and Asset Quality

Total assets of $2.739 billion at December 31, 2022 increased 8.4% or $212.1 million from $2.527 billion at December 31, 2021. The investment portfolio, including restricted equity securities decreased $13.7 million or 2.0% over December 31, 2021, and the loan portfolio increased $267.0 million or 16.2%. Year-over-year, average assets were up $178.0 million in 2022 over 2021. Average loans in 2022 were $215.1 million higher than in 2021, average investments in 2022 were $4.3 million lower than in 2021, and average interest earning cash balances were $35.1 million lower than in 2021.

Non-performing assets to total assets stood at 0.06% at December 31, 2022, below the 0.23% of total assets at December 31, 2021. In general terms, the Company's long-standing approach to working with borrowers and ethical loan underwriting standards helps alleviate some of the payment problems on customers' loans and minimizes actual loan losses, in Management's opinion. Opportunities were taken in both 2021 and 2022 to reduce the level of non-performing assets via no-recourse sales of mostly non-performing commercial and residential mortgage loans.

Net chargeoffs in 2022 were $548,000 or 0.03% of average loans outstanding, up $191,000 from 2021. Residential real estate term loans represent 32.1% of the total loan portfolio, and this loan category generally has a lower level of losses in comparison to other loan types. In 2022, residential mortgages had a recovery ratio of 0.003% compared to a loss ratio of 0.03% for the entire loan portfolio. The Company does not have a credit card portfolio or offer dealer consumer loans, which generally carry more risk and potentially higher losses than other types of consumer credit.

The allowance for loan losses ended 2022 at $16.7 million and stood at 0.87% of total loans outstanding, compared to $15.5 million and 0.94% of total loans outstanding at December 31, 2021. A $1.8 million provision for losses was made during the year ended 2022. This provision, coupled with net charge off activity, resulted in the allowance for loan losses increasing $1.2 million or 7.7% from December 31, 2021.

Investment Activities

During 2022, the investment portfolio, including restricted equity securities, decreased 2.0% to end the year at $682.3 million, compared to $696.0 million at December 31, 2021. Average investments in 2022 were $4.3 million lower than in 2021. As of December 31, 2022, mortgage-backed securities had a carrying value of $289.2 million and a fair value of $277.8 million. Of this total, securities with a fair value of $79.6 million or 28.7% of the mortgage-backed portfolio were issued by the Government National Mortgage Association and securities with a fair value of $198.2 million or 71.3% of the mortgage-backed portfolio were issued by the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association.

The Company's investment securities are classified into three categories: securities available for sale, securities to be held to maturity and restricted equity securities. Securities available for sale consist primarily of debt securities which Management intends to hold for indefinite periods of time. They may be used as part of the Company's funds management strategy, and may be sold in response to changes in interest rates, prepayment risk and liquidity needs, to increase capital ratios, or for other similar reasons. Securities to be held to maturity consist primarily of debt securities that the Company has acquired solely for long-term investment purposes, rather than for trading or future sale. For securities to be categorized as held to maturity, Management must have the intent and the Company must have the ability to hold such investments until their respective maturity dates. Restricted equity securities consist of investments in the stock of the Federal Reserve Bank of Boston and the Federal Home Loan Bank of Boston; ownership of these securities is required as a condition of the Bank's membership in the respective banks and these shares are not able to be pledged or sold. The Company does not hold trading account securities.

All investment securities are managed in accordance with a written investment policy adopted by the Board of Directors. It is the Company's general policy that investments be limited to government debt obligations, time deposits, and corporate bonds or commercial paper with one of the three highest ratings given by a nationally recognized rating agency. The portfolio is currently invested primarily in U.S. Government sponsored agency securities, mortgage-backed securities and tax-exempt obligations of states and political subdivisions. The individual securities have been selected to enhance the portfolio's overall yield while not materially adding to the Company's level of interest rate risk.

During the third quarter of 2014, the Company transferred securities with a total amortized cost of $89,780,000 with a corresponding fair value of $89,757,000 from available for sale to held to maturity. The net unrealized loss, net of taxes, on these securities at the date of the transfer was $15,000. The net unrealized holding loss at the time of transfer continues to be reported in accumulated other comprehensive income (loss), net of tax and is amortized over the remaining lives of the securities as an adjustment of the yield. The amortization of the net unrealized loss reported in accumulated other comprehensive income (loss) will offset the effect on interest income of the discount for the transferred securities. The remaining unamortized balance of the net unrealized losses for the securities transferred from available for sale to held to maturity was $64,000, net of taxes, at December 31, 2022. This compares to $87,000, net of taxes at December 31, 2021. These securities were transferred as a part of the Company's overall investment and balance sheet strategies.

The following table sets forth the Company's investment securities at their carrying amounts as of December 31, 2022 and 2021:

Dollars in thousands		2022		2021
Securities available for sale				
U.S. Government sponsored agencies	$	19,147	$	21,899
Mortgage-backed securities		228,676		254,900
State and political subdivisions		33,191		39,122
Asset-backed securities		3,495		4,645
		284,509		320,566
Securities to be held to maturity				
U.S. Government sponsored agencies		40,100		35,600
Mortgage-backed securities		60,497		60,646
State and political subdivisions		258,549		250,544
Corporate securities		34,750		23,250
		393,896		370,040
Restricted equity securities				
Federal Home Loan Bank Stock		2,846		4,328
Federal Reserve Bank Stock		1,037		1,037
		3,883		5,365
Total securities	$	682,288	$	695,971

The following table sets forth information on the yields and expected maturities of the Company's investment securities as of December 31, 2022. Yields on tax-exempt securities have been computed on a tax-equivalent basis using a tax rate of 21%. Mortgage-backed securities are presented according to their contractual maturity date, while the yield takes into effect intermediate cashflows from repayment of principal which results in a much shorter average life.

	Available For Sale		Held to Maturity	
Dollars in thousands	Fair Value	Yield to maturity	Amortized Cost	Yield to maturity
U.S. Government Sponsored Agencies				
Due in 1 year or less	$ —	0.00 %	$ —	0.00 %
Due in 1 to 5 years	2,791	1.83 %	—	0.00 %
Due in 5 to 10 years	7,848	1.17 %	13,500	1.79 %
Due after 10 years	8,508	2.00 %	26,600	2.00 %
Total	19,147	1.64 %	40,100	1.63 %
Mortgage-Backed Securities				
Due in 1 year or less	—	0.00 %	1	8.76 %
Due in 1 to 5 years	253	2.66 %	6	7.72 %
Due in 5 to 10 years	3,301	1.50 %	169	7.20 %
Due after 10 years	225,122	2.16 %	60,321	1.72 %
Total	228,676	2.15 %	60,497	1.74 %
State & Political Subdivisions				
Due in 1 year or less	—	0.00 %	1,786	3.96 %
Due in 1 to 5 years	365	5.06 %	8,242	3.93 %
Due in 5 to 10 years	4,054	2.58 %	44,366	3.54 %
Due after 10 years	28,772	3.25 %	204,155	2.49 %
Total	33,191	3.19 %	258,549	2.73 %
Asset-Backed Securities				
Due in 1 year or less	—	0.00 %	—	0.00 %
Due in 1 to 5 years	—	0.00 %	—	0.00 %
Due in 5 to 10 years	—	0.00 %	—	0.00 %
Due after 10 years	3,495	5.57 %	—	0.00 %
Total	3,495	5.57 %	—	0.00 %
Corporate Securities				
Due in 1 year or less	—	0.00 %	—	0.00 %
Due in 1 to 5 years	—	0.00 %	6,750	4.54 %
Due in 5 to 10 years	—	0.00 %	28,000	4.79 %
Due after 10 years	—	0.00 %	—	0.00 %
Total	—	0.00 %	34,750	4.75 %
	$ 284,509	2.28 %	$ 393,896	2.64 %

Impaired Securities

The securities portfolio contains certain securities, the amortized cost of which exceeds fair value, which at December 31, 2022 amounted to an unrealized loss of $111.7 million, or 15.65% of the amortized cost of the total securities portfolio. At December 31, 2021 this amount represented an unrealized loss of $8.4 million, or 1.26% of the total securities portfolio. The position change since 2021 year-end is the result of the significant increase in market interest rates during the period.

As a part of the Company's ongoing security monitoring process, the Company identifies securities in an unrealized loss position that could potentially be other-than-temporarily impaired. If a decline in the fair value of a debt security is judged to be other-than-temporary, the decline related to credit loss is recorded in net realized securities losses while the decline attributable to other factors is recorded in other comprehensive income or loss.

The Company's evaluation of securities for impairment is a quantitative and qualitative process intended to determine whether declines in the fair value of investment securities should be recognized in current period earnings. The primary factors considered in evaluating whether a decline in the fair value of securities is other-than-temporary include: (a) the length of time and extent to which the fair value has been less than cost or amortized cost and the expected recovery period of the security, (b) the financial condition, credit rating and future prospects of the issuer, (c) whether the debtor is current on contractually obligated interest and principal payments, (d) the volatility of the security's market price, (e) the intent and ability of the Company to retain the investment for a period of time sufficient to allow for recovery, which may be at maturity, and (f) any other information and observable data considered relevant in determining whether other-than-temporary impairment has occurred.

The Company's best estimate of cash flows uses severe economic recession assumptions to quantify potential market uncertainty. The Company's assumptions include but are not limited to delinquencies, foreclosure levels and constant default rates on the underlying collateral, loss severity ratios, and constant prepayment rates. If the Company does not expect to receive 100% of future contractual principal and interest, an other-than-temporary impairment charge is recognized. Estimating future cash flows is a quantitative and qualitative process that incorporates information received from third party sources along with certain internal assumptions and judgments regarding the future performance of the underlying collateral.

As of December 31, 2022, the Company had temporarily impaired securities with a fair value of $561.3 million and unrealized losses of $111.7 million, as identified in the table below. Securities in a continuous unrealized loss position of 12 months or more amounted to $310.2 million as of December 31, 2022, compared with $55.9 million at December 31, 2021. The Company has concluded that these securities were not other-than-temporarily impaired. This conclusion was based on the issuers' continued satisfaction of their obligations in accordance with their contractual terms and the expectation that the issuers will continue to do so, Management's intent and ability to hold these securities for a period of time sufficient to allow for any anticipated recovery in fair value (which may be at maturity), the expectation that the Company will receive 100% of future contractual cash flows, as well as the evaluation of the fundamentals of the issuers' financial condition and other objective evidence. The following table summarizes temporarily impaired securities and their approximate fair values at December 31, 2022.

	Less than 12 months		12 months or more		Total	
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Dollars in thousands	Value	Losses	Value	Losses	Value	Losses
U.S. Government-sponsored agencies	$ 4,804	$ (675)	$ 41,965	$ (16,680)	$ 46,769	$ (17,355)
Mortgage-backed securities	73,509	(6,486)	197,102	(47,353)	270,611	(53,839)
State and political subdivisions	149,517	(13,769)	67,932	(24,247)	217,449	(38,016)
Asset-backed securities	3,495	(53)	—	—	3,495	(53)
Corporate securities	19,857	(2,143)	3,160	(340)	23,017	(2,483)
	$ 251,182	$ (23,126)	$ 310,159	$ (88,620)	$ 561,341	$ (111,746)

For securities with unrealized losses, the following information was considered in determining that the securities were not other-than-temporarily impaired:

Securities issued by U.S. Government-sponsored agencies. As of December 31, 2022, the total unrealized losses on these securities amounted to $17.4 million, compared with $2.3 million at December 31, 2021. All of these securities were credit rated "AAA" or "AA+" by the major credit rating agencies. Management believes that securities issued by U.S. Government-sponsored agencies and enterprises have minimal credit risk, as these agencies and enterprises play a vital role in the nation's financial markets, and does not consider these securities to be other-than-temporarily impaired at December 31, 2022.

Mortgage-backed securities issued by U.S. Government agencies and U.S. Government-sponsored enterprises. As of December 31, 2022, the total unrealized losses on these securities amounted to $53.8 million, compared with $5.7 million at December 31, 2021. All of these securities were credit rated "AAA" by the major credit rating agencies. Management believes that securities issued by U.S. Government agencies bear no credit risk because they are backed by the full faith and credit of the United States and that securities issued by U.S. Government-sponsored enterprises have minimal credit risk, as these agencies enterprises play a vital role in the nation's financial markets. Management believes that the unrealized losses at December 31, 2022 were attributable to changes in current market yields and spreads since the dates the underlying securities were purchased, and does not consider these securities to be other-than-temporarily impaired at December 31, 2022. The Company also has the ability and intent to hold these securities until a recovery of their amortized cost, which may be at maturity.

Obligations of state and political subdivisions. As of December 31, 2022, the total unrealized losses on municipal securities amounted to $38.0 million, compared with $390,000 at December 31, 2021. Municipal securities are supported by the general taxing authority of the municipality and, in the cases of school districts, are generally supported by state aid. At December 31, 2022, all municipal bond issuers were current on contractually obligated interest and principal payments. The Company monitors price changes and changes in credit quality of municipal issuers on a regular basis as a potential indicator of temporary impairment. The Company attributes the unrealized losses at December 31, 2022, however, to changes in prevailing market yields and pricing spreads since the dates the underlying securities were purchased, combined with current market liquidity conditions and the disruption in the financial markets in general. Accordingly, the Company does not consider these municipal securities to be other-than-temporarily impaired at December 31, 2022. The Company also has the ability and intent to hold these securities until a recovery of their amortized cost, which may be at maturity.

Asset-backed securities. As of December 31,2022, there were $53,000 of unrealized losses on these securities compared to none at December 31, 2021. These securities consist of U.S Government backed student loans along with other credit enhancements. Management believes that the unrealized losses at December 31, 2022 were attributable to changes in current market yields and spreads since the date the underlying securities were purchased, and does not consider these securities to be other-than-temporarily impaired at December 31, 2022.

Corporate securities. As of December 31, 2022, the total unrealized losses on corporate securities amounted to $2.5 million, compared with $66,000 at December 31, 2021. Corporate securities are dependent on the operating performance of the issuers. At December 31, 2022, all corporate bond issuers were current on contractually obligated interest and principal payments. Management believes that the unrealized losses at December 31, 2022 were attributable to changes in current market yields and spreads since the date the underlying securities were purchased, and does not consider these securities to be other-than temporarily impaired at December 31, 2022.

Federal Home Loan Bank Stock

The Bank is a member of the Federal Home Loan Bank ("FHLB") of Boston, a cooperatively owned wholesale bank for housing and finance in the six New England States. As a requirement of membership in the FHLB, the Bank must own a minimum required amount of FHLB stock, calculated periodically based primarily on its level of borrowings from the FHLB. The Bank uses the FHLB for a portion of its wholesale funding needs. As of December 31, 2022 and 2021, the Bank's investment in FHLB stock totaled $2.8 million and $4.3 million, respectively. The year-to-year change was based upon the Bank's level of borrowings from the FHLB, and by a change in FHLB's minimum ownership requirements. FHLB stock is a non-marketable equity security and therefore is reported at cost, which equals par value. The Company periodically evaluates its investment in FHLB stock for impairment based on, among other factors, the capital adequacy of the FHLB and its overall financial condition. No impairment losses have been recorded through December 31, 2022. The Bank will continue to monitor its investment in FHLB stock.

Lending Activities

The loan portfolio increased $267.0 million or 16.2% in 2022, with total loans at $1.915 billion at December 31, 2022, compared to $1.648 billion at December 31, 2021. Commercial loans increased $192.5 million or 20.9% between December 31, 2021 and December 31, 2022. Residential term loans increased by $63.1 million or 11.5% and municipal loans decreased by $7.7 million or 16.0% over the same period.

Commercial loans are comprised of three major classes: commercial real estate loans, commercial construction loans and other commercial loans.

Commercial real estate loans consist of mortgage loans to finance investments in real property such as multi-family residential, commercial/retail, office, industrial, hotels, educational and other specific or mixed use properties. Commercial real estate loans are typically written with amortizing payment structures. Collateral values are determined based on appraisals and evaluations in accordance with established policy and regulatory guidelines. Commercial real estate loans typically have a loan-to-value ratio of up to 80% based upon current valuation information at the time the loan is made. Commercial real estate loans are primarily paid by the cash flow generated from the real property, such as operating leases, rents, or other operating cash flows from the borrower.

Commercial construction loans consist of loans to finance construction in a mix of owner- and non-owner occupied commercial real estate properties. Commercial construction loans typically have maturities of less than two years. Payment structures during the construction period are typically on an interest only basis, although principal payments may be established depending on the type of construction project being financed. During the construction phase, commercial construction loans are primarily paid by cash reserves or other operating cash flows of the borrower or guarantors, if applicable. At the end of the construction period, loan repayment typically comes from a third party source in the event that the Bank will not be providing permanent term financing. Collateral valuation and loan-to-value guidelines follow those for commercial real estate loans.

Other commercial loans consist of revolving and term loan obligations extended to business and corporate enterprises for the purpose of financing working capital or capital investment. Collateral generally consists of pledges of business assets including, but not limited to, accounts receivable, inventory, plant and equipment, and/or real estate, if applicable. Commercial loans are primarily paid from the operating cash flow of the borrower. Other commercial loans may be secured or unsecured. Loans granted under the Paycheck Protection Program ("PPP") are considered other commercial loans.

Municipal loans are comprised of loans to municipalities in Maine for capitalized expenditures, construction projects or tax-anticipation notes. All municipal loans are considered general obligations of the municipality and are collateralized by the taxing ability of the municipality for repayment of debt.

Residential loans are comprised of two classes: term loans and construction loans.

Residential term loans consist of residential real estate loans held in the Company's loan portfolio made to borrowers who demonstrate the ability to make scheduled payments with full consideration of applicable underwriting factors comprising the Bank's credit policies. Borrower qualifications include favorable credit history combined with supportive income requirements and loan-to-value ratios within established policy and regulatory guidelines. Collateral values are determined based on appraisals and evaluations in accordance with established policy and regulatory guidelines. Residential loans typically have a loan-to-value ratio of up to 80% based on appraisal information at the time the loan is made. Collateral consists of mortgage liens on one- to four-family residential properties. Loans are offered with fixed or adjustable rates with amortization terms of up to thirty years.

Residential construction loans typically consist of loans for the purpose of constructing single family residences to be owned and occupied by the borrower. Borrower qualifications include favorable credit history combined with supportive income requirements and loan-to-value ratios within established policy and regulatory guidelines. Residential construction loans normally have construction terms of one year or less and payment during the construction term is typically on an interest only basis from sources including interest reserves, borrower liquidity and/or income. Residential construction loans will typically convert to permanent financing from the Bank or have another financing commitment in place from an acceptable mortgage lender. Collateral valuation and loan-to-value guidelines are consistent with those for residential term loans.

Home equity lines of credit are made to qualified individuals and are secured by senior or junior mortgage liens on owner-occupied one- to four-family homes, condominiums, or vacation homes. The home equity line of credit typically has a variable interest rate and is billed as interest-only payments during the draw period. At the end of the draw period, the home equity line of credit is billed as a percentage of the principal balance plus all accrued interest. Loan maturities are normally 25 years. Borrower qualifications include favorable credit history combined with supportive income requirements and combined loan-to-value ratios usually not exceeding 80% inclusive of priority liens. Collateral valuation guidelines follow those for residential real estate loans.

Consumer loan products including personal lines of credit and amortizing loans are made to qualified individuals for various purposes such as automobiles, recreational vehicles, debt consolidation, personal expenses or overdraft protection. Borrower qualifications include favorable credit history combined with supportive income and collateral requirements within established policy guidelines. Consumer loans may be secured or unsecured.

Construction loans, both commercial and residential, at 55.8% of capital are well under the regulatory guidance of 100.0% of capital at December 31, 2022. Construction loans and non-owner-occupied commercial real estate loans are at 226.3% of total capital at December 31, 2022, well below the regulatory guidance of 300.0% of capital.

The following table summarizes the loan portfolio, by class, as of December 31, 2022 and 2021:

Dollars in thousands	As of December 31,				
	2022			2021	
Commercial					
Real estate	$	699,340	36.5 %	$ 576,198	35.0 %
Construction		93,907	4.9 %	79,365	4.8 %
Other		319,359	16.7 %	264,570	16.1 %
Municipal		40,619	2.1 %	48,362	2.9 %
Residential					
Term		613,919	32.1 %	550,783	33.4 %
Construction		49,907	2.6 %	31,763	1.9 %
Home equity line of credit		76,560	4.0 %	73,632	4.5 %
Consumer		21,063	1.1 %	22,976	1.4 %
Total loans	$	1,914,674	100.0 %	$ 1,647,649	100.0 %

The following table sets forth certain information regarding the contractual maturities of the Bank's loan portfolio as of December 31, 2022:

Dollars in thousands	< 1 Year	1 - 5 Years	5 - 10 Years	> 10 Years	Total
Commercial					
Real estate	$ 1,075	$ 27,705	$ 66,078	$ 604,482	$ 699,340
Construction	661	7,226	18,896	67,124	93,907
Other	1,066	131,836	78,372	108,085	319,359
Municipal	—	15,870	9,870	14,879	40,619
Residential					
Term	—	7,598	43,134	563,187	613,919
Construction	81	1,735	—	48,091	49,907
Home equity line of credit	1,459	4,696	1,786	68,619	76,560
Consumer	5,692	7,317	3,017	5,037	21,063
Total loans	$ 10,034	$ 203,983	$ 221,153	$ 1,479,504	$ 1,914,674

The following table provides a listing of loans, by class, between variable and fixed rates as of December 31, 2022:

	Fixed-Rate		Adjustable-Rate		Total	
Dollars in thousands	Amount	% of total	Amount	% of total	Amount	% of total
Commercial						
Real estate	$ 90,812	4.7 %	$ 608,528	31.8 %	$ 699,340	36.5 %
Construction	34,304	1.8 %	59,603	3.1 %	93,907	4.9 %
Other	122,058	6.4 %	197,301	10.3 %	319,359	16.7 %
Municipal	40,334	2.1 %	285	— %	40,619	2.1 %
Residential						
Term	436,451	22.8 %	177,468	9.3 %	613,919	32.1 %
Construction	39,556	2.1 %	10,351	0.5 %	49,907	2.6 %
Home equity line of credit	323	— %	76,237	4.0 %	76,560	4.0 %
Consumer	13,824	0.7 %	7,239	0.4 %	21,063	1.1 %
Total loans	$ 777,662	40.6 %	$ 1,137,012	59.4 %	$ 1,914,674	100.0 %

Loan Concentrations

As of December 31, 2022 and 2021, the Bank had one concentration of loans in one particular industry that exceeded 10% of its total loan portfolio. Loans to hotels (except Casino hotels) and motels totaled $206.7 million, or 10.79% of total loans and $183.4 million, or 11.13% of total loans, respectfully.

Loans Held for Sale

As of December 31, 2022, the Bank had $275,000 in loans held for sale. This compares to $835,000 loans held for sale at December 31, 2021.

Credit Risk Management and Allowance for Loan Losses

Credit risk is the risk of loss arising from the inability of a borrower to meet its obligations. We manage credit risk by evaluating the risk profile of the borrower, repayment sources, the nature of the underlying collateral, and other support given current events, conditions, and expectations. We attempt to manage the risk characteristics of our loan portfolio through various control processes, such as credit evaluation of borrowers, establishment of lending limits, and application of lending procedures, including the holding of adequate collateral and the maintenance of compensating balances. However, we seek to rely primarily on the cash flow of our borrowers as the principal source of repayment. Although credit policies and evaluation processes are designed to minimize our risk, Management recognizes that loan losses will occur and the amount of these losses will fluctuate depending on the risk characteristics of our loan portfolio, as well as general and regional economic conditions.

We provide for loan losses through the establishment of an allowance for loan losses which represents an estimated reserve for existing losses in the loan portfolio. The allowance for loan losses is a critical accounting estimate inherent in the Company's financial statements. We deploy a systematic methodology for determining our allowance that includes a quarterly review process, risk rating, and, where appropriate, adjustment to our allowance. We classify our portfolios as either commercial or residential and consumer and monitor credit risk separately as discussed below. We evaluate the appropriateness of our allowance continually based on a review of all significant loans, with a particular emphasis on non-accruing, past due, and other loans that we believe require special attention.

The allowance consists of four elements: (1) specific reserves for loans evaluated individually for impairment; (2) general reserves for types or portfolios of loans based on historical loan loss experience; (3) qualitative reserves judgmentally adjusted for local and national economic conditions, concentrations, portfolio composition, volume and severity of delinquencies and nonaccrual loans, trends of criticized and classified loans, changes in credit policies, and underwriting standards, credit administration practices, and other factors as applicable; and (4) unallocated reserves. All outstanding loans are considered in evaluating the appropriateness of the allowance.

Appropriateness of the allowance for loan losses is determined using a consistent, systematic methodology, which analyzes the risk inherent in the loan portfolio. In addition to evaluating the collectability of specific loans when determining the appropriateness of the allowance for loan losses, Management also takes into consideration other factors such as changes in the mix and size of the loan portfolio, historic loss experience, the amount of delinquencies and loans adversely classified, economic trends, changes in credit policies, and experience, ability and depth of lending management. The appropriateness of the allowance for loan losses is assessed through an allocation process whereby specific reserve allocations are made against certain impaired loans, and general reserve allocations are made against segments of the loan portfolio which have similar attributes. The Company's historical loss experience, industry trends, and the impact of the local and regional economy on the Company's borrowers are considered by Management in determining the appropriateness of the allowance for loan losses.

The allowance for loan losses is increased by provisions charged against current earnings. Loan losses are charged against the allowance when Management believes that the collectability of the loan principal is unlikely. Recoveries on loans previously charged off are credited to the allowance. While Management uses available information to assess possible losses on loans, future additions to the allowance may be necessary based on increases in non-performing loans, changes in economic conditions, growth in loan portfolios, or for other reasons. Any future additions to the allowance would be recognized in the period in which they were determined to be necessary. In addition, various regulatory agencies periodically review the Company's allowance for loan losses as an integral part of their examination process. Such agencies may require the Company to record additions to the allowance based on judgments different from those of Management. No such addition has been required by any agency in over twenty years.

Commercial

Our commercial portfolio includes all secured and unsecured loans to borrowers for commercial purposes, including commercial lines of credit and commercial real estate. Our process for evaluating commercial loans includes performing updates on loans that we have rated for risk. Our non-performing commercial loans are generally reviewed individually to determine impairment, accrual status, and the need for specific reserves. Our methodology incorporates a variety of risk considerations, both qualitative and quantitative. Quantitative factors include our historical loss experience by loan type, collateral values, financial condition of borrowers, and other factors. Qualitative factors include judgments concerning general economic conditions that may affect credit quality, credit concentrations, the pace of portfolio growth, and delinquency levels; these qualitative factors are also considered in connection with the unallocated portion of our allowance for loan losses.

The process of establishing the allowance with respect to our commercial loan portfolio begins when a loan officer initially assigns each loan a risk rating, using established credit criteria. Approximately 60% of a trailing four quarter average gross commercial portfolio is subject to review and validation annually by an independent consulting firm, as well as periodically by our internal credit review function. Our methodology employs Management's judgment as to the level of losses on existing loans based on our internal review of the loan portfolio, including an analysis of the borrowers' current financial position, and the consideration of current and anticipated economic conditions and their potential effects on specific borrowers and lines of business. In determining our ability to collect certain loans, we also consider the fair value of any underlying collateral. We also evaluate credit risk concentrations, including trends in large dollar exposures to related borrowers, industry and geographic concentrations, and economic and environmental factors.

Residential, Home Equity and Consumer

Consumer, home equity and residential mortgage loans are generally segregated into homogeneous pools with similar risk characteristics. Trends and current conditions in these pools are analyzed and historical loss experience is adjusted accordingly. Quantitative and qualitative adjustment factors for the consumer, home equity and residential mortgage portfolios are consistent with those for the commercial portfolios. Certain loans in the consumer and residential portfolios identified as having the potential for further deterioration are analyzed individually to confirm the appropriate risk status and accrual status, and to determine the need for a specific reserve. Consumer loans that are greater than 120 days past due are generally charged off. Residential loans and home equity lines of credit that are greater than 90 days past due are evaluated for collateral adequacy and if deficient are placed on non-accrual status. The Bank sells residential loans through the Federal Home Loan Bank of Boston

Mortgage Partnership Finance program ("MPF") with recourse. Volume sold to MPF continues to be de minimis; therefore, the impact on the allowance is minimal.

Specific Reserves

The allowance for loan losses includes reserve amounts assigned to individual loans on the basis of loan impairment. Certain loans are evaluated individually and are judged to be impaired when Management believes it is probable that the Company will not collect all of the contractual interest and principal payments as scheduled in the loan agreement. Impaired loans include troubled debt restructured loans ("TDRs") and loans placed on non-accrual status. A specific reserve is allocated to an individual loan when that loan has been deemed impaired and when the amount of a probable loss is estimable on the basis of its collateral value, the present value of anticipated future cash flows, or its net realizable value. At December 31, 2022, impaired loans with specific reserves totaled $1.8 million and the amount of such reserves was $398,000. This compares to impaired loans with specific reserves of $3.1 million at December 31, 2021, at which date the amount of such reserves was $576,000.

Unallocated

The unallocated portion of the allowance is intended to provide for losses that are not identified when establishing the specific and general portions of the allowance and is based upon Management's evaluation of various conditions that are not directly measured in the determination of the portfolio and loan specific allowances. Such conditions may include general economic and business conditions affecting our lending area, credit quality trends (including trends in delinquencies and nonperforming loans expected to result from existing conditions), loan volumes and concentrations, duration of the current business cycle, bank regulatory examination results, findings of external loan review examiners, and Management's judgment with respect to various other conditions including loan administration and management and the quality of risk identification systems. Management reviews these conditions quarterly. We have risk management practices designed to ensure timely identification of changes in loan risk profiles; however, undetected losses may exist inherently within the loan portfolio. The judgmental aspects involved in applying the risk grading criteria, analyzing the quality of individual loans, and assessing collateral values can also contribute to undetected, but probable, losses. Consequently, there maybe underlying credit risks that have not yet surfaced in the loan-specific or qualitative metrics the Company uses to estimate its allowance for loan losses.

All of these analyses are reviewed and discussed by the Directors' Loan Committee, and recommendations from these processes provide Management and the Board of Directors with independent information on loan portfolio condition. Our total allowance at December 31, 2022 is considered by Management to be appropriate to address the credit losses inherent in the loan portfolio at that date. However, our determination of the appropriate allowance level is based upon a number of assumptions we make about future events, which we believe are reasonable, but which may or may not prove valid. Thus, there can be no assurance that our charge-offs in future periods will not exceed our allowance for loan losses or that we will not need to make additional increases in our allowance for loan losses.

The following table summarizes our allocation of allowance by loan class as of December 31, 2022 and 2021. The percentages are the portion of each loan type to total loans:

Dollars in thousands	As of December 31,					
		2022			2021	
Commercial						
Real estate	$	6,116	36.5 %	$	5,367	35.0 %
Construction		821	4.9 %		746	4.8 %
Other		3,097	16.7 %		2,830	16.1 %
Municipal		162	2.1 %		157	2.9 %
Residential						
Term		2,559	32.1 %		2,733	33.4 %
Construction		199	2.6 %		148	1.9 %
Home equity line of credit		1,029	4.0 %		925	4.5 %
Consumer		1,062	1.1 %		833	1.4 %
Unallocated		1,678	— %		1,782	— %
Total	$	16,723	100.0 %	$	15,521	100.0 %

The allowance for loan losses totaled $16.7 million at December 31, 2022, compared to $15.5 million at December 31, 2021. Management's ongoing application of methodologies to establish the allowance include an evaluation of non-accrual loans and troubled debt restructured loans for specific reserves. These specific reserves decreased $178,000 in 2022 from $576,000 at December 31, 2021 to $398,000 at December 31, 2022. The specific loans that make up those categories change from period to period. Impairment on those loans, which would be reflected in the allowance for loan losses, might or might not exist, depending on the specific circumstances of each loan. The portion of the reserve based on historical loss experience of homogeneous pools of loans increased by $172,000 in 2022. The portion of the reserve based on qualitative factors increased by $1.3 million during 2022 due to a mix of factors. These factors included changes in various macroeconomic measures used in the qualitative model, volume changes in certain portfolio segments, ongoing analysis of the loan portfolio in multiple stress scenarios, and performance of COVID-19 related loan modifications. Unallocated reserves, which were $1.8 million, or 11.5% of the total reserve at December 31, 2021, decreased to $1.7 million or 10.0% of the total reserve at December 31, 2022. Management considers these levels appropriate as they supported general imprecision related to portfolio growth and included considerations of general economic and business conditions affecting our lending area, credit quality trends (including trends in delinquencies and nonperforming loans expected to result from existing conditions), loan volumes and concentrations, duration of the current business cycle, duration of the pandemic, bank regulatory examination results, findings of external loan review examiners, and Management's judgment with respect to various other conditions including loan administration and management and the quality of risk identification systems. Consequently, there may be underlying credit risks that have not yet surfaced in the loan specific or qualitative metrics the Company uses to estimate its allowance for loan losses that are reflected in the unallocated component.

A breakdown of the allowance for loan losses as of December 31, 2022, by loan class, and allowance element, is presented in the following table:

Dollars in thousands	Specific Reserves on Loans Evaluated Individually for Impairment	General Reserves on Loans Based on Historical Loss Experience	Reserves for Qualitative Factors	Unallocated Reserves	Total Reserves
Commercial					
Real estate	$ —	$ 974	$ 5,142	$ —	$ 6,116
Construction	—	131	690	—	821
Other	298	446	2,353	—	3,097
Municipal	—	—	162	—	162
Residential					
Term	100	83	2,376	—	2,559
Construction	—	7	192	—	199
Home equity line of credit	—	101	928	—	1,029
Consumer	—	286	776	—	1,062
Unallocated	—	—	—	1,678	1,678
	$ 398	$ 2,028	$ 12,619	$ 1,678	$ 16,723

Based upon Management's evaluation, provisions are made to maintain the allowance as a best estimate of inherent losses within the portfolio. The net provision for loan losses was $1.8 million in 2022 compared to $(375,000) in 2021. A reversal of $2.3 million was recorded in December 2021 reflecting reductions in certain risk categories resulting from the sale of commercial loans. Net charge offs were $548,000 in 2022 compared to net charge offs of $357,000 in 2021. The allowance as a percentage of loans outstanding stood at 0.87% at December 31, 2022 compared to 0.94% at December 31, 2021.

The following table summarizes the activities in our allowance for loan losses as of December 31, 2022 and 2021:

Dollars in thousands	As of December 31,			
	2022		2021	
Balance at beginning of year	$	**15,521**	$	16,253
Loans charged off:				
Commercial				
Real estate		**—**		106
Construction		**—**		—
Other		**309**		288
Municipal		**—**		—
Residential				
Term		**8**		42
Construction		**—**		—
Home equity line of credit		**29**		—
Consumer		**412**		312
Total		**758**		748
Recoveries on loans previously charged off				
Commercial				
Real estate		**20**		95
Construction		**—**		—
Other		**13**		84
Municipal		**—**		—
Residential				
Term		**29**		66
Construction		**—**		—
Home equity line of credit		**4**		61
Consumer		**144**		85
Total		**210**		391
Net loans charged off		**548**		357
Provision (credit) for loan losses		**1,750**		(375)
Balance at end of period	$	**16,723**	$	15,521
Ratio of net loans charged off to average loans outstanding		**0.03 %**		0.02 %
Ratio of allowance for loan losses to total loans outstanding		**0.87 %**		0.94 %

Management believes the allowance for loan losses is appropriate as of December 31, 2022. The level of the provision for loan losses is directionally consistent with the overall credit quality of our loan portfolio and corresponding levels of nonperforming loans, as well as with the performance of the national and local economies, including effects of the COVID-19 pandemic.

COVID-19 Impact on Loan Portfolio

First National Bank is a designated SBA preferred lender and participated in both the 2020 (PPP1) and 2021 (PPP2) rounds of the PPP. Under PPP1, 1,718 loans were granted totaling $97.8 million in funds disbursed to qualified small businesses and under PPP2 there were 1,263 loans granted totaling $52.1 million. The Bank worked actively with borrowers to process applications for forgiveness per PPP guidelines. As of December 31, 2022, remaining PPP balances totaled $12,000. The State of Maine, where most of the Bank's customers reside and/or operate businesses, has re-opened its economy. The emergence of COVID-19 virus variants has not resulted in new restrictions or curtailment of economic activity, but COVID-19 remains a threat to economic normalization and could ultimately have a negative impact on the Bank's borrowers.

Nonperforming Loans

Nonperforming loans are comprised of loans for which, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement or when principal and interest is 90 days or more past due unless the loan is both well secured and in the process of collection (in which case the loan may continue to accrue interest in spite of its past due status). A loan is "well secured" if it is secured (1) by collateral in the form of liens on or pledges of real or personal property, including securities, that have a realizable value sufficient to discharge the debt (including accrued interest) in full, or (2) by the guarantee of a financially responsible party. A loan is "in the process of collection" if collection of the loan is proceeding in due course either (1) through legal action, including judgment enforcement procedures, or, (2) in appropriate circumstances, through collection efforts not involving legal action which are reasonably expected to result in repayment of the debt or in its restoration to current status in the near future.

When a loan becomes nonperforming (generally 90 days past due), it is evaluated for collateral dependency based upon the most recent appraisal or other evaluation method. If the collateral value is lower than the outstanding loan balance plus accrued interest and estimated selling costs, the loan is placed on non-accrual status, all accrued interest is reversed from interest income, and a specific reserve is established for the difference between the loan balance and the collateral value less selling costs or, in certain situations, the difference between the loan balance and the collateral value less selling costs is written off. Concurrently, a new appraisal or valuation may be ordered, depending on collateral type, currency of the most recent valuation, the size of the loan, and other factors appropriate to the loan. Upon receipt and acceptance of the new valuation, the loan may have an additional specific reserve or write down based on the updated collateral value. On an ongoing basis, appraisals or valuations may be obtained periodically on collateral dependent non-performing loans and an additional specific reserve or write down will be made, if appropriate, based on the new collateral value.

Once a loan is placed on nonaccrual, it remains in nonaccrual status until the loan is current as to payment of both principal and interest and the borrower demonstrates the ability to pay and remain current. All payments made on non-accrual loans are applied to the principal balance of the loan.

Nonperforming loans, expressed as a percentage of total loans, totaled 0.09% at December 31, 2022 compared to 0.35% at December 31, 2021. As a result of both the dollar increase in the allowance for loan losses and a dollar decrease in non-performing loans in 2022 from 2021, the ratio of allowance for loan losses to non-performing loans increased materially, to 952.9% at year-end 2022 from 277.1% at year-end 2021.

The following table shows the distribution of nonperforming loans by class as of December 31, 2022 and 2021:

	As of December 31,			
Dollars in thousands	**2022**		2021	
Commercial				
Real estate	$	**193**	$	242
Construction		**23**		27
Other		**663**		1,068
Municipal		**—**		—
Residential				
Term		**572**		3,808
Construction		**—**		—
Home equity line of credit		**304**		457
Consumer		**—**		—
Total non-performing loans	$	**1,755**	$	5,602
Allowance for loan losses as a percentage of nonperforming loans		**952.9 %**		277.1 %

Total nonperforming loans do not include loans 90 or more days past due and still accruing interest. These are loans in which we expect to collect all amounts due, including past-due interest. As of December 31, 2022, loans 90 or more days past due and still accruing interest totaled $241,000, compared to $32,000 at December 31, 2021.

As of December 31, 2022, five loans with a balance of $339,000 were non-performing and also classified as TDR. This compares to 20 loans with a balance of $1.9 million as of December 31, 2021.

Troubled Debt Restructured

A TDR constitutes a restructuring of debt if the Bank, for economic or legal reasons related to the borrower's financial difficulties, grants a concession to the borrower that it would not otherwise consider. To determine whether or not a loan should be classified as a TDR, Management evaluates a loan based upon the following criteria:

- The borrower demonstrates financial difficulty; common indicators include past due status with bank obligations, substandard credit bureau reports, or an inability to refinance with another lender, and
- The Bank has granted a concession; common concession types include maturity date extension, interest rate adjustments to below market pricing, and deferral of payments.

As of December 31, 2022 there were 29 loans with an aggregate outstanding balance of $4.7 million that have been restructured. This compares to 60 loans with amounts totaling $8.3 million that had been restructured as of December 31, 2021. The following table shows the activity in loans classified as TDRs between December 31, 2021 and December 31, 2022.

Balance in Thousands of Dollars	Number of Loans	Aggregate Balance
Total at December 31, 2021	60	$ 8,341
Added in 2022	1	38
Loans paid off in 2022	(32)	(3,404)
Repayments in 2022	—	(231)
Total at December 31, 2022	29	$ 4,744

As of December 31, 2022, 24 loans with an aggregate balance of $4.4 million were performing under the modified terms, no loans were more than 30 days past due and accruing, and five loans with an aggregate balance of $339,000 were on nonaccrual. As a percentage of aggregate outstanding balance, 92.9% were performing under the modified terms, 0.00% were more than 30 days past due and accruing and 7.1% were on nonaccrual.

The performance status of all TDRs as of December 31, 2022, as well as the associated specific reserve in the allowance for loan losses, is summarized by class of loan in the following table.

In thousands of dollars	Performing As Modified	30+ Days Past Due and Accruing	On Nonaccrual	All TDRs
Commercial				
Real estate	$ 1,044	$ —	$ —	$ 1,044
Construction	661	—	—	661
Other	183	—	178	361
Municipal	—	—	—	—
Residential				
Term	2,517	—	161	2,678
Construction	—	—	—	—
Home equity line of credit	—	—	—	—
Consumer	—	—	—	—
	$ 4,405	$ —	$ 339	$ 4,744
Percent of balance	92.9 %	— %	7.1 %	100.0 %
Number of loans	24	—	5	29
Associated specific reserve	$ 100	$ —	$ 81	$ 181

Residential TDRs as of December 31, 2022 included 20 loans with an aggregate balance of $2.7 million and the modifications granted fell into four major categories. Loans totaling $1.5 million had an extension of term, allowing the borrower to repay over an extended number of years and lowering the monthly payment to a level the borrower can afford. Loans totaling $1.0 million had interest capitalized, allowing the borrower to become current after unpaid interest was added to the balance of the loan and re-amortized over the remaining life of the loan. Short-term rate concessions were granted on loans totaling $205,000. Loans with an aggregate balance of $531,000 were involved in bankruptcy. Certain residential TDRs had more than one modification.

Commercial TDRs as of December 31, 2022 were comprised of nine loans with a balance of $2.1 million. Of this total, three loans with an aggregate balance of $943,000 had an extended period of interest-only payments, deferring the start of principal repayment. Two loans with an aggregate balance of $163,000 had a deferral of payment. The remaining four loans with an aggregate balance of $1.0 million had several different modifications.

In each case when a loan was modified, Management determined it was in the Bank's best interest to work with the borrower with modified terms rather than to proceed to foreclosure. Once a loan is classified as a TDR, however, it remains classified as such until the balance is fully repaid, despite whether the loan is performing under the modified terms. As of December 31, 2022, Management is aware of four loans classified as TDRs that are involved in bankruptcy proceedings with an aggregate outstanding balance of $550,000. There were also five loans with an outstanding balance of $339,000 that were classified as TDRs and on non-accrual status, of which no loans were in the process of foreclosure.

Impaired Loans

Impaired loans include TDRs and loans placed on non-accrual status when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. These loans are measured at the present value of expected future cash flows discounted at the loan's effective interest rate or at the fair value of the collateral less estimated selling costs if the loan is collateral dependent. If the measure of an impaired loan is lower than the recorded investment in the loan, a specific reserve is established for the difference. Impaired loans totaled $6.2 million at December 31, 2022, and have decreased $5.9 million from December 31, 2021. The number of impaired loans decreased by 48 loans from 107 to 59 during the same period. Impaired commercial loans decreased $653,000 from December 31, 2021 to December 31, 2022. The specific allowance for impaired commercial loans decreased from $439,000 at December 31, 2021 to $298,000 as of December 31, 2022, which represented the fair value deficiencies for those loans for which the net fair value of the collateral was estimated at less than our carrying amount of the loan. From December 31, 2021 to December 31, 2022, impaired residential loans decreased $5.1 million and impaired home equity lines of credit decreased $153,000.

The following table sets forth impaired loans as of December 31, 2022 and 2021:

		As of December 31,		
Dollars in thousands		**2022**		2021
Commercial				
Real estate	$	**1,236**	$	1,428
Construction		**685**		689
Other		**846**		1,303
Municipal		**—**		—
Residential				
Term		**3,089**		8,173
Construction		**—**		—
Home equity line of credit		**304**		457
Consumer		**—**		2
Total	$	**6,160**	$	12,052

Past Due Loans

The Bank's overall loan delinquency ratio was 0.08% at December 31, 2022, versus 0.26% at December 31, 2021. Loans 90 days delinquent and accruing increased from $32,000 at December 31, 2021 to $241,000 as of December 31, 2022. The year-end 2022 total is made up of four loans; we expect to collect all amounts due on each, including interest.

The following table sets forth loan delinquencies as of December 31, 2022 and 2021:

	As of December 31,			
Dollars in thousands	**2022**		2021	
Commercial				
Real estate	$	**193**	$	440
Construction		**—**		24
Other		**226**		157
Municipal		**—**		—
Residential				
Term		**452**		2,297
Construction		**—**		—
Home equity line of credit		**421**		1,035
Consumer		**167**		392
Total	$	**1,459**	$	4,345
Loans 30-89 days past due to total loans		**0.04 %**		0.13 %
Loans 90+ days past due and accruing to total loans		**0.01 %**		0.00 %
Loans 90+ days past due on non-accrual to total loans		**0.02 %**		0.13 %
Total past due loans to total loans		**0.08 %**		0.26 %

Potential Problem Loans and Loans in Process of Foreclosure

Potential problem loans consist of classified accruing commercial and commercial real estate loans that were between 30 and 89 days past due. Such loans are characterized by weaknesses in the financial condition of borrowers or collateral deficiencies. Based on historical experience, the credit quality of some of these loans may improve due to changes in collateral values or the financial condition of the borrowers, while the credit quality of other loans may deteriorate, resulting in some amount of loss. At December 31, 2022 and 2021, there were no potential problem loans.

As of December 31, 2022, there were three loans in the process of foreclosure with a total balance of $356,000. The Bank's residential foreclosure process begins when a loan becomes 75 days past due at which time a Demand/Breach Letter is sent to the borrower. If the loan becomes 120 days past due, copies of the promissory note and mortgage deed are forwarded to the Bank's attorney for review and a complaint for foreclosure is then prepared. An authorized Bank officer signs the affidavit certifying the validity of the documents and verification of the past due amount which is then forwarded to the court. Once a Motion for Summary Judgment is granted, a Period of Redemption ("POR") begins which gives the customer 90 days to cure the default. A foreclosure auction date is then set 30 days from the POR expiration date if the default is not cured.

The Bank's commercial foreclosure process begins when a loan becomes 60 days past due, at which time a default letter is issued. At expiration of the period to cure default, which lasts 12 days after the issuing of the default letter, copies of the promissory note and mortgage deed are forwarded to the Bank's attorney for review. A Notice of Statutory Power of Sale is then prepared. This notice must be published for three consecutive weeks in a newspaper located in the county in which the property is located. A notice also must be issued to the mortgagor and all parties of interest 21 days prior to the sale. The foreclosure auction occurs and the Affidavit of Sale is recorded within the appropriate county within 30 days of the sale.

The Bank's written policies and procedures for foreclosures, along with implementation of same, are subject to annual review by its internal audit provider. The scope of this review includes loans held in portfolio and loans serviced for others. There were no issues requiring management attention in the most recent review. Servicing for others includes loans sold to Freddie Mac, Fannie Mae, and the Federal Home Loan Bank of Boston through its MPF program. The Bank follows the published guidelines of each investor. Loans serviced for Freddie Mac and Fannie Mae have been sold without recourse, and the Bank has no liability for these loans in the event of foreclosure. A de minimis volume of loans has been sold to and serviced for MPF to date. The Bank retains a second loss layer credit enhancement obligation; no losses have been recorded on this credit enhancement obligation since the Bank started selling loans to MPF in 2013.

Other Real Estate Owned

Other real estate owned and repossessed assets ("OREO") are comprised of properties or other assets acquired through a foreclosure proceeding, or acceptance of a deed or title in lieu of foreclosure. Real estate acquired through foreclosure is carried at the lower of cost or fair value less estimated cost to sell. At December 31, 2022 and 2021, there were no OREO properties owned and no allowance for OREO losses.

Funding, Liquidity and Capital Resources

Liquidity is the ability of a financial institution to meet maturing liability obligations and customer loan demand. The Bank's lead source of liquidity is deposits, including brokered deposits, which funded 85.6% of total average assets in 2022. Other sources of funding include discretionary use of purchased liabilities (e.g., FHLB term or overnight advances, and other borrowings), cash flows from the securities portfolio and loan repayments. Securities designated as available for sale may also be sold in response to short-term or long-term liquidity needs, although Management has no intention to do so at this time. While the generally preferred funding strategy is to attract and retain low cost deposits, our ability to do so is affected by competitive interest rates and terms in the marketplace.

The Bank has a detailed liquidity funding policy and a contingency funding plan that provide for prompt and comprehensive responses to unexpected demands for liquidity. Management has developed quantitative models to estimate needs for contingent funding that could result from unexpected outflows of funds in excess of "business as usual" cash flows. In Management's estimation, risks are concentrated amongst several major categories: runoff of in-market deposit balances, an inability to renew wholesale sources of funding, and materially increased utilization of available credit lines by borrowers. Of these, potential runoff of deposit balances would have the most significant impact on contingent liquidity. Our modeling attempts to quantify deposits at risk over selected time horizons. In addition to these outflow risks, several other "business as usual" factors enter into the calculation of the adequacy of contingent liquidity, including payment proceeds from loans and investment securities, maturing debt obligations and maturing time deposits. Stress testing analysis of liquidity resources under various scenarios is conducted no less than quarterly and results are reported to the Bank's Asset/Liability Committee ("ALCO"). Borrowings supplement deposits as a source of liquidity; our borrowings typically consist of customer repurchase agreements and FHLB advances   The Bank tests its borrowing capacity with the Federal Reserve Bank of Boston, the FHLB and Fed Funds lines no less than annually.

The Company defines its primary sources of contingent liquidity as cash & equivalents, unencumbered US Government or Agency bond collateral, available capacity at FHLB, and available authorized brokered deposit issuance capacity. As of December 31, 2022, the Bank had primary sources of contingent liquidity of $853.0 million or 31.5% of its total assets. It is Management's opinion that this is an appropriate level. In addition, the Bank has $158.0 million in borrowing capacity under the Federal Reserve Bank of Boston's Borrower in Custody program, $76.0 million in credit lines with correspondent banks, and $187.0 million in other unencumbered securities available as collateral for borrowing. These bring the Bank's total sources of liquidity to $1.274 billion or 47.0% of its total assets. The ALCO establishes guidelines for liquidity in its Asset/Liability policy and monitors internal liquidity measures to manage liquidity exposure. Based on its assessment of the liquidity considerations described above, Management believes the Bank's and the Company's sources of funding will meet anticipated funding needs.

The Company is dependent upon the payment of cash dividends by the Bank to service its commitments. As the sole shareholder of the Bank, the Company is entitled to such dividends when and as declared by the Bank's Board of Directors from legally available funds. For the years ended December 31, 2022, 2021, and 2020 the Bank declared dividends to the Company of $14.0 million, $13.4 million, and $13.3 million, respectively. The Bank's regulator, the OCC, may limit the amount of dividends declared and paid in a calendar year based upon certain factors. Further discussion may be found in Item 1A Risk Factors and in Note 18 of the financial statements.

Deposits

During 2022, total deposits increased by $255.6 million, ending the year at $2.379 billion compared to $2.123 billion at December 31, 2021. Low-cost deposits (demand, NOW, and savings accounts) decreased by $31.6 million or 2.3% during the year, money market deposits decreased $14.3 million or 6.9%, and certificates of deposit increased $301.5 million or 53.2%. After increasing throughout 2020 and 2021, largely the result of COVID-19 economic stimulus dollars, low-cost deposits began to level off and fell modestly by year-end 2022. To replace these funds and to support earning asset growth, certificates of deposit were utilized in the form of local market specials and issuances in the wholesale markets. Estimated uninsured deposits totaled $173.5 million and $228.4 million at December 31, 2022 and 2021, respectively.

Average deposits increased $287.1 million in 2022, as shown in the following table, which sets forth the average daily balance for the Bank's principal deposit categories for each period:

		Years ended December 31,		% change
Dollars in thousands		**2022**	2021	2022 vs 2021
Demand deposits	$	**337,121** $	307,508	9.63 %
NOW accounts		**635,172**	572,091	11.03 %
Money market accounts		**204,279**	182,000	12.24 %
Savings		**373,604**	335,677	11.30 %
Certificates of deposit		**695,311**	561,080	23.92 %
Total deposits	$	**2,245,487** $	1,958,356	14.66 %

The average cost of deposits (including non-interest-bearing accounts) was 0.68% for the year ended December 31, 2022, compared to 0.37% for the year ended December 31, 2021. The following table sets forth the average cost of each category of interest-bearing deposits for the periods indicated.

	Years ended December 31,	
	2022	2021
NOW	**0.53 %**	0.33 %
Money market	**0.86 %**	0.24 %
Savings	**0.11 %**	0.07 %
Certificates of deposit	**1.41 %**	0.85 %
Total interest-bearing deposits	**0.80 %**	0.44 %

Of all certificates of deposit, $541.2 million or 62.37% will mature by December 31, 2023. As of December 31, 2022 and 2021, the Bank held a total of $118.3 million and $55.4 million in certificate of deposit accounts with balances in excess of $250,000, respectively. The following table summarizes the time remaining to maturity for these certificates of deposit.

		As of December 31,		
Dollars in thousands		**2022**		2021
Within 3 Months	$	**13,144** $		10,311
3 Months through 6 months		**14,556**		14,313
6 months through 12 months		**14,836**		6,304
Over 12 months		**75,728**		24,498
Total	$	**118,264** $		55,426

Borrowed Funds

Borrowed funds consists of advances from the FHLB, advances from the FRB Discount Window, and securities repurchase agreements with customers. Advances from the FHLB are secured with pledged collateral consisting of FHLB stock, funds on deposit with FHLB, U.S. Agency notes, mortgage-backed securities, and qualifying first mortgage loans. FRB Discount Window advances are similarly secured with collateral consisting of FRB stock, funds on deposit at FRB, and qualifying commercial, home equity and construction loans. As of December 31, 2022, advances from FHLB totaled $39.1 million, with a weighted average interest rate of 4.25% per annum and remaining maturities ranging from 1 day to 1.5 years. This compares to advances from FHLB totaling $55.1 million, with a weighted average interest rate of 1.38% per annum and remaining maturities ranging from 2.5 to 4 years, as of December 31, 2021. Our FHLB advances are predominantly short term and the year-to-year change in the average interest rate is a function of market conditions.

The Bank offers securities repurchase agreements to municipal and corporate customers as an alternative to deposits. The balance of these agreements as of December 31, 2022 was $64.4 million, compared to $81.3 million on December 31, 2021. The weighted average interest rates payable under these agreements were 1.04% per annum as of December 31, 2022, compared to 0.47% per annum as of December 31, 2021.

The maximum amount of borrowed funds outstanding at any month-end during each of the last two years was $152.6 million at the end of May in 2022 and $238.5 million at the end of August in 2021. The average amount outstanding during

2022 was $124.9 million with a weighted average interest rate of 1.21% per annum. This compares to an average outstanding amount of $228.8 million with a weighted average interest rate of 1.51% per annum in 2021.

Capital Resources

Shareholders' equity as of December 31, 2022 was $228.9 million, compared to $245.7 million as of December 31, 2021.

During 2022, the Company declared cash dividends of $0.32 per share in the first quarter and $0.34 per share in the remaining three quarters, or $1.34 per share for the year. The dividend payout ratio, which is calculated by dividing dividends declared per share by diluted earnings per share, was 37.64% for the year ended December 31, 2022 compared to 38.14% for the year ended December 31, 2021. In determining future dividend payout levels, the Board of Directors carefully analyzes capital requirements and earnings retention, as set forth in the Company's Dividend Policy. The ability of the Company to pay cash dividends to its shareholders depends on receipt of dividends from its subsidiary, the Bank. The subsidiary may pay dividends to its parent out of so much of its net profits as the Bank's directors deem appropriate, subject to the limitation that the total of all dividends declared by the Bank in any calendar year may not exceed the total of its net profits of that year combined with its retained net profits of the preceding two years. The amount available for dividends in 2023 is this year's net income plus $49.6 million.

In 2022, 55,061 shares were issued via employee stock programs, the dividend reinvestment plan, and restricted stock grants. The Company received consideration totaling $796,000. The following table summarizes the Company's 2022 stock issuances.

Dividend reinvestment plan	11,326
Employee stock program	14,990
Restricted stock grants	28,745
Total	55,061

Financial institution regulators have established guidelines for minimum capital ratios for banks and bank holding companies. The net unrealized gain or loss on available for sale securities is generally not included in computing regulatory capital. During the first quarter of 2015, the Company adopted the new Basel III regulatory capital framework as approved by the federal banking agencies. In order to avoid limitations on capital distributions, including dividend payments, the Company must hold a capital conservation buffer of 2.5% above the adequately capitalized risk-based capital ratios.

Capital at December 31, 2022 was sufficient to meet the requirements of regulatory authorities. Leverage capital of the Company, or total shareholders' equity divided by average total assets for the current quarter less goodwill and any net unrealized gain or loss on securities available for sale and postretirement benefits, stood at 9.01% on December 31, 2022 and 8.63% at December 31, 2021. To be rated "well-capitalized", regulatory requirements call for a minimum leverage capital ratio of 5.00%. Given its capital structure, regulatory Tier 1 capital and Common Equity Tier 1 (CET1) are equal. At December 31, 2022, the Company had CET1 and tier-one risk-based capital ratios of 12.70%, and a tier-two, or total, risk-based capital ratio of 13.58%, versus 13.31% and 14.27%, respectively, at December 31, 2021. To be rated "well-capitalized", regulatory requirements call for a minimum leverage capital ratio of 5.00%, and minimum CET1, tier-one and tier-two risk-based capital ratios of 6.50%, 8.00% and 10.00%, respectively. The Company's actual levels of capitalization were comfortably above the standards to be rated "well-capitalized" by regulatory authorities.

The Company met each of the well-capitalized ratio guidelines at December 31, 2022. The following tables indicate the capital ratios for the Bank and the Company at December 31, 2022 and December 31, 2021.

As of December 31, 2022	Leverage		Common Equity Tier 1		Tier 1		Total Risk-Based	
Bank	8.81	%	12.64	%	12.64	%	13.52	%
Company	9.01	%	12.70	%	12.70	%	13.58	%
Adequately capitalized ratio	4.00	%	4.50	%	6.00	%	8.00	%
Adequately capitalized ratio plus capital conservation buffer	n/a	%	7.00	%	8.50	%	10.50	%
Well capitalized ratio (Bank only)	5.00	%	6.50	%	8.00	%	10.00	%

As of December 31, 2021	Leverage	Common Equity Tier 1	Tier 1	Total Risk-Based
Bank	8.56 %	13.21 %	13.21 %	14.17 %
Company	8.63 %	13.31 %	13.31 %	14.27 %
Adequately capitalized ratio	4.00 %	4.50 %	6.00 %	8.00 %
Adequately capitalized ratio plus capital conservation buffer	n/a %	7.00 %	8.50 %	10.50 %
Well capitalized ratio (Bank only)	5.00 %	6.50 %	8.00 %	10.00 %

Except as identified in Item 1A, "Risk Factors", Management knows of no present trends, events or uncertainties that will have, or are reasonably likely to have, a material effect on the Company's capital resources, liquidity, or results of operations.

Contractual Obligations

The following table sets forth the contractual obligations of the Company as of December 31, 2022:

Dollars in thousands	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	$ 863	$ 113	$ 200	$ 119	431
Total	$ 863	$ 113	$ 200	$ 119	$ 431

Capital Purchases

In 2022, the Company made capital purchases totaling $1.1 million for real estate improvements for branch or operations premises and equipment related to technology. This cost will be amortized over an average of seven years, adding approximately $150,000 to pre-tax operating costs per year.

Goodwill

On December 11, 2020, the Bank completed the purchase of a branch at 1B Belmont Avenue in Belfast, Maine, from Bangor Savings Bank ("Bangor Savings"). The branch is one of six branches Bangor Savings acquired from Damariscotta Bank & Trust Company ("DB&T"), and this branch was divested by Bangor Savings to resolve competitive concerns in that market raised by the U.S. Department of Justice's Antitrust Division. The transaction value was approximately $25.2 million consisting of loans, the building, equipment, core deposit intangible and goodwill. Goodwill totaled $841,000; this amount is not amortizable under GAAP but is amortizable for tax purposes.

On October 26, 2012, the Bank completed the purchase of a branch at 63 Union Street in Rockland, Maine, from Camden National Bank that was formerly operated by Bank of America. As part of the transaction, the Bank acquired approximately $32.3 million in deposits as well as a small volume of loans. The excess of the purchase price over the fair value of the assets acquired, liabilities assumed, and the amount allocated for core deposit intangible totaled $2.1 million and was recorded as goodwill. The goodwill is not amortizable under GAAP but is amortizable for tax purposes.

On January 14, 2005, the Company acquired FNB Bankshares ("FNB") of Bar Harbor, Maine, and its subsidiary, The First National Bank of Bar Harbor. The total value of the transaction was $48.0 million, and all of the voting equity interest of FNB was acquired in the transaction. The transaction was accounted for as a purchase and the excess of purchase price over the fair value of net identifiable assets acquired equaled $27.6 million and was recorded as goodwill, none of which was deductible for tax purposes. The portion of the purchase price related to the core deposit intangible was amortized over its expected economic life.

Goodwill is evaluated annually for possible impairment under the provisions of FASB ASC Topic 350, "Intangibles – Goodwill and Other". As of December 31, 2022, in accordance with Topic 350, the Company completed its annual review of goodwill and determined there has been no impairment. The Bank also carries $125,000 in goodwill for a de minimis transaction in 2001.

Effect of Future Interest Rates on Post-retirement Benefit Liabilities

In evaluating the Company's post-retirement benefit liabilities, Management believes changes in discount rates which have occurred pursuant to Federal legislation will not have a significant impact on the Company's future operating results or financial condition.

Climate Change

The Company is mindful of the potential risk of climate change on its operations as well as on its customers, vendors and other stakeholders. The Item 1A Risk Factors section of this 10-K highlights the general nature of climate change related risks. We expect these risks to increase over time, and expect that there may be a material financial impact, the extent of which cannot be reasonably estimated at this time. Increased regulation related to measurement and reporting of climate change risk may increase our operating costs, though we are unable to estimate the added cost at this time. We consider the potential impact that our own expenditures may have on climate change. When making expenditures to upgrade and maintain our facilities, we may consider energy efficiency as one of many factors in our purchasing decisions. Similarly, we recognize our clients may make climate change in their own purchasing decisions. We currently lend to clients working on climate change issues and our wealth management division works with clients who seek to direct their investments to be compatible with ESG investing objectives. We continue to monitor the impact that climate change may have on our clients' demands and the ability of our product offerings to meet those demands.

ITEM 7A. Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates, and the Company's market risk is composed primarily of interest rate risk. The ALCO is responsible for reviewing the interest rate sensitivity position of the Company and establishing policies to monitor and limit exposure to interest rate risk. All guidelines and policies established by the ALCO have been approved by the Board of Directors.

Asset/Liability Management

The primary goal of asset/liability management is to maximize net interest income within the interest rate risk limits set by the ALCO. Interest rate risk is monitored through the use of two complementary measures: static gap analysis and earnings simulation modeling. While each measurement has limitations, taken together they present a reasonably comprehensive view of the magnitude of interest rate risk in the Company, the level of risk through time, and the amount of exposure to changes in certain interest rate relationships.

Static gap analysis measures the amount of repricing risk embedded in the balance sheet at a point in time. It does so by comparing the differences in the repricing characteristics of assets and liabilities. A gap is defined as the difference between the principal amount of assets and liabilities which reprice within a specified time period. The cumulative one-year gap, at December 31, 2022, was (5.60)% of total assets, compared to 7.09% of total assets at December 31, 2021. The ALCO's policy limit for the one-year gap is plus or minus 20% of total assets. Core deposits with non-contractual maturities are presented based upon historical patterns of balance attrition, which are reviewed at least annually.

The gap repricing distributions include principal cash flows from residential mortgage loans and mortgage-backed securities in the time frames in which they are expected to be received. Mortgage prepayments are estimated by applying industry median projections of prepayment speeds to portfolio segments based on coupon range and loan age.

The Company's summarized static gap, as of December 31, 2022, is presented in the following table:

Dollars in thousands	0-90 Days	90-365 Days	1-5 Years	5+ Years
Investment securities at amortized cost (HTM) and fair value (AFS)	$ 37,496	$ 31,117	$ 149,464	$ 460,328
Restricted equity securities, at cost	2,846	—	—	1,037
Loans	463,546	204,376	924,702	322,324
Other interest-earning assets	—	26,019	—	—
Non-rate-sensitive assets	12,876	—	—	103,047
Total assets	516,764	261,512	1,074,166	886,736
Interest-bearing deposits	497,194	395,473	329,355	903,577
Borrowed funds	38,990	—	83	—
Non-rate-sensitive liabilities and equity	—	—	—	574,506
Total liabilities and equity	536,184	395,473	329,438	1,478,083
Period gap	$ (19,420)	$(133,961)	$ 744,728	$ (591,347)
Percent of total assets	(0.71) %	(4.89) %	27.19 %	(21.59) %
Cumulative gap (current)	$ (19,420)	$(153,381)	$ 591,347	$ —
Percent of total assets	(0.71) %	(5.60) %	21.59 %	— %

The earnings simulation model forecasts capture the impact of changing interest rates on one-year and two-year net interest income. The modeling process calculates changes in interest income received and interest expense paid on all interest-earning assets and interest-bearing liabilities reflected on the Company's balance sheet. None of the assets used in the simulation are held for trading purposes. The modeling is done for a variety of scenarios that incorporate changes in the absolute level of interest rates as well as basis risk, as represented by changes in the shape of the yield curve and changes in interest rate relationships. Management evaluates the effects on income of alternative interest rate scenarios against earnings in a stable interest rate environment. This analysis is also most useful in determining the short-run earnings exposures to changes in customer behavior involving loan payments and deposit additions and withdrawals.

The Company's most recent simulation model calculates projected impact on net interest income in scenarios where short term interest rates gradually decrease by two percentage points, gradually decreases by one percentage point, and where short-term rates gradually increase by two percentage points. The Company does not model for negative interest rates; accordingly a two percentage point decrease scenario was not calculated as of December 31, 2021. The Company's modeling as of December 31, 2022 projects net interest income would be unchanged from stable-rate net interest income if short-term rates affected by Federal Open Market Committee actions fall gradually by two percentage points over the next year, and would increase by approximately 0.2% if rates fall gradually by one percentage point over the next year; net interest income would decrease by approximately 3.8% if rates rise gradually by two percentage points over the next year. Each scenario is well within the ALCO's policy limit of a decrease in net interest income of no more than 10.0% given a 2.0% move in interest rates, up or down. Management believes this reflects a reasonable interest rate risk position. In year two, and assuming no additional movement in rates, the model forecasts that net interest income would be higher than that earned in the first year of a stable rate environment by 5.7% in the two percentage point falling-rate scenario, and higher by 6.8% in the one percentage point falling rate scenario; net interest income would be lower than that earned in a stable rate environment by 3.4% in a two percentage point rising rate scenario, when compared to the year-one base scenario. Each year two scenario is well within the ALCO's policy limit of a decrease of no more than 20% given a 2.0% move in interest rates, up or down. A summary of the Bank's interest rate risk simulation modeling, as of December 31, 2022 and 2021 is presented in the following table:

Changes in Net Interest Income	**2022**	2021
Year 1		
Projected changes if rates decrease by 1.0%	**0.2%**	(1.5)%
Projected changes if rates decrease by 2.0%	**0.0%**	n/a
Projected change if rates increase by 2.0%	**(3.8)%**	(2.8)%
Year 2		
Projected changes if rates decrease by 1.0%	**6.8%**	(7.3)%
Projected changes if rates decrease by 2.0%	**5.7%**	n/a
Projected change if rates increase by 2.0%	**(3.4)%**	(3.6)%

This dynamic simulation model includes assumptions about how the balance sheet is likely to evolve through time and in different interest rate environments. Loans and deposits are projected to maintain stable balances. All maturities, calls and prepayments in the securities portfolio are assumed to be reinvested in similar assets. Mortgage loan prepayment assumptions are developed from industry median estimates of prepayment speeds and amounts for portfolios with similar coupon ranges and seasoning. Non-contractual deposit volatility and pricing are assumed to follow historical patterns. The sensitivities of key assumptions are analyzed annually and reviewed by the ALCO.

This sensitivity analysis does not represent a Company forecast and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions including, among others, the nature and timing of interest rate levels, yield curve shape, prepayments on loans and securities, pricing decisions on loans and deposits, and reinvestment/ replacement of asset and liability cash flows. While assumptions are developed based upon current economic and local market conditions, the Company cannot make any assurances as to the predictive ability of these assumptions, including how customer preferences or competitor influences might change.

Interest Rate Risk Management

A variety of financial instruments can be used to manage interest rate sensitivity. These may include investment securities, interest rate swaps, and interest rate caps and floors. Frequently called interest rate derivatives, interest rate swaps, caps and floors have characteristics similar to securities but possess the advantages of customization of the risk-reward profile of the instrument, minimization of balance sheet leverage and improvement of liquidity. As of December 31, 2022, the Company had three interest rate swaps with a total notional value of $30 million designed for interest rate risk management.

The Company engages an independent consultant to periodically review its interest rate risk position, as well as the effectiveness of simulation modeling and reasonableness of assumptions used. As of December 31, 2022, there were no significant differences between the views of the independent consultant and Management regarding the Company's interest rate risk exposure. Management expects interest rates will increase in the next year and believes that the current level of interest rate risk is acceptable.

ITEM 8. Financial Statements and Supplementary Data
Consolidated Balance Sheets
The First Bancorp, Inc. and Subsidiary

As of December 31,	2022	2021
Assets		
Cash and cash equivalents	$ 22,728,000	$ 20,634,000
Interest-bearing deposits in other banks	3,693,000	66,678,000
Securities available for sale	284,509,000	320,566,000
Securities to be held to maturity (fair value of $339,011,000 at December 31, 2022, and $375,327,000 at December 31, 2021)	393,896,000	370,040,000
Restricted equity securities, at cost	3,883,000	5,365,000
Loans held for sale	275,000	835,000
Loans	1,914,674,000	1,647,649,000
Less allowance for loan losses	16,723,000	15,521,000
Net loans	1,897,951,000	1,632,128,000
Accrued interest receivable	9,829,000	7,544,000
Premises and equipment, net	28,277,000	28,949,000
Goodwill	30,646,000	30,646,000
Other assets	63,491,000	43,714,000
Total assets	**$ 2,739,178,000**	**$ 2,527,099,000**
Liabilities		
Demand deposits	$ 318,626,000	$ 334,945,000
NOW deposits	630,416,000	655,061,000
Money market deposits	192,632,000	206,901,000
Savings deposits	369,532,000	360,185,000
Certificates of deposit	867,671,000	566,205,000
Total deposits	2,378,877,000	2,123,297,000
Borrowed funds – short term	103,399,000	81,252,000
Borrowed funds – long term	84,000	55,090,000
Other liabilities	27,895,000	21,803,000
Total liabilities	**2,510,255,000**	**2,281,442,000**
Commitments and contingent liabilities		
Shareholders' equity		
Common stock, one cent par value per share	110,000	110,000
Additional paid-in capital	68,435,000	66,830,000
Retained earnings	204,343,000	180,417,000
Accumulated other comprehensive income (loss)		
Net unrealized loss on securities available for sale	(44,718,000)	(1,718,000)
Net unrealized loss on securities transferred from available for sale to held to maturity	(64,000)	(87,000)
Net unrealized gain on cash flow hedging derivative instruments	544,000	—
Net unrealized gain on postretirement costs	273,000	105,000
Total shareholders' equity	**228,923,000**	**245,657,000**
Total liabilities and shareholders' equity	**$ 2,739,178,000**	**$ 2,527,099,000**
Common stock		
Number of shares authorized	18,000,000	18,000,000
Number of shares issued and outstanding	11,045,186	10,998,765
Book value per common share	$ 20.73	$ 22.33
Tangible book value per common share	$ 17.93	$ 19.52

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Income and Comprehensive Income (Loss)

The First Bancorp, Inc. and Subsidiary

Years ended December 31,	2022	2021	2020
Interest and dividend income			
Interest and fees on loans (includes tax-exempt income of $1,181,000 in 2022, $1,102,000 in 2021, and $1,170,000 in 2020)	$ 75,805,000	$ 62,195,000	$ 59,059,000
Interest on deposits with other banks	315,000	72,000	96,000
Interest and dividends on investments (includes tax-exempt income of $7,571,000 in 2022, $7,644,000 in 2021, and $7,617,000 in 2020)	16,915,000	14,814,000	17,964,000
Total interest and dividend income	93,035,000	77,081,000	77,119,000
Interest expense			
Interest on deposits	15,359,000	7,314,000	14,139,000
Interest on borrowed funds	1,510,000	3,464,000	3,147,000
Total interest expense	16,869,000	10,778,000	17,286,000
Net interest income	76,166,000	66,303,000	59,833,000
Provision (credit) for loan losses	1,750,000	(375,000)	6,050,000
Net interest income after provision (credit) for loan losses	74,416,000	66,678,000	53,783,000
Non-interest income			
Fiduciary and investment management income	4,600,000	4,529,000	3,660,000
Service charges on deposit accounts	1,825,000	1,568,000	1,648,000
Net securities gains	7,000	23,000	1,155,000
Mortgage origination and servicing income	1,424,000	5,236,000	5,085,000
Debit card income	6,348,000	5,208,000	4,139,000
Other operating income	2,670,000	2,819,000	2,432,000
Total non-interest income	16,874,000	19,383,000	18,119,000
Non-interest expense			
Salaries and employee benefits	23,316,000	21,152,000	20,388,000
Occupancy expense	3,052,000	2,841,000	2,762,000
Furniture and equipment expense	5,058,000	4,788,000	4,799,000
FDIC insurance premiums	1,068,000	824,000	738,000
Acquisition-related costs	—	—	310,000
Amortization of identified intangibles	69,000	69,000	43,000
Other operating expense	11,341,000	12,474,000	10,612,000
Total non-interest expense	43,904,000	42,148,000	39,652,000
Income before income taxes	47,386,000	43,913,000	32,250,000
Applicable tax expense	8,396,000	7,644,000	5,121,000
Net income	$ 38,990,000	$ 36,269,000	$ 27,129,000
Basic earnings per common share	$ 3.56	$ 3.33	$ 2.50
Diluted earnings per common share	3.53	3.30	2.48
Other comprehensive income (loss), net of tax			
Net unrealized gain (loss) on securities available for sale	(43,000,000)	(6,727,000)	1,352,000
Net unrealized gain on securities transferred from available for sale to held to maturity, net of amortization	23,000	46,000	49,000
Net gain (loss) on cash flow hedging derivative instruments	544,000	4,932,000	(5,029,000)
Net unrecognized gain on postretirement benefits	168,000	77,000	4,000
Other comprehensive loss	(42,265,000)	(1,672,000)	(3,624,000)
Comprehensive income (loss)	$ (3,275,000)	$ 34,597,000	$ 23,505,000

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Changes in Shareholders' Equity

The First Bancorp, Inc. and Subsidiary

	Common stock and additional paid-in capital		Retained earnings	Accumulated other comprehensive income (loss)	Total shareholders' equity
	Shares	Amount			
Balance at December 31, 2019	**10,899,210**	**$64,073,000**	**$144,839,000**	**$ 3,596,000**	**$212,508,000**
Net income	—	—	27,129,000	—	27,129,000
Net unrealized gain on securities available for sale, net of tax	—	—	—	1,352,000	1,352,000
Net unrealized loss on cash flow hedging derivative instruments, net of tax	—	—	—	(5,029,000)	(5,029,000)
Net unrealized gain on securities transferred from available for sale to held to maturity, net of tax	—	—	—	49,000	49,000
Unrecognized gain for post-retirement benefits, net of tax	—	—	—	4,000	4,000
Comprehensive income (loss)	—	—	27,129,000	(3,624,000)	23,505,000
Cash dividends declared ($1.23 per share)	—	—	(13,453,000)	—	(13,453,000)
Equity compensation expense	—	652,000	—	—	652,000
Payment for repurchase of common stock	(5,447)	—	(156,000)	—	(156,000)
Issuance of restricted stock	27,345	—	—	—	—
Proceeds from sale of common stock	29,181	670,000	—	—	670,000
Balance at December 31, 2020	**10,950,289**	**$65,395,000**	**$158,359,000**	**$ (28,000)**	**$223,726,000**
Net income	—	—	36,269,000	—	36,269,000
Net unrealized loss on securities available for sale, net of tax	—	—	—	(6,727,000)	(6,727,000)
Net unrealized gain on cash flow hedging derivative instruments, net of tax	—	—	—	4,932,000	4,932,000
Net unrealized gain on securities transferred from available for sale to held to maturity, net of tax	—	—	—	46,000	46,000
Unrecognized gain for post-retirement benefits, net of tax	—	—	—	77,000	77,000
Comprehensive income (loss)	—	—	36,269,000	(1,672,000)	34,597,000
Cash dividends declared ($1.27 per share)	—	—	(13,958,000)	—	(13,958,000)
Equity compensation expense	—	856,000	—	—	856,000
Payment for repurchase of common stock	(9,752)	—	(253,000)	—	(253,000)
Issuance of restricted stock, net of forfeitures	34,189	—	—	—	—
Proceeds from sale of common stock	24,039	689,000	—	—	689,000
Balance at December 31, 2021	**10,998,765**	**$66,940,000**	**$180,417,000**	**$ (1,700,000)**	**$245,657,000**

	Common stock and additional paid-in capital		Retained earnings	Accumulated other comprehensive income (loss)	Total shareholders' equity
	Shares	Amount			
Balance at December 31, 2021	**10,998,765**	**$66,940,000**	**$180,417,000**	**$ (1,700,000)**	**$245,657,000**
Net income	—	—	38,990,000	—	38,990,000
Net unrealized loss on securities available for sale, net of tax	—	—	—	(43,000,000)	(43,000,000)
Net unrealized gain on cash flow hedging derivative instruments, net of tax	—	—	—	544,000	544,000
Net unrealized gain on securities transferred from available for sale to held to maturity, net of tax	—	—	—	23,000	23,000
Unrecognized gain for post-retirement benefits, net of tax	—	—	—	168,000	168,000
Comprehensive income (loss)	—	—	38,990,000	(42,265,000)	(3,275,000)
Cash dividends declared ($1.34 per share)	—	—	(14,787,000)	—	(14,787,000)
Equity compensation expense	—	809,000	—	—	809,000
Payment for repurchase of common stock	(8,640)	—	(277,000)	—	(277,000)
Issuance of restricted stock	28,745	—	—	—	—
Proceeds from sale of common stock	26,316	796,000	—	—	796,000
Balance at December 31, 2022	**11,045,186**	**$68,545,000**	**$204,343,000**	**$ (43,965,000)**	**$228,923,000**

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Cash Flows

The First Bancorp, Inc. and Subsidiary

For the years ended December 31,	2022	2021	2020
Cash flows from operating activities			
Net income	$ 38,990,000	$ 36,269,000	$ 27,129,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	1,984,000	2,039,000	2,221,000
Change in deferred taxes	(127,000)	999,000	(262,000)
Provision (credit) for loan losses	1,750,000	(375,000)	6,050,000
Loans originated for resale	(21,554,000)	(106,393,000)	(128,375,000)
Proceeds from sales and transfers of loans	22,520,000	114,491,000	125,982,000
Net gain on sales of loans	(406,000)	(3,078,000)	(3,308,000)
Net gain on sale or call of securities	(7,000)	(23,000)	(1,155,000)
Net amortization of investment premiums	914,000	2,351,000	1,944,000
Net (gain) loss on sale of other real estate owned	1,000	(91,000)	(170,000)
Provision for losses on other real estate owned	—	—	45,000
Equity compensation expense	809,000	856,000	652,000
Net (increase) decrease in other assets and accrued interest	(21,443,000)	18,604,000	(17,737,000)
Net increase (decrease) in other liabilities	17,423,000	(9,332,000)	9,347,000
Net gain on disposal of premises and equipment	(15,000)	(2,000)	(19,000)
Amortization of investments in limited partnerships	305,000	309,000	311,000
Net acquisition amortization	69,000	69,000	43,000
Net cash provided by operating activities	41,213,000	56,693,000	22,698,000
Cash flows from investing activities			
(Increase) decrease in interest-bearing deposits in other banks	62,985,000	(10,527,000)	(44,841,000)
Proceeds from sales of securities available for sale	1,301,000	19,240,000	103,579,000
Proceeds from maturities, payments, calls of securities available for sale	42,005,000	104,424,000	141,598,000
Proceeds from maturities, payments, calls and sales of securities held to maturity	16,544,000	80,217,000	81,809,000
Proceeds from sales of other real estate owned	50,000	999,000	542,000
Purchases of securities available for sale	(62,336,000)	(141,222,000)	(197,207,000)
Cash paid for limited partnerships	—	—	(717,000)
Purchases of securities to be held to maturity	(40,621,000)	(85,061,000)	(165,658,000)
Purchase of restricted equity securities	—	—	(1,563,000)
Redemption of restricted equity securities	1,482,000	5,180,000	—
Net increase in loans	(267,624,000)	(171,245,000)	(159,080,000)
Capital expenditures	(1,404,000)	(3,757,000)	(2,540,000)
Proceeds from sale of premises and equipment	38,000	3,000	67,000
Cash paid, net of cash acquired, in branch acquisition	—	—	(6,060,000)
Net cash used in investing activities	(247,580,000)	(201,749,000)	(250,071,000)
Cash flows from financing activities			
Net increase (decrease) in demand, savings, and money market accounts	(45,886,000)	318,066,000	262,035,000
Net increase (decrease) in certificates of deposit	301,466,000	(39,380,000)	(87,151,000)
Advances on long-term borrowings	—	—	55,000,000
Repayment on long-term borrowings	(55,007,000)	(7,000)	(10,007,000)
Net increase (decrease) in short-term borrowings	22,148,000	(125,689,000)	32,090,000
Payment to repurchase common stock	(277,000)	(253,000)	(156,000)
Proceeds from sale of common stock	796,000	689,000	670,000
Dividends paid	(14,779,000)	(13,948,000)	(13,329,000)
Net cash provided by financing activities	208,461,000	139,478,000	239,152,000

Net increase (decrease) in cash and cash equivalents		**2,094,000**		(5,578,000)		11,779,000
Cash and cash equivalents at beginning of year		**20,634,000**		26,212,000		14,433,000
Cash and cash equivalents at end of year	$	**22,728,000**	$	20,634,000	$	26,212,000
Interest paid	$	**16,068,000**	$	11,141,000	$	17,560,000
Income taxes paid		**8,010,000**		6,548,000		5,049,000
Non-cash transactions:						
Net transfer from loans to other real estate owned	$	**—**	$	—	$	1,046,000
Change in net unrealized gain (loss) on available for sale securities, net of tax		**(43,000,000)**		(6,727,000)		1,352,000
Fair value of assets acquired		**—**		—		(25,328,000)
Less liabilities assumed		**—**		—		19,268,000
Right of use lease asset		**—**		—		511,000
Operating lease liability		**—**		—		(511,000)

The accompanying notes are an integral part of these consolidated financial statements

Notes to Consolidated Financial Statements

Nature of Operations

The First Bancorp, Inc. (the "Company") through its wholly-owned subsidiary, First National Bank (the "Bank"), provides a full range of banking services to individual and corporate customers from eighteen offices in coastal and eastern Maine. First National Wealth Management, a division of the Bank, provides investment management, private banking and financial planning services. On January 28, 2016, the Board of Directors voted to change the Bank's name to First National Bank from The First, N.A.

Note 1. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the Bank. All intercompany accounts and transactions have been eliminated in consolidation.

Subsequent Events

Events occurring subsequent to December 31, 2022 have been evaluated as to their potential impact on the financial statements.

Use of Estimates in Preparation of Financial Statements

In preparing the financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"), Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses, the valuations of mortgage servicing rights, derivative financial instruments the securities portfolio and other-than-temporary impairment of securities, and goodwill.

Investment Securities

Investment securities are classified as available for sale or held to maturity when purchased. There are no trading account securities. Securities available for sale consist primarily of debt securities which Management intends to hold for indefinite periods of time. They may be used as part of the Bank's funds management strategy, and may be sold in response to changes in interest rates or prepayment risk, changes in liquidity needs, or for other reasons. They are accounted for at fair value, with unrealized gains or losses adjusted through shareholders' equity, net of related income taxes. The cost basis is adjusted for the amortization of premiums and accretion of discounts, computed using the effective interest method over the securities' contractual lives. Securities to be held to maturity consist primarily of debt securities which Management has acquired solely for long-term investment purposes, rather than for purposes of trading or future sale. For securities to be held to maturity, Management has the intent and the Bank has the ability to hold such securities until their respective maturity dates. Such securities are carried at cost adjusted for the amortization of premiums and accretion of discounts, computed using the effective interest method over the securities' contractual lives. Effective January 1, 2022 securities purchases are accounted for on a trade date basis; prior to January 1, 2022 a settlement date basis was used. Reported amounts would not be materially different if basis had not changed. Gains and losses on the sales of investment securities are determined using the amortized cost of the specifically identified security.

Fair Value of Securities. Determining a market price for securities carried at fair value is a critical accounting estimate in the Company's financial statements. Pricing of individual securities is subject to a number of factors including changes in market interest rates, changes in prepayment speeds and assumptions, changes in market tolerance for risk, and any changes in the risk profile of the security. The Company subscribes to a widely recognized, independent pricing service and updates carrying values no less frequently than monthly. It also validates the values provided by the pricing service no less frequently than quarterly by measuring against security prices provided by a secondary source. Results of the validation are reported to the Bank's Asset Liability Committee each quarter and any variances between the two sources above defined thresholds are investigated by management.

Other-Than-Temporary Impairment on Securities. Another significant estimate related to investment securities is the evaluation of other-than-temporary impairment. The evaluation of securities for other-than-temporary impairment is a quantitative and qualitative process, which is subject to risks and uncertainties and is intended to determine whether declines in the fair value of investments should be recognized in current period earnings. The risks and uncertainties include changes in general economic conditions, the issuer's financial condition and/or future prospects, the effects of changes in interest rates or credit spreads and the expected recovery period of unrealized losses. Securities that are in an unrealized loss position are reviewed at least quarterly to determine if other-than-temporary impairment is present based on certain quantitative and qualitative factors and measures. The primary factors considered in evaluating whether a decline in value of securities is other-than-temporary include: (a) the length of time and extent to which the fair value has been less than cost or amortized cost and the expected recovery period of the security, (b) the financial condition, credit rating and future prospects of the issuer, (c) whether the debtor is current on contractually obligated interest and principal payments, (d) the volatility of the securities' market price, (e) the intent and ability of the Company to retain the investment for a period of time sufficient to allow for recovery, which may be at maturity and (f) any other information and observable data considered relevant in determining whether other-than-temporary impairment has occurred, including the expectation of receipt of all principal and interest when due.

Derivative Financial Instruments Designated as Hedges
The Bank recognizes all derivatives in the consolidated balance sheets at fair value. On the date the Bank enters into the derivative contract, the Bank designates the derivative as a hedge of either a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"), a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value hedge"), or a held for trading instrument ("trading instrument"). The Bank formally documents relationships between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Bank also assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting changes in cash flows or fair values of hedged items. Changes in fair value of a derivative that is effective and that qualifies as a cash flow hedge are recorded in other comprehensive income (loss) and are reclassified into earnings when the forecasted transaction or related cash flows affect earnings. Changes in fair value of a derivative that qualifies as a fair value hedge and the change in fair value of the hedged item are both recorded in earnings and offset each other when the transaction is effective. Those derivatives that are classified as trading instruments are recorded at fair value with changes in fair value recorded in earnings. The Bank discontinues hedge accounting when it determines that the derivative is no longer effective in offsetting changes in the cash flows of the hedged item, that it is unlikely that the forecasted transaction will occur, or that the designation of the derivative as a hedging instrument is no longer appropriate.

Loans Held for Sale
Loans held for sale consist of residential real estate mortgage loans and are carried at the lower of aggregate cost or fair value, as determined by current investor yield requirements.

Loans
Loans are generally reported at their outstanding principal balances, adjusted for chargeoffs, the allowance for loan losses and any deferred fees or costs to originate loans. Loan commitments are recorded when funded.

Loan Fees and Costs
Loan origination fees and certain direct loan origination costs are deferred and recognized in interest income as an adjustment to the loan yield over the life of the related loans. The unamortized net deferred fees and costs are included on the balance sheets with the related loan balances, and the amortization is included with the related interest income.

Allowance for Loan Losses
Loans considered to be uncollectible are charged against the allowance for loan losses. The allowance for loan losses is maintained at a level determined by Management to be appropriate to absorb probable losses under the incurred loss methodology. The allowance is increased by provisions charged to operating expenses and recoveries on loans previously charged off. Arriving at an appropriate level of allowance for loan losses necessarily involves a high degree of judgment. In determining the appropriate level of allowance for loan losses, Management takes into consideration a number of factors including size and growth trajectory of the portfolio, quality trends as measured by key indicators, prior loan loss experience in major portfolio segments, local and national business and economic conditions, the results of any stress testing undertaken during the period, reviews of individual non-performing loans and performing loans listed on the watch report requiring periodic evaluation, and Management's estimation of potential losses. For all loan classes, loans over 30 days past due are considered delinquent. Impaired loans include troubled debt restructured ("TDR") loans and loans placed on non-accrual status when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. These loans are measured at the present value of expected future cash flows discounted at the loan's effective interest rate or at the fair value of the collateral if the loan is collateral dependent. Management takes into consideration impaired loans in addition to the above mentioned factors in determining the appropriate level of allowance for loan losses. The Company will adopt the current expected credit loss methodology (CECL), required under Accounting Standards Update (ASU) 2016-13, effective January 1, 2023.

TDR
A restructuring of debt constitutes a TDR if the Bank, for economic or legal reasons related to the borrower's financial difficulties, grants a concession to the borrower that it would not otherwise consider. To determine whether or not a loan should be classified as a TDR, Management evaluates a loan to first determine if the borrower demonstrates financial difficulty. Common indicators of this include past due status with bank obligations, substandard credit bureau reports, or an inability to refinance with another lender. If the borrower is experiencing financial difficulty and concessions are granted, such as maturity date extension, interest rate adjustments to below market pricing, or a deferral of payments, the loan will generally be classified as a TDR. Regulatory guidance issued in March 2020 in response to the consequences of the COVID-19 pandemic, the CARES Act passed shortly thereafter, and

the Supplemental Appropriations Act passed in December 2020 granted exemption to TDR classification for certain qualified loan modification actions that normally would have been classified as TDRs. ASU 2022-02 published in March 2022 eliminates TDR guidance and introduces new standards for loan modification disclosure; the Company will adopt ASU 2022-02 effective January 1, 2023.

Accrual of Interest Income and Expense
Interest on loans and investment securities is taken into income using methods which relate the income earned to the balances of loans and investment securities outstanding. Interest expense on liabilities is derived by applying applicable interest rates to principal amounts outstanding. For all classes of loans, recording of interest income on problem loans, which includes impaired loans, ceases when collectibility of principal and interest within a reasonable period of time becomes doubtful. Cash payments received on non-accrual loans, which includes impaired loans, are applied to reduce the loan's principal balance until the remaining principal balance is deemed collectible, after which interest is recognized when collected. As a general rule, a loan may be restored to accrual status when payments are current for a substantial period of time, generally six months, and repayment of the remaining contractual amounts is expected or when it otherwise becomes well secured and in the process of collection.

Premises and Equipment
Premises, furniture and equipment are stated at cost, less accumulated depreciation. Depreciation expense is computed by straight-line methods over the asset's estimated useful life.

Other Real Estate Owned ("OREO")
Real estate acquired by foreclosure or deed in lieu of foreclosure is transferred to OREO and recorded at fair value, less estimated costs to sell, based on appraised value at the date actually or constructively received. Loan losses arising from the acquisition of such property are charged against the allowance for loan losses. Subsequent provisions to reduce the carrying value of a property are recorded to the allowance for OREO losses and a charge to operations on a property specific basis.

Goodwill and Identified Intangible Assets
Intangible assets include the excess of the purchase price over the fair value of net assets acquired (goodwill) from the acquisitions of FNB Bankshares in 2005, a bank branch in Rockland, Maine and bank building in Bangor, Maine in 2012, and a bank branch in Belfast, Maine in 2020, as well as the core deposit intangible related to the respective acquisitions. The Company annually evaluates goodwill, and periodically evaluates other intangible assets, for impairment. At December 31, 2022, the Company determined goodwill and other intangible assets were not impaired.

Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases, and for tax credits that are available to offset future taxable income. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period the change is enacted.

Mortgage Servicing Rights
The valuation of mortgage servicing rights is a critical accounting policy which requires significant estimates and assumptions. The Bank often sells mortgage loans it originates and retains the ongoing servicing of such loans, receiving a fee for these services, generally 0.25% of the outstanding balance of the loan per annum. Mortgage servicing rights are recognized at fair value when they are acquired through the sale of loans, and are reported in other assets. They are amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. The rights are subsequently carried at the lower of amortized cost or fair value. Management uses an independent firm which specializes in the valuation of mortgage servicing rights to determine the fair value that is recorded on the balance sheet. The most important assumption is the anticipated loan prepayment rate, and increases in prepayment speed results in lower valuations of mortgage servicing rights. The valuation also includes an evaluation for impairment based upon the fair value of the rights, which can vary depending upon current interest rates and prepayment expectations, as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. The use of different assumptions could produce a different valuation. All of the assumptions are based on standards the Company believes would be utilized by market participants in valuing mortgage servicing rights and are consistently derived and/or benchmarked against independent public sources.

Post-Retirement Benefits
The cost of providing post-retirement benefits is accrued during the active service period of the employee or director.

Earnings Per Share

Basic earnings per share data are based on the weighted average number of common shares outstanding during each year. Diluted earnings per share gives effect to restricted stock granted and stock options and warrants outstanding, determined by the treasury stock method.

Comprehensive Income (Loss)

Comprehensive income (loss) includes net income and other comprehensive income (loss), which is comprised of the change in unrealized gains and losses on securities available for sale, net of tax, change in unrealized gains and losses on securities transferred from available for sale to held to maturity, net of amortization, change in unrealized gain and losses on cash flow hedging derivative instruments, net of tax, and unrecognized gains and losses related to post-retirement benefit costs, net of tax.

Segments

The First Bancorp, Inc., through the branches of its subsidiary, First National Bank, provides a broad range of financial services to individuals and companies in coastal Maine. These services include demand, time, and savings deposits; lending; payment processing; and investment management and trust services. Operations are managed and financial performance is evaluated on a corporate-wide basis. Accordingly, all of the Company's banking operations are considered by Management to be aggregated in one reportable operating segment.

Risks & Uncertainties

As of December 31, 2022, local and state governments in the US have eased or eliminated most restrictions imposed to curtail the spread of the global pandemic, COVID-19. There continues to be uncertainty surrounding the duration of the pandemic, its potential economic ramifications, and any further government actions to mitigate them. Accordingly, while management has considered the effect of the pandemic on collectability of loans receivable and other business impacts, it is possible that this matter may have a further financial impact on the Company's financial position and results of future operations, such potential impact of which cannot be reasonably estimated.

Government economic programs intended to backstop and bolster the economy through the pandemic, such as the Payroll Protection Program (PPP) have ended, and the nation's economy has entered an inflationary phase. The Consumer Price Index has risen at levels not experienced since the 1980s while the labor market remains very tight, contributing additional inflationary pressure. To address the inflation problem, the Federal Reserve has removed accommodative monetary policies and aggressively increased short-term interest rates. These actions are intended to slow overall economic activity and risk entering the economy into a recession. The conflict between Russia and Ukraine has exacerbated pandemic-related supply chain issues, upset numerous global markets including energy and certain raw materials, and generally added to economic uncertainty and geopolitical instability. Any or all could have negative downstream effects on the Company's operating results, the extent of which is indeterminable at this time.

Note 2. Cash and Cash Equivalents

For the purposes of reporting consolidated cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. The Company maintains a portion of its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk with respect to these accounts.

Note 3. Investment Securities

The following tables summarize the amortized cost and estimated fair value of investment securities at December 31, 2022 and 2021:

As of December 31, 2022	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value (Estimated)
Securities available for sale				
U.S. Government-sponsored agencies	$ 26,025,000	$ —	$ (6,878,000)	$ 19,147,000
Mortgage-backed securities	271,068,000	55,000	(42,447,000)	228,676,000
State and political subdivisions	40,472,000	2,000	(7,283,000)	33,191,000
Asset-backed securities	3,548,000	—	(53,000)	3,495,000
	$ 341,113,000	$ 57,000	$ (56,661,000)	$ 284,509,000
Securities to be held to maturity				
U.S. Government-sponsored agencies	$ 40,100,000	$ 4,000	$ (10,477,000)	$ 29,627,000
Mortgage-backed securities	60,497,000	42,000	(11,392,000)	49,147,000
State and political subdivisions	258,549,000	154,000	(30,733,000)	227,970,000
Corporate securities	34,750,000	—	(2,483,000)	32,267,000
	$ 393,896,000	$ 200,000	$ (55,085,000)	$ 339,011,000
Restricted equity securities				
Federal Home Loan Bank Stock	$ 2,846,000	$ —	$ —	$ 2,846,000
Federal Reserve Bank Stock	1,037,000	—	—	1,037,000
	$ 3,883,000	$ —	$ —	$ 3,883,000

As of December 31, 2021	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value (Estimated)
Securities available for sale				
U.S. Government-sponsored agencies	$ 23,045,000	$ —	$ (1,146,000)	$ 21,899,000
Mortgage-backed securities	256,992,000	1,803,000	(3,895,000)	254,900,000
State and political subdivisions	38,127,000	1,083,000	(88,000)	39,122,000
Asset-backed securities	4,577,000	68,000	—	4,645,000
	$ 322,741,000	$ 2,954,000	$ (5,129,000)	$ 320,566,000
Securities to be held to maturity				
U.S. Government-sponsored agencies	$ 35,600,000	$ 2,000	$ (1,149,000)	$ 34,453,000
Mortgage-backed securities	60,646,000	261,000	(1,795,000)	59,112,000
State and political subdivisions	250,544,000	7,925,000	(302,000)	258,167,000
Corporate securities	23,250,000	411,000	(66,000)	23,595,000
	$ 370,040,000	$ 8,599,000	$ (3,312,000)	$ 375,327,000
Restricted equity securities				
Federal Home Loan Bank Stock	$ 4,328,000	$ —	$ —	$ 4,328,000
Federal Reserve Bank Stock	1,037,000	—	—	1,037,000
	$ 5,365,000	$ —	$ —	$ 5,365,000

The following table summarizes the contractual maturities of investment securities at December 31, 2022:

	Securities available for sale		Securities to be held to maturity	
	Amortized Cost	Fair Value (Estimated)	Amortized Cost	Fair Value (Estimated)
Due in 1 year or less	$ —	$ —	$ 1,787,000	$ 1,782,000
Due in 1 to 5 years	3,609,000	3,409,000	14,998,000	14,480,000
Due in 5 to 10 years	18,591,000	15,203,000	86,833,000	81,443,000
Due after 10 years	318,913,000	265,897,000	290,278,000	241,306,000
	$ 341,113,000	$ 284,509,000	$ 393,896,000	$ 339,011,000

The following table summarizes the contractual maturities of investment securities at December 31, 2021:

	Securities available for sale		Securities to be held to maturity	
	Amortized Cost	Fair Value (Estimated)	Amortized Cost	Fair Value (Estimated)
Due in 1 year or less	$ —	$ —	$ 2,515,000	$ 2,521,000
Due in 1 to 5 years	5,004,000	5,173,000	17,624,000	18,338,000
Due in 5 to 10 years	52,782,000	53,057,000	174,982,000	180,081,000
Due after 10 years	264,955,000	262,336,000	174,919,000	174,387,000
	$ 322,741,000	$ 320,566,000	$ 370,040,000	$ 375,327,000

At December 31, 2022, securities with a carrying value of $350,411,000 were pledged to secure borrowings from the Federal Home Loan Bank of Boston, public deposits, repurchase agreements, and for other purposes as required by law. This compares to securities with a fair value of $347,456,000 as of December 31, 2021 pledged for the same purposes.

Gains and losses on the sale of securities available for sale are computed by subtracting the amortized cost at the time of sale from the security's selling price, net of accrued interest to be received.

The following table shows securities gains and losses for 2022, 2021 and 2020:

	2022	2021	2020
Proceeds from sales of securities	$ 1,301,000	$ 19,240,000	$ 112,179,000
Gross realized gains	8,000	628,000	1,689,000
Gross realized losses	(1,000)	(605,000)	(534,000)
Net gain	$ 7,000	$ 23,000	$ 1,155,000
Related income taxes	$ 1,000	$ 5,000	$ 243,000

In the second quarter of 2020, 28 municipal securities were sold that had been designated as Held to Maturity. Proceeds from these sales totaled $8,600,000 against a cumulative book value of $8,332,000 resulting in a net realized gain of $268,000. At the time of the sale the economic potential impact of COVID-19 was considered to be an isolated and unusual event that could not be reasonably anticipated as outlined in Accounting Standards Codification ("ASC") Section 320-10-25. Management conducted a review of its municipal bond portfolio in conjunction with risk mitigation efforts related to the onset of the COVID-19 virus; the intent of the review was to identify investment exposures with lower relative credit ratings, locales with perceived above average economic risk, municipal entities with reliance upon sales tax or income tax revenue, or any combination of these factors. Each of the sold positions met one or more of the criteria.

Management reviews securities with unrealized losses for other than temporary impairment. As of December 31, 2022, there were 869 securities with unrealized losses held in the Company's portfolio. These securities were temporarily impaired as a result of changes in interest rates reducing their fair value, of which 300 had been temporarily impaired for 12 months or more. At the present time, there have been no material changes in the credit quality of these securities resulting in other than temporary impairment, and in Management's opinion, no additional write-down for other-than-temporary impairment is warranted.

Information regarding securities temporarily impaired as of December 31, 2022 is summarized below:

As of December 31, 2022	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government-sponsored agencies	$ 4,804,000	$ (675,000)	$ 41,965,000	$(16,680,000)	$ 46,769,000	$ (17,355,000)
Mortgage-backed securities	73,509,000	(6,486,000)	197,102,000	(47,353,000)	270,611,000	(53,839,000)
State and political subdivisions	149,517,000	(13,769,000)	67,932,000	(24,247,000)	217,449,000	(38,016,000)
Asset-backed securities	3,495,000	(53,000)	—	—	3,495,000	(53,000)
Corporate securities	19,857,000	(2,143,000)	3,160,000	(340,000)	23,017,000	(2,483,000)
	$251,182,000	$ (23,126,000)	$310,159,000	$(88,620,000)	$561,341,000	$(111,746,000)

As of December 31, 2021, there were 163 securities with unrealized losses held in the Company's portfolio. These securities were temporarily impaired as a result of changes in interest rates reducing their fair value, of which 27 had been temporarily impaired for 12 months or more. Information regarding securities temporarily impaired as of December 31, 2021 is summarized below:

As of December 31, 2021	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government-sponsored agencies	$ 24,030,000	$ (920,000)	$ 29,170,000	$ (1,375,000)	$ 53,200,000	$ (2,295,000)
Mortgage-backed securities	216,461,000	(4,768,000)	26,772,000	(922,000)	243,233,000	(5,690,000)
State and political subdivisions	29,528,000	(390,000)	—	—	29,528,000	(390,000)
Corporate securities	3,434,000	(66,000)	—	—	3,434,000	(66,000)
	$273,453,000	$ (6,144,000)	$ 55,942,000	$ (2,297,000)	$329,395,000	$ (8,441,000)

During the third quarter of 2014, the Company transferred securities with a total amortized cost of $89,780,000 and a corresponding fair value of $89,757,000 from available for sale to held to maturity. The net unrealized loss, net of taxes, on these securities at the date of the transfer was $15,000. The net unrealized holding loss at the time of transfer continues to be reported in accumulated other comprehensive income (loss), net of tax, and is amortized over the remaining lives of the securities as an adjustment of the yield. The amortization of the net unrealized loss reported in accumulated other comprehensive income (loss) will offset the effect on interest income of the discount for the transferred securities. The remaining unamortized balance of the net unrealized losses for the securities transferred from available for sale to held to maturity was $64,000, net of taxes, at December 31, 2022. This compares to $87,000, net of taxes, at December 31, 2021. These securities were transferred as a part of the Company's overall investment and balance sheet strategies.

The Bank is a member of the Federal Home Loan Bank ("FHLB") of Boston, a cooperatively owned wholesale bank for housing and finance in the six New England States. As a requirement of membership in the FHLB, the Bank must own a minimum required amount of FHLB stock, calculated periodically based primarily on its level of borrowings from the FHLB. The Bank uses the FHLB for a portion of its wholesale funding needs. As of December 31, 2022 and 2021, the Bank's investment in FHLB stock totaled $2,846,000 and $4,328,000, respectively. FHLB stock is a restricted equity security and therefore is reported at cost, which equals par value.

The Bank is also a member of the Federal Reserve Bank (FRB) of Boston. As a requirement for membership in the FRB, the Bank must own a minimum required amount of FRB stock. The Bank uses FRB for certain correspondent banking services and maintains borrowing capacity at its discount window. The Bank's investment in FRB stock totaled $1,037,000 at December 31, 2022 and 2021.

The Company periodically evaluates its investment in FHLB and FRB stock for impairment based on, among other factors, the capital adequacy of each institution and their overall financial condition. No impairment losses have been recorded through December 31, 2022. The Bank will continue to monitor its investment in these restricted equity securities.

Note 4. Mortgage Servicing Rights

At December 31, 2022 and 2021, the Bank serviced loans for others totaling $342,870,000 and $356,522,000, respectively. Net gains from the sale of loans, serviced by the Bank, totaled $406,000 in 2022, $3,078,000 in 2021, and $3,308,000 in 2020. In 2022, mortgage servicing rights of $312,000 were capitalized and amortization for the year totaled $517,000. At December 31, 2022, mortgage servicing rights had a fair value of $3,734,000. In 2021, mortgage servicing rights of $1,042,000 were capitalized and amortization for the year totaled $660,000. At December 31, 2021, mortgage servicing rights had a fair value of $3,041,000.

FASB ASC Topic 860, "Transfers and Servicing", requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. Servicing assets and servicing liabilities are reported using the amortization method or the fair value measurement method. In evaluating the carrying values of mortgage servicing rights, the Company obtains third party valuations based on loan level data including note rate, type and term of the underlying loans. The model utilizes several assumptions, the most significant of which are loan prepayments, calculated using a three-month moving average of weekly prepayment data published by the Public Securities Association ("PSA") and modeled against the serviced loan portfolio, and the discount rate to discount future cash flows. As of December 31, 2022, the prepayment assumption using the PSA model was 134, which translates into an anticipated annual prepayment rate of 6.43%. The discount rate is 9.00%. Other assumptions include delinquency rates, foreclosure rates, servicing cost inflation, and annual unit loan cost. All assumptions are adjusted periodically to reflect current circumstances. Amortization of mortgage servicing rights, as well as write-offs due to prepayments of the related mortgage loans, are recorded as a charge against mortgage servicing fee income.

The Bank recorded an impairment reserve as of December 31, 2021 for strata with a fair value lower than cost. Mortgage servicing rights are included in other assets and detailed in the following table:

As of December 31,		2022		2021
Mortgage servicing rights	$	8,654,000	$	8,341,000
Accumulated amortization		(6,161,000)		(5,644,000)
Amortized cost		2,493,000		2,697,000
Impairment reserve		—		(26,000)
Carrying value	$	2,493,000	$	2,671,000

Note 5. Loans

The following table shows the composition of the Company's loan portfolio as of December 31, 2022 and 2021:

	December 31, 2022		December 31, 2021	
Commercial				
Real estate	$ 699,340,000	36.5 %	$ 576,198,000	35.0 %
Construction	93,907,000	4.9 %	79,365,000	4.8 %
Other	319,359,000	16.7 %	264,570,000	16.1 %
Municipal	40,619,000	2.1 %	48,362,000	2.9 %
Residential				
Term	613,919,000	32.1 %	550,783,000	33.4 %
Construction	49,907,000	2.6 %	31,763,000	1.9 %
Home equity line of credit	76,560,000	4.0 %	73,632,000	4.5 %
Consumer	21,063,000	1.1 %	22,976,000	1.4 %
Total loans	$1,914,674,000	100.0 %	$1,647,649,000	100.0 %

Loan balances include net deferred loan costs of $10,132,000 in 2022 and $7,890,000 in 2021. Net deferred loan costs have increased from a year ago a due to loan origination unit volume over the period. Unearned fees and deferred costs associated with SBA PPP loans originated in 2020 and 2021 were fully recognized as of June 30, 2022. Pursuant to collateral agreements, qualifying first mortgage loans and commercial real estate, which totaled $475,233,000 and $364,968,000 at December 31, 2022 and 2021, respectively, were used to collateralize borrowings from the Federal Home Loan Bank of Boston. In addition, commercial, residential construction and home equity loans totaling $338,636,000 at December 31, 2022 and $295,090,000 at December 31, 2021 were used to collateralize a standby line of credit at the Federal Reserve Bank of Boston. In September 2022 the Bank sold a block of 41 mixed performing residential mortgage loans. This block of loans carried general ledger balances that totaled $5.2 million and included a number of past-due, non-accrual, and TDR loans.

The Bank is a designated SBA preferred lender and participated in both the 2020 (PPP1) and 2021 (PPP2) rounds of the Payroll Protection Program. Under PPP1, 1,718 loans were granted totaling $97,755,000 in funds disbursed to qualified small businesses and under PPP2, 1,263 loans were granted totaling $52,053,000. The Bank worked actively with these borrowers to process applications for forgiveness per PPP guidelines. As of December 31, 2022, remaining PPP balances totaled $12,000.

At December 31, 2022 and 2021, non-accrual loans were $1,755,000 and $5,602,000, respectively. For the years ended December 31, 2022 and 2021, interest income which would have been recognized on these loans, if interest had been accrued, was

$223,000 and $345,000. Loans more than 90 days past due accruing interest totaled $241,000 at December 31, 2022 and $32,000 at December 31, 2021. The Company continues to accrue interest on these loans because management believes collection of principal and interest is reasonably assured.

Loans to directors, officers and employees totaled $48,001,000 at December 31, 2022 and $42,784,000 at December 31, 2021. A summary of loans to directors and executive officers is as follows:

For the years ended December 31,	**2022**	2021
Balance at beginning of year	**$ 26,307,000**	$ 21,214,000
New loans	**5,159,000**	10,074,000
Repayments	**(1,976,000)**	(2,498,000)
Retired executive officers	**—**	(2,483,000)
Balance at end of year	**$ 29,490,000**	$ 26,307,000

For all loan classes, loans over 30 days past due are considered delinquent. Information on the past-due status of loans by class of financing receivable as of December 31, 2022, is presented in the following table:

	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	All Past Due	Current	Total	90+ Days & Accruing
Commercial							
Real estate	$ —	$ 3,000	$ 190,000	$ 193,000	$ 699,147,000	$ 699,340,000	$ —
Construction	—	—	—	—	93,907,000	93,907,000	—
Other	118,000	23,000	85,000	226,000	319,133,000	319,359,000	34,000
Municipal	—	—	—	—	40,619,000	40,619,000	—
Residential							
Term	135,000	33,000	284,000	452,000	613,467,000	613,919,000	118,000
Construction	—	—	—	—	49,907,000	49,907,000	—
Home equity line of credit	241,000	29,000	151,000	421,000	76,139,000	76,560,000	86,000
Consumer	131,000	33,000	3,000	167,000	20,896,000	21,063,000	3,000
Total	$ 625,000	$ 121,000	$ 713,000	$ 1,459,000	$1,913,215,000	$1,914,674,000	$ 241,000

On March 22, 2020, banking regulators issued an Interagency Statement on Loan Modifications and Reporting in response to the onset of COVID-19; shortly thereafter, on March 30, 2020, the Coronavirus Aid, Relief, and Economic Security ("CARES") Act was passed. Both the Interagency Statement and the CARES Act provided an exemption for qualified modifications from TDR designation, which was extended by the Coronavirus Preparedness and Response Supplemental Appropriations Act, 2020. So long as modified terms were met, loans in an active modification were not included in past due loan totals and continued to accrue interest. As of December 31, 2021, 18 loans totaling $2.9 million remained in their original modification or had had a subsequent modification, representing 0.17% of the overall portfolio. As of December 31, 2022, COVID-19 related loan modifications have all been resolved.

Information on the past-due status of loans by class of financing receivable as of December 31, 2021, is presented in the following table:

	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	All Past Due	Current	Total	90+ Days & Accruing
Commercial							
Real estate	$ 249,000	$ —	$ 191,000	$ 440,000	$ 575,758,000	$ 576,198,000	$ —
Construction	12,000	—	12,000	24,000	79,341,000	79,365,000	—
Other	30,000	23,000	104,000	157,000	264,413,000	264,570,000	—
Municipal	—	—	—	—	48,362,000	48,362,000	—
Residential							
Term	348,000	169,000	1,780,000	2,297,000	548,486,000	550,783,000	—
Construction	—	—	—	—	31,763,000	31,763,000	—
Home equity line of credit	741,000	159,000	135,000	1,035,000	72,597,000	73,632,000	—
Consumer	168,000	192,000	32,000	392,000	22,584,000	22,976,000	32,000
Total	$ 1,548,000	$ 543,000	$ 2,254,000	$ 4,345,000	$1,643,304,000	$1,647,649,000	$ 32,000

For all classes, loans are placed on non-accrual status when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement or when principal and interest is 90 days or more past due unless the loan is both well secured and in the process of collection (in which case the loan may continue to accrue interest in spite of its past due status). A loan is "well secured" if it is secured (1) by collateral in the form of liens on or pledges of real or personal property, including securities, that have a realizable value sufficient to discharge the debt (including accrued interest) in full, or (2) by the guarantee of a financially responsible party. A loan is "in the process of collection" if collection of the loan is proceeding in due course either (1) through legal action, including judgment enforcement procedures, or, (2) in appropriate circumstances, through collection efforts not involving legal action which are reasonably expected to result in repayment of the debt or in its restoration to a current status in the near future.

Cash payments received on non-accrual loans, which are included in impaired loans, are applied to reduce the loan's principal balance until the remaining principal balance is deemed collectible, after which interest is recognized when collected. As a general rule, a loan may be restored to accrual status when payments are current for a substantial period of time, generally six months, and repayment of the remaining contractual amounts is expected, or when it otherwise becomes well secured and in the process of collection. Information on nonaccrual loans as of December 31, 2022 and 2021 is presented in the following table:

As of December 31,	2022	2021
Commercial		
Real estate	$ 193,000	$ 242,000
Construction	23,000	27,000
Other	663,000	1,068,000
Municipal	—	—
Residential		
Term	572,000	3,808,000
Construction	—	—
Home equity line of credit	304,000	457,000
Consumer	—	—
Total	$ 1,755,000	$ 5,602,000

Information regarding impaired loans is as follows:

For the years ended December 31,	2022	2021	2020
Average investment in impaired loans	$ 9,536,000	$ 13,121,000	$ 21,088,000
Interest income recognized on impaired loans, all on cash basis	204,000	242,000	478,000

As of December 31,	2022	2021
Balance of impaired loans	$ 6,160,000	$ 12,052,000
Less portion for which no allowance for loan losses is allocated	(4,359,000)	(8,968,000)
Portion of impaired loan balance for which an allowance for loan losses is allocated	$ 1,801,000	$ 3,084,000
Portion of allowance for loan losses allocated to the impaired loan balance	$ 398,000	$ 576,000

Impaired loans include TDR loans and loans placed on non-accrual. These loans are measured at the present value of expected future cash flows discounted at the loan's effective interest rate or at the fair value of the collateral if the loan is collateral dependent. If the measure of an impaired loan is lower than the recorded investment in the loan and estimated selling costs, a specific reserve is established for the difference, or, in certain situations, if the measure of an impaired loan is lower than the recorded investment in the loan and estimated selling costs, the difference is written off.

A breakdown of impaired loans by class of financing receivable as of December 31, 2022, is presented in the following table:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Recognized Interest Income
With No Related Allowance					
Commercial					
Real estate	$ 1,236,000	$ 1,532,000	$ —	$ 1,440,000	$ 50,000
Construction	685,000	687,000	—	81,000	35,000
Other	301,000	348,000	—	408,000	13,000
Municipal	—	—	—	—	—
Residential					
Term	1,833,000	2,035,000	—	4,507,000	56,000
Construction	—	—	—	—	—
Home equity line of credit	304,000	340,000	—	295,000	—
Consumer	—	—	—	1,000	—
	$ 4,359,000	$ 4,942,000	$ —	$ 6,732,000	$ 154,000
With an Allowance Recorded					
Commercial					
Real estate	$ —	$ —	$ —	$ 11,000	$ —
Construction	—	—	—	606,000	—
Other	545,000	647,000	298,000	693,000	—
Municipal	—	—	—	—	—
Residential					
Term	1,256,000	1,259,000	100,000	1,486,000	50,000
Construction	—	—	—	—	—
Home equity line of credit	—	—	—	8,000	—
Consumer	—	—	—	—	—
	$ 1,801,000	$ 1,906,000	$ 398,000	$ 2,804,000	$ 50,000
Total					
Commercial					
Real estate	$ 1,236,000	$ 1,532,000	$ —	$ 1,451,000	$ 50,000
Construction	685,000	687,000	—	687,000	35,000
Other	846,000	995,000	298,000	1,101,000	13,000
Municipal	—	—	—	—	—
Residential					
Term	3,089,000	3,294,000	100,000	5,993,000	106,000
Construction	—	—	—	—	—
Home equity line of credit	304,000	340,000	—	303,000	—
Consumer	—	—	—	1,000	—
	$ 6,160,000	$ 6,848,000	$ 398,000	$ 9,536,000	$ 204,000

Substantially all interest income recognized on impaired loans for all classes of financing receivables was recognized on a cash basis as received.

A breakdown of impaired loans by class of financing receivable as of December 31, 2021, is presented in the following table:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Recognized Interest Income
With No Related Allowance					
Commercial					
Real estate	$ 1,386,000	$ 1,689,000	$ —	$ 1,590,000	$ 63,000
Construction	28,000	28,000	—	22,000	—
Other	917,000	1,009,000	—	1,051,000	15,000
Municipal	—	—	—	—	—
Residential					
Term	6,178,000	7,238,000	—	6,429,000	87,000
Construction	—	—	—	—	—
Home equity line of credit	457,000	487,000	—	461,000	—
Consumer	2,000	2,000	—	—	1,000
	$ 8,968,000	$10,453,000	$ —	$ 9,553,000	$ 166,000
With an Allowance Recorded					
Commercial					
Real estate	$ 42,000	$ 71,000	$ 42,000	$ 614,000	$ —
Construction	661,000	661,000	16,000	661,000	22,000
Other	386,000	411,000	381,000	396,000	—
Municipal	—	—	—	—	—
Residential					
Term	1,995,000	2,164,000	137,000	1,897,000	54,000
Construction	—	—	—	—	—
Home equity line of credit	—	—	—	—	—
Consumer	—	—	—	—	—
	$ 3,084,000	$ 3,307,000	$ 576,000	$ 3,568,000	$ 76,000
Total					
Commercial					
Real estate	$ 1,428,000	$ 1,760,000	$ 42,000	$ 2,204,000	$ 63,000
Construction	689,000	689,000	16,000	683,000	22,000
Other	1,303,000	1,420,000	381,000	1,447,000	15,000
Municipal	—	—	—	—	—
Residential					
Term	8,173,000	9,402,000	137,000	8,326,000	141,000
Construction	—	—	—	—	—
Home equity line of credit	457,000	487,000	—	461,000	—
Consumer	2,000	2,000	—	—	1,000
	$12,052,000	$13,760,000	$ 576,000	$13,121,000	$ 242,000

A breakdown of impaired loans by category as of December 31, 2020, is presented in the following table:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Recognized Interest Income
With No Related Allowance					
Commercial					
Real estate	$ 2,060,000	$ 2,368,000	$ —	$ 4,123,000	$ 127,000
Construction	89,000	89,000	—	358,000	—
Other	1,591,000	1,623,000	—	999,000	15,000
Municipal	—	—	—	—	—
Residential					
Term	7,335,000	8,629,000	—	8,773,000	193,000
Construction	—	—	—	—	—
Home equity line of credit	1,015,000	1,089,000	—	1,219,000	—
Consumer	8,000	8,000	—	1,000	1,000
	$12,098,000	$13,806,000	$ —	$15,473,000	$ 336,000
With an Allowance Recorded					
Commercial					
Real estate	$ 969,000	$ 995,000	$ 112,000	$ 1,018,000	$ 43,000
Construction	681,000	681,000	18,000	579,000	30,000
Other	188,000	202,000	169,000	1,193,000	3,000
Municipal	—	—	—	—	—
Residential					
Term	2,079,000	2,134,000	163,000	2,073,000	65,000
Construction	—	—	—	—	—
Home equity line of credit	24,000	24,000	—	744,000	1,000
Consumer	—	—	—	8,000	—
	$ 3,941,000	$ 4,036,000	$ 462,000	$ 5,615,000	$ 142,000
Total					
Commercial					
Real estate	$ 3,029,000	$ 3,363,000	$ 112,000	$ 5,141,000	$ 170,000
Construction	770,000	770,000	18,000	937,000	30,000
Other	1,779,000	1,825,000	169,000	2,192,000	18,000
Municipal	—	—	—	—	—
Residential					
Term	9,414,000	10,763,000	163,000	10,846,000	258,000
Construction	—	—	—	—	—
Home equity line of credit	1,039,000	1,113,000	—	1,963,000	1,000
Consumer	8,000	8,000	—	9,000	1,000
	$16,039,000	$17,842,000	$ 462,000	$21,088,000	$ 478,000

Troubled Debt Restructured

A TDR constitutes a restructuring of debt if the Company, for economic or legal reasons related to the borrower's financial difficulties, grants a concession to the borrower that it would not otherwise consider. To determine whether or not a loan should be classified as a TDR, Management evaluates a loan based upon the following criteria:

- The borrower demonstrates financial difficulty; common indicators include past due status with bank obligations, substandard credit bureau reports, or an inability to refinance with another lender, and
- The Company has granted a concession; common concession types include maturity date extension, interest rate adjustments to below market pricing, and deferment of payments.

As of December 31, 2022, the Company had 29 loans with a value of $4,744,000 that have been classified as TDRs. This compares to 60 loans with a value of $8,341,000 classified as TDRs as of December 31, 2021. The impairment carried as a specific reserve in the allowance for loan losses for TDRs is calculated by present valuing the cash flow modification on the loan, or, for collateral-dependent loans, using the fair value of the collateral less costs to sell.

The following table shows TDRs by class and the specific reserve as of December 31, 2022:

	Number of Loans		Balance		Specific Reserves
Commercial					
Real estate	5	$	1,044,000	$	—
Construction	1		661,000		—
Other	3		361,000		81,000
Municipal	—		—		—
Residential					
Term	20		2,678,000		100,000
Construction	—		—		—
Home equity line of credit	—		—		—
Consumer	—		—		—
	29	$	4,744,000	$	181,000

The following table shows TDRs by class and the specific reserve as of December 31, 2021:

	Number of Loans		Balance		Specific Reserves
Commercial					
Real estate	8	$	1,227,000	$	42,000
Construction	1		661,000		16,000
Other	5		765,000		337,000
Municipal	—		—		—
Residential					
Term	45		5,686,000		137,000
Construction	—		—		—
Home equity line of credit	—		—		—
Consumer	1		2,000		—
	60	$	8,341,000	$	532,000

As of December 31, 2022, one of the loans classified as TDR with a total balance of $97,000 was more than 30 days past due and was not placed on TDR status in the previous 12 months. The following table shows past-due TDRs by class and the associated specific reserves included in the allowance for loan losses as of December 31, 2022:

	Number of Loans	Balance	Specific Reserves
Commercial			
Real estate	—	$ —	—
Construction	—	—	—
Other	1	97,000	—
Municipal	—	—	—
Residential			
Term	—	—	—
Construction	—	—	—
Home equity line of credit	—	—	—
Consumer	—	—	—
	1	$ 97,000	—

As of December 31, 2021, five of the loans classified as TDRs with a total balance of $349,000 were more than 30 days past due. One of these loans had been placed on TDR status in the previous 12 months. The following table shows past-due TDRs by class and the associated specific reserves included in the allowance for loan losses as of December 31, 2021:

	Number of Loans	Balance	Specific Reserves
Commercial			
Real estate	—	$ —	—
Construction	—	—	—
Other	1	83,000	—
Municipal	—	—	—
Residential			
Term	4	266,000	—
Construction	—	—	—
Home equity line of credit	—	—	—
Consumer	—	—	—
	5	$ 349,000	—

For the year ended December 31, 2022, one loan was placed on TDR status. The following table shows this TDR by class and the associated specific reserves included in the allowance for loan losses as of December 31, 2022:

	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Specific Reserves
Commercial				
Real estate	—	$ —	$ —	—
Construction	—	—	—	—
Other	—	—	—	—
Municipal	—	—	—	—
Residential				
Term	1	38,000	38,000	—
Construction	—	—	—	—
Home equity line of credit	—	—	—	—
Consumer	—	—	—	—
	1	$ 38,000	$ 38,000	—

For the year ended December 31, 2021, four loans were placed in TDR status. The following table shows these TDRs by class and the associated specific reserves included in the allowance for loan losses as for December 31, 2021.

	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Specific Reserves
Commercial				
Real estate	—	$ —	$ —	$ —
Construction	1	80,000	80,000	—
Other	1	251,000	247,000	247,000
Municipal	—	—	—	—
Residential				
Term	2	142,000	124,000	—
Construction	—	—	—	—
Home equity line of credit	—	—	—	—
Consumer	—	—	—	—
	4	$ 473,000	$ 451,000	$ 247,000

As of December 31, 2022, Management is aware of four loans classified as TDRs that are involved in bankruptcy with an outstanding balance of $550,000. As of December 31, 2022, there were five loans with an outstanding balance of $339,000 that were classified as TDRs and were on non-accrual status, of which none were in the process of foreclosure.

Residential Mortgage Loans in Process of Foreclosure

As of December 31, 2022, there were two mortgage loans collateralized by residential real estate in the process of foreclosure with a balance of $166,000; this compares to four mortgage loans collateralized by residential real estate in the process of foreclosure with a total balance of $367,000 as of December 31, 2021.

Note 6. Allowance for Loan Losses

The Company provides for loan losses through the establishment of an allowance for loan losses, which represents an estimated reserve for existing losses in the loan portfolio. A systematic methodology is used for determining the allowance that includes a quarterly review process, risk rating changes, and adjustments to the allowance. Major risk characteristics relevant to each portfolio segment are as follows:

Commercial Real Estate - Commercial real estate loans are impacted by factors such as competitive market forces, vacancy rates, cap rates, net operating incomes, lease renewals and overall economic demand. In addition, loans in the recreational and tourism sector can be affected by weather conditions, such as unseasonably low winter snowfalls. Commercial real estate lending also carries a higher degree of environmental risk than other real estate lending.

Commercial Construction - Commercial construction loans are impacted by factors similar to those for commercial real estate loans in addition to risks related to contractor financial capacity and ability to complete a project within acceptable time frames and within budget.

Commercial Other - A weakened economy, soft consumer spending, and the rising cost of labor or raw materials are examples of issues that can impact the credit quality in this segment.

Municipal Loans - The overall health of the economy, including unemployment rates and housing prices, has an impact on the credit quality of this segment.

Residential Real Estate Term - The overall health of the economy, including unemployment rates and housing prices, has an impact on the credit quality of this segment.

Residential Real Estate Construction - The overall health of the economy, including unemployment rates and housing prices, has an impact on the credit quality of this segment. Residential construction loans are impacted by factors similar to those for residential real estate term loans in addition to risks related to contractor financial capacity and ability to complete a project within acceptable time frames and within budget.

Home Equity Line of Credit - The overall health of the economy, including unemployment rates and housing prices, has an impact on the credit quality of this segment.

Consumer -The overall health of the economy, including unemployment rates, has an impact on the credit quality of this segment.

The appropriate level of the allowance is evaluated continually based on a review of significant loans, with a particular emphasis on nonaccruing, past due, and other loans that may require special attention. Other factors include general conditions in local and national economies; loan portfolio composition and asset quality indicators; and internal factors such as changes in underwriting policies, credit administration practices, experience, ability and depth of lending management, among others.

The following table summarizes the composition of the allowance for loan losses, by class of financing receivable and allowance, as of December 31, 2022 and 2021:

As of December 31,		2022		2021
Allowance for Loans Evaluated Individually for Impairment				
Commercial				
Real estate	$	—	$	42,000
Construction		—		16,000
Other		298,000		381,000
Municipal		—		—
Residential				
Term		100,000		137,000
Construction		—		—
Home equity line of credit		—		—
Consumer		—		—
Total	$	398,000	$	576,000
Allowance for Loans Evaluated Collectively for Impairment				
Commercial				
Real estate	$	6,116,000	$	5,325,000
Construction		821,000		730,000
Other		2,799,000		2,449,000
Municipal		162,000		157,000
Residential				
Term		2,459,000		2,596,000
Construction		199,000		148,000
Home equity line of credit		1,029,000		925,000
Consumer		1,062,000		833,000
Unallocated		1,678,000		1,782,000
Total	$	16,325,000	$	14,945,000
Total Allowance for Loan Losses				
Commercial				
Real estate	$	6,116,000	$	5,367,000
Construction		821,000		746,000
Other		3,097,000		2,830,000
Municipal		162,000		157,000
Residential				
Term		2,559,000		2,733,000
Construction		199,000		148,000
Home equity line of credit		1,029,000		925,000
Consumer		1,062,000		833,000
Unallocated		1,678,000		1,782,000
Total	$	16,723,000	$	15,521,000

The allowance consists of four elements: (1) specific reserves for loans evaluated individually for impairment; (2) general reserves for each portfolio segment based on historical loan loss experience; (3) qualitative reserves judgmentally adjusted for local and national economic conditions, concentrations, portfolio composition, volume and severity of delinquencies and nonaccrual loans, trends of criticized and classified loans, changes in credit policies, and underwriting standards, credit administration practices, and other factors as applicable for each portfolio segment; and (4) unallocated reserves. All outstanding loans are considered in evaluating the appropriateness of the allowance.

A breakdown of the allowance for loan losses as of December 31, 2022 and 2021, by class of financing receivable and allowance element, is presented in the following tables:

As of December 31, 2022	Specific Reserves on Loans Evaluated Individually for Impairment	General Reserves on Loans Based on Historical Loss Experience	Reserves for Qualitative Factors	Unallocated Reserves	Total Reserves
Commercial					
Real estate	$ —	$ 974,000	$ 5,142,000	$ —	$ 6,116,000
Construction	—	131,000	690,000	—	821,000
Other	298,000	446,000	2,353,000	—	3,097,000
Municipal	—	—	162,000	—	162,000
Residential					
Term	100,000	83,000	2,376,000	—	2,559,000
Construction	—	7,000	192,000	—	199,000
Home equity line of credit	—	101,000	928,000	—	1,029,000
Consumer	—	286,000	776,000	—	1,062,000
Unallocated	—	—	—	1,678,000	1,678,000
	$ 398,000	$ 2,028,000	$ 12,619,000	$ 1,678,000	$ 16,723,000

As of December 31, 2021	Specific Reserves on Loans Evaluated Individually for Impairment	General Reserves on Loans Based on Historical Loss Experience	Reserves for Qualitative Factors	Unallocated Reserves	Total Reserves
Commercial					
Real estate	$ 42,000	$ 831,000	$ 4,494,000	$ —	$ 5,367,000
Construction	16,000	114,000	616,000	—	746,000
Other	381,000	382,000	2,067,000	—	2,830,000
Municipal	—	—	157,000	—	157,000
Residential					
Term	137,000	175,000	2,421,000	—	2,733,000
Construction	—	10,000	138,000	—	148,000
Home equity line of credit	—	101,000	824,000	—	925,000
Consumer	—	243,000	590,000	—	833,000
Unallocated	—	—	—	1,782,000	1,782,000
	$ 576,000	$ 1,856,000	$ 11,307,000	$ 1,782,000	$ 15,521,000

Qualitative adjustment factors are taken into consideration when determining reserve estimates. These adjustment factors are based upon our evaluation of various current conditions, including those listed below.

- General economic conditions.
- Credit quality trends with emphasis on loan delinquencies, nonaccrual levels and classified loans.
- Recent loss experience in particular segments of the portfolio.
- Loan volumes and concentrations, including changes in mix.
- Other factors, including changes in quality of loan originations; loan policy changes; changes in credit risk management processes; results of credit stress tests; Bank regulatory and external loan review examination results.

Qualitative factors applied to the portfolio or segments of the portfolio may include judgments concerning general economic conditions that may affect credit quality, credit concentrations, the pace of portfolio growth, the direction of risk rating movements, policy exception levels, and delinquency levels; these qualitative factors are also considered in connection with the unallocated portion of our allowance for loan losses.

The qualitative portion of the allowance for loan losses was 0.66% of related loans as of December 31, 2022 and 0.69% of related loans as of December 31, 2021. The qualitative portion increased $1,312,000 between December 31, 2021 and December 31, 2022 due to a mix of factors. These factors included changes in various macroeconomic measures used in the qualitative model, volume changes in certain portfolio segments, and ongoing analysis of the loan portfolio in multiple stress scenarios.

The unallocated component totaled $1,678,000 at December 31, 2022, or 10.0% of the total reserve. This compares to $1,782,000 or 11.5% as of December 31, 2021. Maintenance of an unallocated component reflects general imprecision related to portfolio growth along with lingering uncertainty regarding the potential impacts of COVID-19 on the loan portfolio.

The allowance for loan losses as a percent of total loans stood at 0.87% as of December 31, 2022, compared to 0.94% of total loans as of December 31, 2021.

Commercial loans are comprised of three major classes: commercial real estate loans, commercial construction loans and other commercial loans.

Commercial real estate loans consist of mortgage loans to finance investments in real property, such as multi-family residential, commercial/retail, office, industrial, hotels, educational and other specific or mixed use properties. Commercial real estate loans are typically written with amortizing payment structures. Collateral values are determined based on appraisals and evaluations in accordance with established policy and regulatory guidelines. Commercial real estate loans typically have a loan-to-value ratio of up to 80% based upon current valuation information at the time the loan is made. Commercial real estate loans are primarily paid by the cash flow generated from the real property, such as operating leases, rents, or other operating cash flows from the borrower.

Commercial construction loans consist of loans to finance construction in a mix of owner- and non-owner occupied commercial real estate properties. Commercial construction loans typically have maturities of less than two years. Payment structures during the construction period are typically on an interest only basis, although principal payments may be established depending on the type of construction project being financed. During the construction phase, commercial construction loans are primarily paid by cash flow generated from the construction project or other operating cash flows from the borrower or guarantors, if applicable. At the end of the construction period, loan repayment typically comes from a third party source in the event that the Bank will not be providing permanent term financing. Collateral valuation and loan-to-value guidelines follow those for commercial real estate loans.

Other commercial loans consist of revolving and term loan obligations extended to business and corporate enterprises for the purpose of financing working capital or capital investment. Collateral generally consists of pledges of business assets including, but not limited to, accounts receivable, inventory, plant and equipment, and/or real estate, if applicable. Commercial loans are primarily paid by the operating cash flow of the borrower. Commercial loans may be secured or unsecured. In 2022 and 2021, other commercial loans also include loans made under the SBA PPP. These loans are unsecured and carry a 100% guarantee from the SBA.

Municipal loans are comprised of loans to municipalities in Maine for capitalized expenditures, construction projects or tax-anticipation notes. All municipal loans are considered general obligations of the municipality and are collateralized by the taxing ability of the municipality for repayment of debt.

Residential loans are comprised of two classes: term loans and construction loans.

Residential term loans consist of residential real estate loans held in the Bank's loan portfolio made to borrowers who demonstrate the ability to make scheduled payments with full consideration of underwriting factors. Borrower qualifications include favorable credit history combined with supportive income requirements and loan-to-value ratios within established policy and regulatory guidelines. Collateral values are determined based on appraisals and evaluations in accordance with established policy and regulatory guidelines. Residential loans typically have a loan-to-value ratio of up to 80% based on appraisal information at the time the loan is made. Collateral consists of mortgage liens on one- to four-family residential properties. Loans are offered with fixed or adjustable rates with amortization terms of up to thirty years.

Residential construction loans typically consist of loans for the purpose of constructing single family residences to be owned and occupied by the borrower. Borrower qualifications include favorable credit history combined with supportive income requirements and loan-to-value ratios within established policy and regulatory guidelines. Residential construction loans normally have terms of one year or less and payment during the construction term is typically on an interest only basis from sources including interest reserves, borrower liquidity and/or income. Residential construction loans will typically convert to permanent financing from the Bank or have another financing commitment in place from an acceptable mortgage lender. Collateral valuation and loan-to-value guidelines are consistent with those for residential term loans.

Home equity lines of credit are made to qualified individuals and are secured by senior or junior mortgage liens on owner-occupied one- to four-family homes, condominiums, or vacation homes. The home equity line of credit typically has a variable interest rate and is billed as interest-only payments during the draw period. At the end of the draw period, the home equity line of credit payments are billed as a percentage of the principal balance plus all accrued interest. Loan maturities are normally 300 months. Borrower qualifications include favorable credit history combined with supportive income requirements and combined loan-to- value ratios usually not exceeding 80% inclusive of priority liens. Collateral valuation guidelines follow those for residential real estate loans.

Consumer loan products including personal lines of credit and amortizing loans made to qualified individuals for various purposes such as auto, recreational vehicles, debt consolidation, personal expenses or overdraft protection. Borrower qualifications include favorable credit history combined with supportive income and collateral requirements within established policy guidelines. Consumer loans may be secured or unsecured.

Construction, land and land development loans, both commercial and residential, comprise a small portion of the portfolio, and at 55.8% of capital at December 31, 2022 are below the regulatory guidance of 100.0% of capital. Construction loans and non-owner-occupied commercial real estate loans are at 226.3% of total capital at December 31, 2022, below the regulatory guidance of 300.0% of capital.

The process of establishing the allowance with respect to the commercial loan portfolio begins when a Loan Officer or Senior Officer (or designee) initially assigns each loan a risk rating, using established credit criteria. Approximately 60% of a trailing four quarter average gross commercial portfolio is subject to review and validation annually by an independent consulting firm. Additionally, commercial loan relationships with exposure greater than or equal to $500,000 are subject to review annually by the Company's internal credit review function. The methodology employs Management's judgment as to the level of losses on existing loans based on internal review of the loan portfolio, including an analysis of a borrower's current financial position, and the consideration of current and anticipated economic conditions and their potential effects on specific borrowers or lines of business.

In determining the Company's ability to collect certain loans, Management also considers the fair value of underlying collateral. The risk rating system has eight levels, defined as follows:

1 **Strong** Credits rated "1" are characterized by borrowers fully responsible for the credit with excellent capacity to pay principal and interest. Loans rated "1" may be secured with acceptable forms of liquid collateral.

2 **Above Average**

Credits rated "2" are characterized by borrowers that have better than average liquidity, capitalization, earnings and/or cash flow with a consistent record of solid financial performance.

3 **Satisfactory**

Credits rated "3" are characterized by borrowers with favorable liquidity, profitability and financial condition with adequate cash flow to pay debt service.

4 **Average**

Credits rated "4" are characterized by borrowers that present risk more than 1, 2 and 3 rated loans and merit an ordinary level of ongoing monitoring. Financial condition is on par or somewhat below industry averages while cash flow is generally adequate to meet debt service requirements.

5 **Watch**

Credits rated "5" are characterized by borrowers that warrant greater monitoring due to financial condition or unresolved and identified risk factors.

6 **Other Assets Especially Mentioned (OAEM)**

Loans in this category are currently supported but are potentially weak and constitute an undue and unwarranted credit risk, but not to the point of justifying a classification of substandard. OAEM have potential weaknesses which may, if not checked or corrected, weaken the asset or inadequately protect the Bank's credit position at some future date.

7 **Substandard**

Loans in this category are inadequately supported by the current paying capacity of the borrower or of the collateral, if any. These loans have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. Substandard loans are characterized by the distinct possibility that the Bank may sustain some loss if deficiencies are not corrected.

8 **Doubtful**

Loans classified "Doubtful" have the same weaknesses as those classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, based on currently existing facts, conditions, and values, highly questionable and improbable. The possibility of loss is high, but because of certain important and reasonably specific pending factors which may work to the advantage and strengthening of the asset, its classification as an estimated loss is deferred until its more exact status may be determined.

The following table summarizes the risk ratings for the Company's commercial construction, commercial real estate, commercial other and municipal loans as of December 31, 2022:

	Commercial Real Estate	Commercial Construction	Commercial Other	Municipal Loans	All Risk-Rated Loans
1 Strong	$ —	$ —	$ 2,215,000	$ —	$ 2,215,000
2 Above average	5,702,000	—	23,624,000	37,921,000	67,247,000
3 Satisfactory	125,721,000	1,018,000	64,613,000	1,198,000	192,550,000
4 Average	459,087,000	57,920,000	187,374,000	1,500,000	705,881,000
5 Watch	108,302,000	34,969,000	40,119,000	—	183,390,000
6 OAEM	144,000	—	85,000	—	229,000
7 Substandard	384,000	—	1,329,000	—	1,713,000
8 Doubtful	—	—	—	—	—
Total	$ 699,340,000	$ 93,907,000	$ 319,359,000	$ 40,619,000	$1,153,225,000

The following table summarizes the risk ratings for the Company's commercial construction, commercial real estate, commercial other and municipal loans as of December 31, 2021:

	Commercial Real Estate	Commercial Construction	Commercial Other	Municipal Loans	All Risk-Rated Loans
1 Strong	$ —	$ —	$ 2,118,000	$ —	$ 2,118,000
2 Above average	6,977,000	169,000	7,328,000	46,547,000	61,021,000
3 Satisfactory	98,473,000	2,589,000	60,787,000	349,000	162,198,000
4 Average	378,147,000	47,196,000	154,247,000	1,466,000	581,056,000
5 Watch	88,679,000	29,411,000	37,942,000	—	156,032,000
6 OAEM	3,482,000	—	52,000	—	3,534,000
7 Substandard	440,000	—	2,096,000	—	2,536,000
8 Doubtful	—	—	—	—	—
Total	$ 576,198,000	$ 79,365,000	$ 264,570,000	$ 48,362,000	$ 968,495,000

Commercial loans are generally charged off when all or a portion of the principal amount is determined to be uncollectible. This determination is based on circumstances specific to a borrower including repayment ability, analysis of collateral and other factors as applicable.

Residential loans are comprised of two classes: term loans, which include traditional amortizing home mortgages, and construction loans, which include loans for owner-occupied residential construction. Residential loans typically have a 75% to 80% loan to value ratio based upon current appraisal information at the time the loan is made. Home equity loans and lines of credit are typically written to the same underwriting standards. Consumer loans are primarily amortizing loans to individuals collateralized by automobiles, pleasure craft and recreation vehicles, typically with a maximum loan to value ratio of 80% to 90% of the purchase price of the collateral. Consumer loans also include a small amount of unsecured short-term time notes to individuals.

Residential loans, consumer loans and home equity lines of credit are segregated into homogeneous pools with similar risk characteristics. Trends and current conditions are analyzed and historical loss experience is adjusted accordingly. Quantitative and qualitative adjustment factors for these segments are consistent with those for the commercial and municipal classes. Certain loans in the residential, home equity lines of credit and consumer classes identified as having the potential for further deterioration are analyzed individually to confirm impairment status, and to determine the need for a specific reserve; however, there is no formal rating system used for these classes. Consumer loans greater than 120 days past due are generally charged off. Residential loans 90 days or more past due are placed on non-accrual status unless the loans are both well secured and in the process of collection. One-to four-family residential real estate loans and home equity loans are written down or charged-off no later than 180 days past due, or for residential real estate secured loans having a borrower in bankruptcy, within 60 days of receipt of notification of filing from the bankruptcy court, whichever is sooner. This is subject to completion of a current assessment of the value of the collateral with any outstanding loan balance in excess of the fair value of the property, less costs to sell, written down or charged-off.

There were no changes to the Company's accounting policies or methodology used to estimate the allowance for loan losses during the year ended December 31, 2022.

The following tables present allowance for loan losses activity by class, allowance for loan loss balances by class and related loan balances by class for the years ended December 31, 2022, 2021 and 2020:

For the year ended December 31, 2022	Commercial			Municipal	Residential		Home Equity Line of Credit	Consumer	Unallocated	Total
	Real Estate	Construction	Other		Term	Construction				
Allowance for loan losses:										
Beginning balance	$ 5,367,000	$ 746,000	$ 2,830,000	$ 157,000	$ 2,733,000	$ 148,000	$ 925,000	$ 833,000	$ 1,782,000	$ 15,521,000
Chargeoffs	—	—	309,000	—	8,000	—	29,000	412,000	—	758,000
Recoveries	20,000	—	13,000	—	29,000	—	4,000	144,000	—	210,000
Provision (credit)	729,000	75,000	563,000	5,000	(195,000)	51,000	129,000	497,000	(104,000)	1,750,000
Ending balance	$ 6,116,000	$ 821,000	$ 3,097,000	$ 162,000	$ 2,559,000	$ 199,000	$ 1,029,000	$ 1,062,000	$ 1,678,000	$ 16,723,000
Ending balance specifically evaluated for impairment	$ —	$ —	$ 298,000	$ —	$ 100,000	$ —	$ —	$ —	$ —	$ 398,000
Ending balance collectively evaluated for impairment	$ 6,116,000	$ 821,000	$ 2,799,000	$ 162,000	$ 2,459,000	$ 199,000	$ 1,029,000	$ 1,062,000	$ 1,678,000	$ 16,325,000
Related loan balances:										
Ending balance	$699,340,000	$ 93,907,000	$319,359,000	$40,619,000	$613,919,000	$ 49,907,000	$ 76,560,000	$ 21,063,000	$ —	$1,914,674,000
Ending balance specifically evaluated for impairment	$ 1,236,000	$ 685,000	$ 846,000	$ —	$ 3,089,000	$ —	$ 304,000	$ —	$ —	$ 6,160,000
Ending balance collectively evaluated for impairment	$698,104,000	$ 93,222,000	$318,513,000	$40,619,000	$610,830,000	$ 49,907,000	$ 76,256,000	$ 21,063,000	$ —	$1,908,514,000

For the year ended December 31, 2021	Commercial			Municipal	Residential		Home Equity Line of Credit	Consumer	Unallocated	Total
	Real Estate	Construction	Other		Term	Construction				
Allowance for loan losses:										
Beginning balance	$ 5,178,000	$ 662,000	$ 3,438,000	$ 171,000	$ 2,579,000	$ 102,000	$ 1,211,000	$ 778,000	$ 2,134,000	$ 16,253,000
Chargeoffs	106,000	—	288,000	—	42,000	—	—	312,000	—	748,000
Recoveries	95,000	—	84,000	—	66,000	—	61,000	85,000	—	391,000
Provision (credit)	200,000	84,000	(404,000)	(14,000)	130,000	46,000	(347,000)	282,000	(352,000)	(375,000)
Ending balance	$ 5,367,000	$ 746,000	$ 2,830,000	$ 157,000	$ 2,733,000	$ 148,000	$ 925,000	$ 833,000	$ 1,782,000	$ 15,521,000
Ending balance specifically evaluated for impairment	$ 42,000	$ 16,000	$ 381,000	$ —	$ 137,000	$ —	$ —	$ —	$ —	$ 576,000
Ending balance collectively evaluated for impairment	$ 5,325,000	$ 730,000	$ 2,449,000	$ 157,000	$ 2,596,000	$ 148,000	$ 925,000	$ 833,000	$ 1,782,000	$ 14,945,000
Related loan balances:										
Ending balance	$576,198,000	$ 79,365,000	$264,570,000	$48,362,000	$550,783,000	$ 31,763,000	$ 73,632,000	$ 22,976,000	$ —	$1,647,649,000
Ending balance specifically evaluated for impairment	$ 1,428,000	$ 689,000	$ 1,303,000	$ —	$ 8,173,000	$ —	$ 457,000	$ 2,000	$ —	$ 12,052,000
Ending balance collectively evaluated for impairment	$574,770,000	$ 78,676,000	$263,267,000	$48,362,000	$542,610,000	$ 31,763,000	$ 73,175,000	$ 22,974,000	$ —	$1,635,597,000

For the year ended December 31, 2020	Commercial			Municipal	Residential		Home Equity Line of Credit	Consumer	Unallocated	Total
	Real Estate	Construction	Other		Term	Construction				
Allowance for loan losses:										
Beginning balance	$ 3,742,000	$ 365,000	$ 3,329,000	$ 27,000	$ 1,024,000	$ 25,000	$ 1,078,000	$ 867,000	$ 1,182,000	$ 11,639,000
Chargeoffs	1,088,000	—	27,000	—	66,000	—	153,000	327,000	—	1,661,000
Recoveries	—	—	37,000	—	34,000	—	22,000	132,000	—	225,000
Provision	2,524,000	297,000	99,000	144,000	1,587,000	77,000	264,000	106,000	952,000	6,050,000
Ending balance	$ 5,178,000	$ 662,000	$ 3,438,000	$ 171,000	$ 2,579,000	$ 102,000	$ 1,211,000	$ 778,000	$ 2,134,000	$ 16,253,000
Ending balance specifically evaluated for impairment	$ 112,000	$ 18,000	$ 169,000	$ —	$ 163,000	$ —	$ —	$ —	$ —	$ 462,000
Ending balance collectively evaluated for impairment	$ 5,066,000	$ 644,000	$ 3,269,000	$ 171,000	$ 2,416,000	$ 102,000	$ 1,211,000	$ 778,000	$ 2,134,000	$ 15,791,000
Related loan balances:										
Ending balance	$442,121,000	$ 56,565,000	$285,015,000	$43,783,000	$522,070,000	$ 21,600,000	$ 79,750,000	$25,857,000	$ —	$1,476,761,000
Ending balance specifically evaluated for impairment	$ 3,029,000	$ 770,000	$ 1,779,000	$ —	$ 9,414,000	$ —	$ 1,039,000	$ 8,000	$ —	$ 16,039,000
Ending balance collectively evaluated for impairment	$439,092,000	$ 55,795,000	$283,236,000	$43,783,000	$512,656,000	$ 21,600,000	$ 78,711,000	$25,849,000	$ —	$1,460,722,000

Note 7. Premises and Equipment

Premises and equipment are carried at cost and consist of the following:

As of December 31,	**2022**	2021
Land	**$ 6,404,000**	$ 6,159,000
Land improvements	**1,883,000**	1,788,000
Buildings	**30,873,000**	30,685,000
Equipment	**11,659,000**	11,807,000
	50,819,000	50,439,000
Less accumulated depreciation	**22,542,000**	21,490,000
Total premises and equipment	**$ 28,277,000**	$ 28,949,000

Future minimum receipts under lease agreements at December 31, 2022 by year and in the aggregate are:

2023	$115,000
2024	116,000
2025	116,000
2026	116,000
2027	116,000
Thereafter	15,000
	$594,000

Leases
As part of the acquisition of its branch in Belfast, Maine in December 2020, the Company entered into an operating lease pertaining to land upon which the branch is situated. As of December 31, 2022, the lease has a term of 20 years, including an option to renew. The discount rate used in determining the lease liability was 1.875%, the FHLB advance rate in December 2020 that corresponded to the lease term. Effective December 2021, the Company entered into an operating lease for a new branch facility in Brewer, Maine. As of December 31, 2022, the lease has a term of four years. The discount rate used in determining lease liability was 1.25%, corresponding to a synthesized rate for the same term; the synthesized rate was calculated based on several inputs including FHLB advance rates, brokered CD rates and US Treasury Bonds, all with five year terms.

The right-of-use asset and lease liability by lease type, and the associated balance sheet classifications as of December 31, 2022 and 2021 were as follows:

Balance Sheet Classification		2022	2021
Right-of-use assets:			
Operating leases	Premises and equipment, net	$737,000	$822,000
Lease liabilities:			
Operating leases	Other liabilities	$737,000	$822,000

Lease expense for the year ended December 31, 2022 related to these leases was $97,000. There was $34,000 lease expense for 2021 and none for 2020.

Future lease payments for operating leases with initial terms of one year or more as of December 31, 2022 are as follows:

2023	$97,000
2024	97,000
2025	97,000
2026	91,000
2027	28,000
Thereafter	431,000
Total undiscounted lease payments	841,000
Less: imputed interest	104,000
Net lease liability	$737,000

Note 8. Other Real Estate Owned

The following summarizes other real estate owned:

As of December 31,	2022	2021
Real estate acquired in settlement of loans	$ —	$ —

Changes in the allowance for losses from other real estate owned were as follows:

For the years ended December 31,	2022	2021	2020
Balance at beginning of year	$ —	$ 45,000	$ —
Losses charged to allowance	—	(45,000)	—
Provision charged to operating expenses	—	—	45,000
Balance at end of year	$ —	$ —	$ 45,000

Note 9. Income Taxes

The current and deferred components of income tax expense (benefit) were as follows:

For the years ended December 31,		2022		2021		2020
Federal income tax						
Current	$	7,912,000	$	6,058,000	$	4,923,000
Deferred		(127,000)		999,000		(262,000)
		7,785,000		7,057,000		4,661,000
State franchise tax		611,000		587,000		460,000
	$	8,396,000	$	7,644,000	$	5,121,000

The actual tax expense differs from the expected tax expense (computed by applying the applicable U.S. Federal corporate income tax rate to income before income taxes) as follows:

For the years ended December 31,		2022		2021		2020
Expected tax expense	$	9,951,000	$	9,222,000	$	6,773,000
Non-taxable income		(1,756,000)		(1,833,000)		(1,808,000)
State franchise tax, net of federal tax benefit		483,000		444,000		348,000
Equity compensation		(54,000)		(41,000)		(43,000)
Tax credits, net of amortization		(203,000)		(150,000)		(144,000)
Other		(25,000)		2,000		(5,000)
	$	8,396,000	$	7,644,000	$	5,121,000

Deferred tax assets and liabilities are classified in other assets and other liabilities in the consolidated balance sheets. No valuation allowance is deemed necessary for the deferred tax asset. Items that give rise to the deferred income tax assets and liabilities and the tax effect of each at December 31, 2022 and 2021 are as follows:

		2022		2021
Allowance for loan losses	$	3,512,000	$	3,259,000
Accrued pension and post-retirement		828,000		887,000
Unrealized loss on securities available for sale		11,887,000		457,000
Unrealized loss on derivative instruments		1,031,000		544,000
Unrealized loss on securities transferred from available for sale to held to maturity		17,000		23,000
Restricted stock grants		320,000		308,000
Core deposit intangible		34,000		29,000
Investment in flow through entities		87,000		79,000
Other assets		41,000		35,000
Total deferred tax asset		17,757,000		5,621,000
Net deferred loan costs		(2,285,000)		(2,055,000)
Depreciation		(2,272,000)		(2,334,000)
Goodwill		(267,000)		(214,000)
Mortgage servicing rights		(524,000)		(561,000)
Unrealized gain on derivative instruments		(1,176,000)		(544,000)
Prepaid expense		(252,000)		(295,000)
Total deferred tax liability		(6,776,000)		(6,003,000)
Net deferred tax asset (liability)	$	10,981,000	$	(382,000)

At December 31, 2022 and 2021, the Company held investments in four limited partnerships with related low income housing tax credits. The tax credits from the investments are estimated at $354,000 for the years ended December 31, 2022 and 2021, and are recorded as a reduction of income tax expense. Amortization of the investment in the limited partnership totaled $305,000 and $309,000 for the years ended December 31, 2022 and 2021, respectively, and is recognized as a component of income tax expense in the consolidated statements of income. The carrying value of these investments was $1,448,000 at December 31, 2022 and

$1,753,000 at December 31, 2021, which is comprised of the Company's equity investment in the limited partnerships, and is recorded in other assets.

FASB ASC Topic 740, "Income Taxes," defines the criteria that an individual tax position must satisfy for some or all of the benefits of that position to be recognized in a company's financial statements. Topic 740 prescribes a recognition threshold of more-likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements. The Company is currently open to audit under the statute of limitations by the Internal Revenue Service ("IRS") for the years ended December 31, 2019 through 2022.

Note 10. Certificates of Deposit

The following table represents the breakdown of certificates of deposit at December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Certificates of deposit < $100,000	$ 489,793,000	$ 252,568,000
Certificates $100,000 to $250,000	259,614,000	258,211,000
Certificates $250,000 and over	118,264,000	55,426,000
	$ 867,671,000	$ 566,205,000

At December 31, 2022, the scheduled maturities of certificates of deposit are as follows:

Year of Maturity	Less than $100,000	$100,000 and Greater	All Certificates of Deposit
2023	$ 293,740,000	$ 247,466,000	$ 541,206,000
2024	90,083,000	105,165,000	195,248,000
2025	63,551,000	8,997,000	72,548,000
2026	38,396,000	9,708,000	48,104,000
2027	3,949,000	6,542,000	10,491,000
2028 and thereafter	74,000	—	74,000
	$ 489,793,000	$ 377,878,000	$ 867,671,000

Interest on certificates of deposit of $100,000 or more was $4,058,000, $2,462,000, and $5,327,000 in 2022, 2021 and 2020, respectively.

Note 11. Borrowed Funds

Borrowed funds may consist of Discount Window borrowings from the FRB, advances from the FHLB and securities sold under agreements to repurchase with municipal and commercial customers. Pursuant to collateral agreements, FHLB advances are collateralized by all stock in FHLB, qualifying first mortgage loans, U.S. Government and Agency securities not pledged to others, and funds on deposit with FHLB. All FHLB advances as of December 31, 2022 had fixed rates of interest until their respective maturity dates. Securities sold under agreements to repurchase include U.S. agencies securities and other securities. Repurchase agreements have maturity dates ranging from one to three days. The Bank also has in place $76,000,000 in credit lines with correspondent banks and a credit facility of $158,000,000 with the Federal Reserve Bank of Boston using commercial and home equity loans as collateral. Of the correspondent bank and FRB credit lines, none were in use as of December 31, 2022.

Borrowed funds at December 31, 2022 and 2021 have the following range of interest rates and maturity dates:

As of December 31, 2022			
Federal Home Loan Bank Advances			
2023	4.26% - 4.38%	$	38,990,000
2024	0.00%		84,000
2025	0.00%		—
2026	0.00%		—
2027 and thereafter	0.00%		—
			39,074,000
Repurchase agreements			
Municipal and commercial customers	0.05% - 3.55%		64,409,000
		$	103,483,000
As of December 31, 2021			
Federal Home Loan Bank Advances and Federal Reserve Bank Borrowings			
2022	0.00%	$	—
2023	0.00%		—
2024	0.00%		90,000
2025	1.35% - 1.40%		55,000,000
2026 and thereafter	0.00%		—
			55,090,000
Repurchase agreements			
Municipal and commercial customers	0.05% - 2.00%		81,252,000
		$	136,342,000

Note 12. Employee Benefit Plans

401(k) Plan

The Bank has a defined contribution plan available to substantially all employees who have completed three months of service. Employees may contribute up to Internal Revenue Service determined limits and the Bank may provide a match to employee contributions not to exceed 3.0% of compensation depending on contribution level. The Plan is a safe harbor plan whereby the Bank also contributes a minimum 3.0% of annual compensation to the plan for all eligible employees. The expense related to the 401(k) plan was $977,000, $775,000, and $981,000 in 2022, 2021, and 2020, respectively.

Deferred Compensation and Supplemental Retirement Plan

The Bank also provides unfunded supplemental retirement benefits for certain officers, payable in installments over 20 years commencing upon retirement or death. The agreements consist of individual contracts with differing characteristics that, when taken together, do not constitute a post-retirement plan. There are no active officers eligible for these benefits. The costs for these benefits are recognized over the service periods of the participating officers in accordance with FASB ASC Topic 712, "Compensation – Nonretirement Postemployment Benefits". The expense of these supplemental plans was $308,000 in 2022, $167,000 in 2021, and $450,000 in 2020. As of December 31, 2022 and 2021, the accrued liability of these plans was $2,893,000 and $2,872,000, respectively, and is recorded in other liabilities.

Postretirement Benefit Plans

The Bank sponsors two postretirement benefit plans. One plan currently provides a subsidy for health insurance premiums to certain retired employees; these subsidies are based on years of service and range between $40 and $1,200 per month per person. The other plan provides life insurance coverage to certain retired employees and health insurance for retired directors. None of these plans are prefunded. The Company utilizes FASB ASC Topic 712 to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in the funded status in the year in which the changes occur through comprehensive income (loss).

The following table sets forth the accumulated post-retirement benefit obligation and funded status:

At December 31,	2022	2021	2020
Change in benefit obligations			
Benefit obligation at beginning of year:	$ 1,353,000	$ 1,523,000	$ 1,581,000
Interest cost	33,000	29,000	46,000
Benefits paid	(93,000)	(93,000)	(97,000)
Actuarial gain	(243,000)	(106,000)	(7,000)
Benefit obligation at end of year:	$ 1,050,000	$ 1,353,000	$ 1,523,000
Funded status			
Benefit obligation at end of year	$(1,050,000)	$ (1,353,000)	$ (1,523,000)
Unamortized gain	(345,000)	(133,000)	(35,000)
Accrued benefit cost	$(1,395,000)	$ (1,486,000)	$ (1,558,000)
Weighted average discount rate as of December 31	4.75 %	2.50 %	2.00 %

The following table sets forth the net periodic benefit cost:

For the years ended December 31,	2022	2021	2020
Components of net periodic benefit cost			
Interest cost	$ 33,000	$ 29,000	$ 46,000
Other settlement income	(31,000)	(9,000)	(2,000)
Net periodic benefit cost	$ 2,000	$ 20,000	$ 44,000
Weighted average discount rate for net periodic cost	2.50 %	2.00 %	3.00 %

The measurement date for benefit obligations was as of year-end for all years presented. The estimated amount of benefits to be paid in 2023 is $88,000. For years ending 2024 through 2027, the estimated amount of benefits to be paid is $97,000, $95,000, $93,000 and $90,000, respectively, and the total estimated amount of benefits to be paid for years ended 2028 through 2031 is $406,000. Plan expense for 2023 is estimated to be $19,000.

In accordance with FASB ASC Topic 715, "Compensation – Retirement Benefits", amounts not yet reflected in net periodic benefit cost and included in accumulated other comprehensive income (loss) are as follows:

At December 31,		2022		2021		Portion to Be Recognized in Income in 2023
Unamortized net actuarial gain	$	345,000	$	133,000	$	—
Deferred tax expense at 21%		(72,000)		(28,000)		—
Net unrecognized post-retirement benefits included in accumulated other comprehensive income	$	273,000	$	105,000	$	—

Note 13. Other Comprehensive Income (Loss)

The following table summarizes activity in the unrealized gain or loss on available for sale securities included in other comprehensive income (loss) for the years ended December 31, 2022, 2021 and 2020.

For the years ended December 31,		2022		2021		2020
Balance at beginning of year	$	(1,718,000)	$	5,009,000	$	3,657,000
Unrealized gains (losses) arising during the year		(54,424,000)		(8,492,000)		2,866,000
Reclassification of realized gains during the year		(7,000)		(23,000)		(1,155,000)
Related deferred taxes		11,431,000		1,788,000		(359,000)
Net change		(43,000,000)		(6,727,000)		1,352,000
Balance at end of year	$	(44,718,000)	$	(1,718,000)	$	5,009,000

The reclassification of realized gains is included in the net securities gains line of the consolidated statements of income and comprehensive income and the tax effect is included in the income tax expense line of the same statement.

The following table summarizes activity in the unrealized loss on securities transferred from available for sale to held to maturity included in other comprehensive income (loss) for the years ended December 31, 2022, 2021, and 2020.

For the years ended December 31,		2022		2021		2020
Balance at beginning of year	$	(87,000)	$	(133,000)	$	(182,000)
Amortization of net unrealized gains		29,000		58,000		62,000
Related deferred taxes		(6,000)		(12,000)		(13,000)
Net change		23,000		46,000		49,000
Balance at end of year	$	(64,000)	$	(87,000)	$	(133,000)

The following table represents the effect of the Company's derivative financial instruments included in other comprehensive income (loss) for the years ended December 31, 2022, 2021, and 2020.

For the years ended December 31,		2022		2021		2020
Balance at beginning of year	$	—	$	(4,932,000)	$	97,000
Unrealized gains (losses) on cash flow hedging derivatives arising during the year		689,000		6,243,000		(6,366,000)
Related deferred taxes		(145,000)		(1,311,000)		1,337,000
Net change		544,000		4,932,000		(5,029,000)
Balance at end of year	$	544,000	$	—	$	(4,932,000)

The following table summarizes activity in the unrealized gain or loss on postretirement benefits included in other comprehensive income (loss) for the years ended December 31, 2022, 2021, and 2020:

For the years ended December 31,		2022		2021		2020
Unrecognized postretirement benefits at beginning of year	$	105,000	$	28,000	$	24,000
Change in unamortized net actuarial gain		212,000		98,000		5,000
Related deferred taxes		(44,000)		(21,000)		(1,000)
Net change		168,000		77,000		4,000
Unrecognized postretirement benefits at end of year	$	273,000	$	105,000	$	28,000

The reclassification of accumulated losses is a component of net periodic benefit cost (see Note 12) and the income tax effect is included in the income tax expense line of the consolidated statements of income and comprehensive income.

Note 14 - Financial Derivative Instruments

The Bank uses derivative financial instruments for risk management purposes and not for trading or speculative purposes. As part of its overall asset and liability management strategy, the Bank periodically uses derivative instruments to minimize significant unplanned fluctuations in earnings and cash flows caused by interest rate volatility. The Bank's interest rate risk management strategy involves modifying the re-pricing characteristics of certain assets or liabilities so that changes in interest rates do not have a significant effect on net interest income.

The details of the interest rate swap agreements are as follows:

Effective Date	Maturity Date	Variable Index Received	Fixed Rate Paid	Presentation on Consolidated Balance Sheet	December 31, 2022		December 31, 2021	
					Notional Amount	Fair Value	Notional Amount	Fair Value
4/27/2022	10/27/2023	USD-SOFR-COMPOUND	2.498%	Other Assets	$ 10,000,000	$ 187,000	$ —	$ —
4/27/2022	1/27/2024	USD-SOFR-COMPOUND	2.576%	Other Assets	$ 10,000,000	$ 233,000	$ —	$ —
4/27/2022	4/27/2024	USD-SOFR-COMPOUND	2.619%	Other Assets	$ 10,000,000	$ 269,000	$ —	$ —
					$ 30,000,000	$ 689,000	$ —	$ —

The Company would reclassify unrealized gains or losses accounted for within accumulated other comprehensive income (loss) into earnings if the interest rate swaps were to become ineffective or the swaps were to terminate. In the fourth quarter 2021, the Bank took advantage of market opportunities to terminate its interest rate swap position in order to de-lever the balance sheet and reset wholesale funding costs. A one-time gain of $336,000 was recognized in non-interest income. Amounts paid or received under the swaps are reported in interest expense in the consolidated statement of income, and in interest paid in the consolidated statement of cash flows.

Customer loan derivatives

The Bank will enter into interest rate swaps with qualified commercial customers. Through these arrangements, the Bank is able to provide a means for a loan customer to obtain a long-term fixed rate, while it simultaneously contracts with an approved, highly-rated, third-party financial institution as counterparty to swap the fixed rate for a variable rate. Such loan level arrangements are not designated as hedges for accounting purposes, and are recorded at fair value in the Company's consolidated balance sheet.

At December 31, 2022 there were six customer loan swap arrangements in place, detailed below:

	Presentation on Consolidated Balance Sheet	December 31, 2022			December 31, 2021		
		Number of Positions	Notional Amount	Fair Value	Number of Positions	Notional Amount	Fair Value
Pay Fixed, Receive Variable	Other Assets	6	$ 37,411,000	$ 4,910,000	3	$ 15,765,000	$ 789,000
Pay Fixed, Receive Variable	Other Liabilities	—	—	—	3	24,604,000	(1,802,000)
		6	37,411,000	4,910,000	6	40,369,000	(1,013,000)
Receive Fixed, Pay Variable	Other Assets	—	—	—	3	24,604,000	1,802,000
Receive Fixed, Pay Variable	Other Liabilities	6	37,411,000	(4,910,000)	3	15,765,000	(789,000)
		6	37,411,000	(4,910,000)	6	40,369,000	1,013,000
Total		12	$ 74,822,000	$ —	12	$ 80,738,000	$ —

Derivative collateral

The Company has entered into a master netting arrangement with its counterparty and settles payments with the counterparty as necessary. The Bank's arrangement with its institutional counterparty requires it to post cash or other assets as collateral for its various swap contracts in a net liability position based on their fair values and the Bank's credit rating or receive cash collateral for contracts in a net asset position as requested. At December 31, 2022, there was no collateral posted on its swap contracts or required amount to be pledged.

Cessation of LIBOR

As discussed in Item 1A Risk Factors, the Company is aware that 1) certain tenors of USD denominated LIBOR indices ceased being published after December 31, 2021, while other tenors are expected to continue being published until June 30, 2023, and 2) use of LIBOR as an index for new contracts was to be discontinued after December 31, 2021. The Federal Reserve formed the ARRC to guide the transition process in the United States. ARRC has issued a number of recommendations including the adoption of the SOFR as a replacement for LIBOR. The International Swap and Derivatives Association ("ISDA"), the organization that oversees and guides swap and derivatives markets and participants, continues to work on transitions and has issued a voluntary fallback protocol for market participants. The Company has adopted SOFR as its replacement reference rate index for new transactions. Each of the customer loan swap contracts the Company has in place as of December 31, 2022 is tied to a LIBOR tenor expected to be published until June 30, 2023. The six customer loan swap contracts shown in the table immediately above have maturity dates of December 19, 2029, August 21, 2030, April 1, 2031, July 1, 2035, October 1, 2035 and October 1, 2039. It is anticipated that necessary actions to amend these legacy contracts to incorporate the new replacement reference rate index will be undertaken prior to June 30, 2023.

Note 15. Common Stock

In 2016, the Company reserved 250,000 shares of its common stock to be made available to directors and employees who elect to participate in the stock purchase or savings and investment plans. As of December 31, 2022, 94,193 shares had been issued pursuant to these plans, leaving 155,807 shares available for future use. The issuance price is based on the market price of the stock at issuance date. Prior to 2016, the Company had reserved 700,000 shares of its common stock to be made available to directors and employees who elected to participate in the stock purchase or savings investment plans. Sales of stock to directors and employees amounted to 14,990 shares in 2022, 12,267 shares in 2021, and 14,117 shares in 2020.

In 2001, the Company established a dividend reinvestment plan to allow shareholders to use their cash dividends for the automatic purchase of shares in the Company. The plan was amended in 2018 to reflect changes in its administration. When the plan was established, 600,000 shares were registered with the Securities and Exchange Commission, and as of December 31, 2022, 316,688 shares have been issued, leaving 283,312 shares available for future issuance. Participation in this plan is optional and at the individual discretion of each shareholder. Shares are purchased for the plan from the Company at a price per share equal to the average of the daily bid and asked prices reported on the NASDAQ System for the five trading days immediately preceding, but not including, the dividend payment date. Sales of stock under the dividend reinvestment plan amounted to 11,326 shares in 2022, 11,772 shares in 2021, and 15,064 shares in 2020.

Proceeds from issuances of common stock under these plans totaled $796,000, $689,000 and $670,000 for the years ended December 31, 2022, 2021 and 2020, respectively.

Note 16. Stock Options and Stock-Based Compensation

At the 2010 Annual Meeting, shareholders approved the 2010 Equity Incentive Plan (the "2010 Plan"). The 2010 Plan expired on April 28, 2020, leaving 215,513 shares not issued. At the 2020 Annual Meeting, shareholders approved the 2020 Equity Incentive Plan (the "2020 Plan"). The 2020 Plan reserves 400,000 shares of common stock for issuance in connection with stock options, restricted stock awards and other equity based awards to attract and retain the best available personnel, provide additional incentive to officers, employees and non-employee Directors and promote the success of the Company. Such grants and awards will be structured in a manner that does not encourage the recipients to expose the Company to undue or inappropriate risk. Options issued under the 2020 Plan qualify for treatment as incentive stock options for purposes of Section 422 of the Internal Revenue Code. Other compensation under the 2020 Plan will qualify as performance-based for purposes of Section 162(m) of the Internal Revenue Code, and will satisfy NASDAQ guidelines relating to equity compensation.

As of December 31, 2022, 184,487 shares of restricted stock had been granted under the 2010 Plan and 69,184 shares under the 2020 Plan, of which 81,777 shares remain restricted as of December 31, 2022 as detailed in the following table:

Year Granted	Vesting Term (In Years)	Shares	Remaining Term (In Years)
2018	5.0	6,184	0.0
2020	3.0	20,342	0.1
2021	3.0	27,172	1.1
2022	3.0	24,829	2.1
2022	2.5	1,250	2.1
2022	1.0	2,000	0.1
		81,777	1.1

The compensation cost related to these restricted stock grants was $2,319,000 and will be recognized over the vesting terms of each grant. In 2022, $809,000 of expense was recognized for these restricted shares, leaving $796,000 in unrecognized expense as of December 31, 2022. In 2021, $856,000 of expense was recognized for restricted shares, leaving $671,000 in unrecognized expense as of December 31, 2021.

Note 17. Earnings Per Share

The following table provides detail for basic earnings per share (EPS) and diluted (EPS) for the years ended December 31, 2022, 2021 and 2020:

	Income (Numerator)	Shares (Denominator)	Per-Share Amount
For the year ended December 31, 2022			
Net income as reported	$ 38,990,000		
Basic EPS: Income available to common shareholders	38,990,000	10,931,328	$ 3.56
Effect of dilutive securities: restricted stock		99,330	
Diluted EPS: Income available to common shareholders plus assumed conversions	$ 38,990,000	11,030,658	$ 3.53
For the year ended December 31, 2021			
Net income as reported	$ 36,269,000		
Basic EPS: Income available to common shareholders	36,269,000	10,903,844	$ 3.33
Effect of dilutive securities: restricted stock		83,335	
Diluted EPS: Income available to common shareholders plus assumed conversions	$ 36,269,000	10,987,179	$ 3.30
For the year ended December 31, 2020			
Net income as reported	$ 27,129,000		
Basic EPS: Income available to common shareholders	27,129,000	10,858,606	$ 2.50
Effect of dilutive securities: restricted stock		74,212	
Diluted EPS: Income available to common shareholders plus assumed conversions	$ 27,129,000	10,932,818	$ 2.48

All EPS calculations have been made using the weighted average number of shares outstanding during the period. The dilutive securities are shares of restricted stock granted to certain key members of Management. The dilutive number of shares has been calculated using the treasury method, assuming that all granted stock was vested at the end of each period.

Note 18. Regulatory Capital Requirements

The ability of the Company to pay cash dividends to its shareholders depends primarily on receipt of dividends from its subsidiary, the Bank. The Bank may pay dividends to its parent out of so much of its net income as the Bank's directors deem appropriate, subject to the limitation that the total of all dividends declared by the Bank in any calendar year may not exceed the total of its net income of that year combined with its retained net income of the preceding two years and subject to minimum regulatory capital requirements. The amount available for dividends in 2023 will be 2023 earnings plus retained earnings of $49,602,000 from 2022 and 2021.

The payment of dividends by the Company is also affected by various regulatory requirements and policies, such as the requirements to maintain adequate capital. In addition, if, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the bank, could include the payment of dividends), that authority may require, after notice and hearing, that such bank cease and desist from that practice. The Federal Reserve Bank and the Comptroller of the Currency have each indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsafe and unsound banking practice. The Federal Reserve Bank, the Comptroller of the Currency and the Federal Deposit Insurance Corporation have issued policy statements which provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

In addition to the effect on the payment of dividends, failure to meet minimum capital requirements can also result in mandatory and discretionary actions by regulators that, if undertaken, could have an impact on the Company's operations. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measurements of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Financial institution regulators have established guidelines for minimum capital ratios for banks and bank holding companies. The net unrealized gain or loss on securities available for sale is generally not included in computing regulatory capital. The Company maintains its capital in accordance with the Basel III regulatory capital framework as approved by the federal banking agencies. To avoid limitations on capital distributions, including dividend payments, the Company must hold a capital conservation buffer above the adequately capitalized risk-based capital ratios. As of December 31, 2022, the Company's capital conservation buffer was 5.58%, and met the minimum requirement of 2.5%.

As of December 31, 2022, the most recent notification from the Office of the Comptroller of the Currency classified the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, common equity Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since this notification that Management believes have changed the Bank's category.

The actual and minimum capital amounts and ratios for the Bank are presented in the following table:

	Actual	For capital adequacy purposes	To be well-capitalized under prompt corrective action provisions
As of December 31, 2022			
Tier 2 capital to	$257,671,000	$152,467,000	$190,583,000
risk-weighted assets	13.52 %	8.00 %	10.00 %
Tier 1 capital to	$240,848,000	$114,350,000	$152,467,000
risk-weighted assets	12.64 %	6.00 %	8.00 %
Common equity Tier 1 capital to	$240,848,000	$ 85,762,000	$123,879,000
risk-weighted assets	12.64 %	4.50 %	6.50 %
Tier 1 capital to	$240,848,000	$109,451,000	$136,814,000
average assets	8.81 %	4.00 %	5.00 %
As of December 31, 2021			
Tier 2 capital to	$230,546,000	$130,118,000	$162,647,000
risk-weighted assets	14.17 %	8.00 %	10.00 %
Tier 1 capital to	$214,925,000	$ 97,588,000	$130,118,000
risk-weighted assets	13.21 %	6.00 %	8.00 %
Common equity Tier 1 capital to	$214,925,000	$ 73,191,000	$105,720,000
risk-weighted assets	13.21 %	4.50 %	6.50 %
Tier 1 capital to	$214,925,000	$100,461,000	$125,576,000
average assets	8.56 %	4.00 %	5.00 %

The actual and minimum capital amounts and ratios for the Company, on a consolidated basis, are presented in the following table:

	Actual	For capital adequacy purposes	To be well-capitalized under prompt corrective action provisions
As of December 31, 2022			
Tier 2 capital to	$258,855,000	$152,467,000	n/a
risk-weighted assets	13.58 %	8.00 %	n/a
Tier 1 capital to	$242,032,000	$114,350,000	n/a
risk-weighted assets	12.70 %	6.00 %	n/a
Common equity Tier 1 capital to	$242,032,000	$ 85,762,000	n/a
risk-weighted assets	12.70 %	4.50 %	n/a
Tier 1 capital to	$242,032,000	$107,442,000	n/a
average assets	9.01 %	4.00 %	n/a
As of December 31, 2021			
Tier 2 capital to	$232,053,000	$130,118,000	n/a
risk-weighted assets	14.27 %	8.00 %	n/a
Tier 1 capital to	$216,432,000	$ 97,588,000	n/a
risk-weighted assets	13.31 %	6.00 %	n/a
Common equity Tier 1 capital to	$216,432,000	$ 73,191,000	n/a
risk-weighted assets	13.31 %	4.50 %	n/a
Tier 1 capital to	$216,432,000	$100,312,000	n/a
average assets	8.63 %	4.00 %	n/a

Note 19. Off-Balance-Sheet Financial Instruments and Concentrations of Credit Risk

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans, commitments for unused lines of credit, and standby letters of credit. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

Commitments for unused lines of credit are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on Management's credit evaluation of the borrower. The Bank did not incur any losses on its commitments in 2022, 2021 or 2020.

Standby letters of credit are conditional commitments issued by the Bank to guarantee a customer's performance to a third party, with the customer being obligated to repay (with interest) any amounts paid out by the Bank under the letter of credit. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

At December 31, 2022 and 2021, the Bank had the following off-balance-sheet financial instruments, whose contract amounts represent credit risk:

As of December 31,	2022	2021
Unused lines, collateralized by residential real estate	$ 105,637,000	$ 94,650,000
Other unused commitments	113,175,000	121,331,000
Standby letters of credit	5,063,000	4,425,000
Commitments to extend credit	100,508,000	143,498,000
Total	$ 324,383,000	$ 363,904,000

The Bank grants residential, commercial and consumer loans to customers principally located in the Mid-Coast and Down East regions of Maine. Collateral on these loans typically consists of residential or commercial real estate, or personal property. Although the loan portfolio is diversified, a substantial portion of borrowers' ability to honor their contracts is dependent on the economic conditions in the area, especially in the real estate sector.

Derivative Financial Instruments Designated as Hedges
As part of its overall asset and liability management strategy, the Bank periodically uses derivative instruments to minimize significant unplanned fluctuations in earnings and cash flows caused by interest rate volatility. The Bank's interest rate risk management strategy involves modifying the re-pricing characteristics of certain assets and/or liabilities so that change in interest rates does not have a significant adverse effect on net interest income. Derivative instruments that Management periodically uses as part of its interest rate risk management strategy may include interest rate swap agreements, interest rate floor agreements, and interest rate cap agreements.

The Bank also enters into swap arrangements with qualified loan customers as a means to provide these customers with access to long-term fixed interest rates for borrowings, and simultaneously enters into a swap contract with an approved third- party financial institution. The terms of the two contracts are designed to offset one another resulting in their being neither a net gain or a loss. The notional amounts of the financial derivative instruments do not represent exposure to credit loss. The Bank is exposed to credit loss only to the extent that either counter-party defaults in its responsibility to pay interest under the terms of the agreements. Credit risk is mitigated by prudent underwriting of the loan customer and financial institution counterparties. As of December 31, 2022, the Bank had six customer loan swap contracts in place with a total notional value of $74,822,000.

Note 20. Fair Value Disclosures

Certain assets and liabilities are recorded at fair value to provide additional insight into the Company's quality of earnings. Some of these assets and liabilities are measured on a recurring basis while others are measured on a nonrecurring basis, with the determination based upon applicable existing accounting pronouncements. For example, securities available for sale are recorded at fair value on a recurring basis. Other assets, such as mortgage servicing rights, loans held for sale, and impaired loans, are recorded at fair value on a nonrecurring basis using the lower of cost or market methodology to determine impairment of individual assets. The Company groups assets and liabilities which are recorded at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement (with level 1 considered highest and level 3 considered lowest). A brief description of each level follows.
    Level 1 – Valuation is based upon quoted prices for identical instruments in active markets.
    Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
    Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates that market participants would use in pricing the asset or liability. Valuation includes use of discounted cash flow models and similar techniques.

The fair value methods and assumptions for the Company's financial instruments and other assets measured at fair value are set forth below.

Investment Securities

The fair values of investment securities are estimated by independent providers using a market approach with observable inputs, including matrix pricing and recent transactions. In obtaining such valuation information from third parties, the Company has evaluated their valuation methodologies used to develop the fair values in order to determine whether the valuations are representative of an exit price in the Company's principal markets. The Company's principal markets for its securities portfolios are the secondary institutional markets, with an exit price that is predominantly reflective of bid level pricing in those markets. Fair values are calculated based on the value of one unit without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible tax ramifications, or estimated transaction costs. If these considerations had been incorporated into the fair value estimates, the aggregate fair value could have been changed. The carrying values of restricted equity securities approximate fair values. As such, the Company classifies investment securities as Level 2.

Loans

Fair values are estimated for portfolios of loans are based on an exit pricing notion. The fair values of performing loans are calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest risk inherent in the loan. The estimates of maturity are based on the Company's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions, and the effects of estimated prepayments. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information. Management has made estimates of fair value using discount rates that it believes to be reasonable. However, because there is no market for many of these financial instruments, Management has no basis to determine whether the fair value presented above would be indicative of the value negotiated in an actual sale. As such, the Company classifies loans as Level 3, except for certain collateral-dependent impaired loans. Fair values of impaired loans are based on estimated cash flows and are discounted using a rate commensurate with the risk associated with the estimated cash flows, or if collateral dependent, discounted to the appraised value of the collateral as determined by reference to sale prices of similar properties, less costs to sell. As such, the Company classifies collateral dependent impaired loans for which a specific reserve results in a fair value measure as Level 2. All other impaired loans are classified as Level 3.

Other Real Estate Owned

Real estate acquired through foreclosure is initially recorded at fair value. The fair value of other real estate owned is based on property appraisals and an analysis of sales prices of similar properties currently available. As such, the Company records other real estate owned as nonrecurring Level 2.

Mortgage Servicing Rights

Mortgage servicing rights represent the value associated with servicing residential mortgage loans. Servicing assets and servicing liabilities are reported using the amortization method and compared to fair value for impairment. In evaluating the fair values of mortgage servicing rights, the Company obtains third party valuations based on loan level data including note rate, type and term of the underlying loans. As such, the Company classifies mortgage servicing rights as Level 2.

Time Deposits

The fair value of maturity deposits is based on the discounted value of contractual cash flows using a replacement cost of funds approach. The discount rate is estimated using the cost of funds borrowing rate in the market. As such, the Company classifies deposits as Level 2.

Borrowed Funds

The fair value of borrowed funds is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently available for borrowings of similar remaining maturities. As such, the Company classifies borrowed funds as Level 2.

Derivatives

The fair value of interest rate swaps is determined using inputs that are observable in the market place obtained from third parties including yield curves, publicly available volatilities, and floating indexes and, accordingly, are classified as Level 2 inputs. The credit value adjustments associated with derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by the Company and its counterparties. As of December 31, 2022 and 2021, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives due to collateral postings.

Customer Loan Derivatives

The valuation of the Company's customer loan derivatives is obtained from a third-party pricing service and is determined using a discounted cash flow analysis on the expected cash flows of each derivative. The pricing analysis is based on observable inputs for the contractual terms of the derivatives, including the period to maturity and interest rate curves. The Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of master netting arrangements and any applicable credit enhancements, such as collateral postings.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These values do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on Management's judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial instruments include the deferred tax asset, premises and equipment, and other real estate owned. In addition, tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The following tables present the balances of assets and liabilities that were measured at fair value on a recurring basis as of December 31, 2022 and 2021.

	At December 31, 2022			
	Level 1	Level 2	Level 3	Total
Securities available for sale				
U.S. Government-sponsored agencies	$ —	$ 19,147,000	$ —	$ 19,147,000
Mortgage-backed securities	—	228,676,000	—	228,676,000
State and political subdivisions	—	33,191,000	—	33,191,000
Asset-backed securities	—	3,495,000	—	3,495,000
Total securities available for sale	—	284,509,000	—	284,509,000
Interest rate swap agreements	—	689,000	—	689,000
Customer loan interest swap agreements	—	4,910,000	—	4,910,000
Total interest rate swap agreements	—	5,599,000	—	5,599,000
Total assets	$ —	$ 290,108,000	$ —	$ 290,108,000

	At December 31, 2022			
	Level 1	Level 2	Level 3	Total
Customer loan interest swap agreements	$ —	$ 4,910,000	$ —	$ 4,910,000
Total liabilities	$ —	$ 4,910,000	$ —	$ 4,910,000

	At December 31, 2021							
		Level 1		Level 2		Level 3		Total
Securities available for sale								
U.S. Government-sponsored agencies	$	—	$	21,899,000	$	—	$	21,899,000
Mortgage-backed securities		—		254,900,000		—		254,900,000
State and political subdivisions		—		39,122,000		—		39,122,000
Asset-backed securities		—		4,645,000		—		4,645,000
Total securities available for sale		—		320,566,000		—		320,566,000
Customer loan interest swap agreements		—		2,591,000		—		2,591,000
Total assets	$	—	$	323,157,000	$	—	$	323,157,000

	At December 31, 2021							
		Level 1		Level 2		Level 3		Total
Customer loan interest swap agreements	$	—	$	2,591,000	$	—	$	2,591,000
Total liabilities	$	—	$	2,591,000	$	—	$	2,591,000

Assets and Liabilities Recorded at Fair Value on a Non-Recurring Basis

The following tables present assets measured at fair value on a nonrecurring basis that have had a fair value adjustment since their initial recognition. Mortgage servicing rights are presented net of an impairment reserve of $26,000 at December 31, 2021. There was no impairment reserve as of December 31, 2022. The Company had no other real estate owned or related allowance at December 31, 2022 and 2021. Only collateral-dependent impaired loans with a related specific allowance for loan losses or a partial charge off are included in impaired loans for purposes of fair value disclosures. Impaired loans below are presented net of specific allowances of $135,000 and $441,000 at December 31, 2022 and 2021, respectively.

	At December 31, 2022							
		Level 1		Level 2		Level 3		Total
Mortgage servicing rights	$	—	$	3,734,000	$	—	$	3,734,000
Impaired loans		—		20,000		—		20,000
Total assets	$	—	$	3,754,000	$	—	$	3,754,000

	At December 31, 2021							
		Level 1		Level 2		Level 3		Total
Mortgage servicing rights	$	—	$	3,041,000	$	—	$	3,041,000
Impaired loans		—		224,000		—		224,000
Total assets	$	—	$	3,265,000	$	—	$	3,265,000

Fair Value of Financial Instruments

FASB ASC Topic 825, "Financial Instruments," requires disclosures of fair value information about financial instruments, whether or not recognized in the balance sheet, if the fair values can be reasonably determined. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques using observable inputs when available. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. FASB ASC Topic 825 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

This summary excludes financial assets and liabilities for which carrying value approximates fair values and financial instruments that are recorded at fair value on a recurring basis. Financial instruments for which carrying values approximate fair value include cash equivalents, interest-bearing deposits in other banks, demand, NOW, savings and money market deposits. The estimated fair value of demand, NOW, savings and money market deposits is the amount payable on demand at the reporting date. Carrying value is used because the accounts have no stated maturity and the customer has the ability to withdraw funds immediately.

The carrying amounts and estimated fair values for financial instruments as of December 31, 2022 were as follows:

As of December 31, 2022	Carrying value	Estimated fair value	Level 1	Level 2	Level 3
Financial assets					
Securities to be held to maturity	$ 393,896,000	$ 339,011,000	$ —	$ 339,011,000	$ —
Loans (net of allowance for loan losses)					
Commercial					
Real estate	692,541,000	669,752,000	—	—	669,752,000
Construction	92,994,000	89,934,000	—	—	89,934,000
Other	315,917,000	312,219,000	—	20,000	312,199,000
Municipal	40,439,000	38,069,000	—	—	38,069,000
Residential					
Term	611,350,000	558,274,000	—	—	558,274,000
Construction	49,686,000	44,410,000	—	—	44,410,000
Home equity line of credit	75,416,000	78,878,000	—	—	78,878,000
Consumer	19,883,000	18,142,000	—	—	18,142,000
Total loans	1,898,226,000	1,809,678,000	—	20,000	1,809,658,000
Mortgage servicing rights	2,493,000	3,734,000	—	3,734,000	—
Financial liabilities					
Local certificates of deposit	$ 291,152,000	$ 275,658,000	$ —	$ 275,658,000	$ —
National certificates of deposit	576,519,000	569,883,000	—	569,883,000	—
Total certificates of deposit	867,671,000	845,541,000	—	845,541,000	—
Repurchase agreements	64,409,000	64,289,000	—	64,289,000	—
Other borrowed funds	39,074,000	39,064,000	—	39,064,000	—
Total borrowed funds	103,483,000	103,353,000	—	103,353,000	—

The carrying amounts and estimated fair values for financial instruments as of December 31, 2021 were as follows:

As of December 31, 2021	Carrying value	Estimated fair value	Level 1	Level 2	Level 3
Financial assets					
Securities to be held to maturity	$ 370,040,000	$ 375,327,000	$ —	$ 375,327,000	$ —
Loans (net of allowance for loan losses)					
Commercial					
Real estate	570,134,000	570,187,000	—	—	570,187,000
Construction	78,522,000	78,529,000	—	—	78,529,000
Other	261,373,000	261,759,000	—	5,000	261,754,000
Municipal	48,185,000	48,634,000	—	—	48,634,000
Residential					
Term	548,530,000	553,098,000	—	219,000	552,879,000
Construction	31,596,000	31,966,000	—	—	31,966,000
Home equity line of credit	72,587,000	72,381,000	—	—	72,381,000
Consumer	22,035,000	20,591,000	—	—	20,591,000
Total loans	1,632,962,000	1,637,145,000	—	224,000	1,636,921,000
Mortgage servicing rights	2,671,000	3,041,000	—	3,041,000	—
Financial liabilities					
Local certificates of deposit	$ 232,724,000	$ 231,265,000	$ —	$ 231,265,000	$ —
National certificates of deposit	333,481,000	337,025,000	—	337,025,000	—
Total certificates of deposit	566,205,000	568,290,000	—	568,290,000	—
Repurchase agreements	81,251,000	79,065,000	—	79,065,000	—
Other borrowed funds	55,091,000	55,998,000	—	55,998,000	—
Total borrowed funds	136,342,000	135,063,000	—	135,063,000	—

Note 21. Other Operating Income and Expense

There were no items within Other Operating Income that totaled more than 1% of revenues. Other operating expense includes the following items greater than 1% of revenues:

For the years ended December 31,	2022	2021	2020
Other operating expense			
Advertising and marketing expense	$ 1,296,000	$ 1,181,000	$ 983,000
ATM and interchange expense	1,568,000	1,446,000	1,253,000
Swap termination expense	—	—	1,756,000
Other loan expenses	627,000	2,198,000	—

Note 22. Legal Contingencies

Various legal claims also arise from time to time in the normal course of business which, in the opinion of Management, will have no material effect on the Company's consolidated financial statements.

Note 23. Reclassifications

Certain items from prior years were reclassified in the financial statements to conform with the current year presentation. These do not have a material impact on the balance sheet or statement of income presentations.

Note 24. Condensed Financial Information of Parent

Condensed financial information for The First Bancorp, Inc. exclusive of its subsidiary is as follows:

Balance Sheets

As of December 31,	2022	2021
Assets		
Cash and cash equivalents	$ 879,000	$ 1,401,000
Dividends receivable	3,600,000	3,200,000
Investment in subsidiary	200,180,000	216,591,000
Goodwill	27,559,000	27,559,000
Other assets	466,000	431,000
Total assets	**$ 232,684,000**	$ 249,182,000
Liabilities and shareholders' equity		
Dividends payable	$ 3,755,000	$ 3,520,000
Other liabilities	6,000	5,000
Total liabilities	3,761,000	3,525,000
Shareholders' equity		
Common stock	110,000	110,000
Additional paid-in capital	68,435,000	66,830,000
Retained earnings	160,378,000	178,717,000
Total shareholders' equity	228,923,000	245,657,000
Total liabilities and shareholders' equity	**$ 232,684,000**	$ 249,182,000

Statements of Income

For the years ended December 31,	2022	2021	2020
Net securities gains	$ —	$ —	$ —
Other operating income	3,000	—	8,000
Total income	3,000	—	8,000
Occupancy expense	—	—	—
Other operating expense	1,166,000	1,148,000	911,000
Total expense	1,166,000	1,148,000	911,000
Loss before income taxes and Bank earnings	(1,163,000)	(1,148,000)	(903,000)
Applicable income taxes	(299,000)	(269,000)	(246,000)
Loss before Bank earnings	(864,000)	(879,000)	(657,000)
Equity in earnings of Bank			
Remitted	14,000,000	13,400,000	13,300,000
Unremitted	25,854,000	23,748,000	14,486,000
Net income	$ 38,990,000	$ 36,269,000	$ 27,129,000

Statements of Cash Flows

For the years ended December 31,	2022	2021	2020
Cash flows from operating activities:			
Net income	$ 38,990,000	$ 36,269,000	$ 27,129,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity compensation expense	809,000	856,000	652,000
Increase in other assets	(35,000)	(71,000)	(21,000)
(Increase) decrease in dividends receivable	(400,000)	200,000	(200,000)
Increase in dividends payable	227,000	115,000	—
Increase in other liabilities	1,000	5,000	—
Unremitted earnings of Bank	(25,854,000)	(23,748,000)	(14,486,000)
Net cash provided by operating activities	13,738,000	13,626,000	13,074,000
Cash flows from financing activities:			
Purchase of common stock	(277,000)	(253,000)	(156,000)
Proceeds from sale of common stock	796,000	689,000	670,000
Dividends paid	(14,779,000)	(13,948,000)	(13,329,000)
Net cash used in financing activities	(14,260,000)	(13,512,000)	(12,815,000)
Net increase (decrease) in cash and cash equivalents	(522,000)	114,000	259,000
Cash and cash equivalents at beginning of year	1,401,000	1,287,000	1,028,000
Cash and cash equivalents at end of year	$ 879,000	$ 1,401,000	$ 1,287,000

Note 25. New Accounting Pronouncements

In June 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. Under the new guidance, which will replace the existing incurred loss model for recognizing credit losses, banks and other lending institutions will be required to recognize the full amount of expected credit losses. The new guidance, which is referred to as the current expected credit loss model, requires that expected credit losses for financial assets, held at the reporting date that are accounted for at amortized cost, be measured and recognized based on historical experience and current and reasonably supportable forecasted conditions to reflect the full amount of expected credit losses. The ASU was to be effective for all SEC registrants for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. On October 16, 2019, FASB voted to finalize a proposal issued in August 2019 under which the effective implementation date was changed for SEC registrants meeting the definition of a Smaller Reporting Company to fiscal years beginning after December 15, 2022. Early adoption is permitted for fiscal years beginning after December 15, 2018, including interim periods within such years. The Company qualified as a Smaller Reporting Company and did not early adopt. The Bank formed an implementation committee for ASU No. 2016-13. Committee members participated in educational seminars on the new standards, identified the historical data sets that will be necessary to implement the new standard, and chose a third-party vendor who provides software solutions for ASU No. 2016-13 modeling and calculation. An Allowance for Credit Loss Committee (ACLC) was later formed to guide the late stages of implementing the software and eventual adoption of the new standard. The ACLC will be responsible for model oversight and governance upon adoption. The impact of adoption of ASU No. 2016-13 on the Company's consolidated financial statements has been evaluated regularly and it is expected that an increase to the Allowance for Credit Losses will be recorded upon adoption.

In March 2022, the FASB issued ASU No. 2022-01 Derivatives and Hedging (Topic 815): Fair Value Hedging – Portfolio Layer Method. This ASU expands upon hedge accounting concepts introduced in ASU 2017-12 by allowing multiple hedged layers to be designated for a single closed portfolio of financial assets which may allow a greater proportion of interest rate risk inherent in the assets to be hedged. The last of layer method outlined in ASU 2017-12 is renamed the portfolio layer method in ASU 2022-01. ASU 2022-01 also allows, upon adoption, the reclassification of debt securities classified as held to maturity to the available for sale category provided the reclassification takes place within thirty days of adoption and the same debt securities are included in a portfolio layer method hedge within the thirty day period. ASU 2022-01 is effective for fiscal years beginning after December 15, 2022. Early adoption is permitted for entities, such as the Company, that have adopted ASU 2017-12. This ASU is not expected to have a material impact on the consolidated financial statements of the Company.

Also in March 2022, the FASB issued ASU No. 2022-02 Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings (TDRs) and Vintage Disclosures. The ASU eliminates the current guidance in ASC Subtopic 310-40 regarding troubled debt restructures in its entirety. After adoption, loan modifications will be determined to be a new loan or a continuation of an existing loan in accordance with current ASC guidance. Disclosure will consist of information on modifications to debtors experiencing financial difficulty that were in the form of principal forgiveness, an interest rate reduction, an other than insignificant payment delay, a term extension, or any combination of the foregoing. The ASU will also require disclosure of current-period gross write-offs by year of origination. ASU 2022-02 is effective for fiscal years beginning after December 15, 2022. This ASU is not expected to have a material impact on the consolidated financial statements of the Company.

Note 26. Quarterly Information

The following tables provide unaudited financial information by quarter for each of the past two years:

Dollars in thousands except per share data	2021Q1	2021Q2	2021Q3	2021Q4	2022Q1	2022Q2	2022Q3	2022Q4
Balance Sheets								
Cash and cash equivalents	$ 20,029	$ 27,092	$ 27,126	$ 20,634	$ 22,051	$ 23,453	$ 27,408	$ 22,728
Interest-bearing deposits in other banks	104,602	42,215	93,779	66,678	18,427	22,871	65,786	3,693
Investments	679,889	682,428	684,923	690,606	690,198	681,430	665,174	678,405
Restricted equity securities	10,105	8,839	8,839	5,365	5,402	4,720	4,514	3,883
Net loans and loans held for sale	1,503,700	1,572,377	1,601,142	1,632,963	1,691,982	1,772,843	1,841,588	1,898,226
Other assets	118,543	117,492	113,782	110,853	120,547	125,037	130,595	132,243
Total assets	$ 2,436,868	$ 2,450,443	$ 2,529,591	$ 2,527,099	$ 2,548,607	$ 2,630,354	$ 2,735,065	$ 2,739,178
Deposits	$ 1,953,557	$ 1,961,321	$ 2,033,213	$ 2,123,297	$ 2,158,539	$ 2,252,022	$ 2,369,949	$ 2,378,877
Borrowed funds	229,648	228,648	233,201	136,342	133,712	126,588	118,343	103,483
Other liabilities	25,479	26,319	24,440	21,803	22,710	24,059	26,856	27,895
Shareholders' equity	228,184	234,155	238,737	245,657	233,646	227,685	219,917	228,923
Total liabilities & equity	$ 2,436,868	$ 2,450,443	$ 2,529,591	$ 2,527,099	$ 2,548,607	$ 2,630,354	$ 2,735,065	$ 2,739,178
Income and Comprehensive Income Statements								
Interest income	$ 18,953	$ 18,541	$ 19,588	$ 19,999	$ 20,533	$ 21,431	$ 23,991	$ 27,080
Interest expense	3,080	2,818	2,577	2,303	1,913	2,733	4,627	7,596
Net interest income	15,873	15,723	17,011	17,696	18,620	18,698	19,364	19,484
Provision for loan losses (credit)	525	525	525	(1,950)	450	450	400	450
Net interest income after provision for loan losses (credit)	15,348	15,198	16,486	19,646	18,170	18,248	18,964	19,034
Non-interest income	5,298	4,911	4,375	4,799	4,232	4,080	4,715	3,847
Non-interest expense	9,874	9,496	9,932	12,846	10,650	10,172	11,371	11,711
Income before taxes	10,772	10,613	10,929	11,599	11,752	12,156	12,308	11,170
Income taxes	1,850	1,826	1,915	2,053	2,047	2,159	2,217	1,973
Net income	$ 8,922	$ 8,787	$ 9,014	$ 9,546	$ 9,705	$ 9,997	$ 10,091	$ 9,197
Basic earnings per share	$ 0.82	$ 0.81	$ 0.83	$ 0.87	$ 0.89	$ 0.91	$ 0.92	$ 0.84
Diluted earnings per share	$ 0.81	$ 0.80	$ 0.82	$ 0.87	$ 0.88	$ 0.91	$ 0.91	$ 0.83
Other comprehensive income (loss), net of tax								
Net unrealized gain (loss) on securities available for sale	$ (4,790)	$ 971	$ (1,817)	$ (1,091)	$ (18,343)	$ (12,734)	$ (14,866)	$ 2,943
Net unrealized gain on securities transferred from available for sale to held to maturity	9	11	14	12	9	5	6	3
Net unrealized gain (loss) on cash flow hedging derivative instruments	3,469	(620)	546	1,537	—	146	354	44
Unrecognized gain on postretirement benefit costs	—	—	—	77	—	—	—	168
Other comprehensive income (loss)	$ (1,312)	$ 362	$ (1,257)	$ 535	$ (18,334)	$ (12,583)	$ (14,506)	$ 3,158
Comprehensive income (loss)	$ 7,610	$ 9,149	$ 7,757	$ 10,081	$ (8,629)	$ (2,586)	$ (4,415)	$ 12,355

Note 27. Acquisitions and Intangible Assets

On December 11, 2020, the Company acquired a branch at 1B Belmont Avenue, Belfast, Maine from Bangor Savings Bank. The acquisition added to its existing book of business in Belfast and Waldo County. The Company intends to leverage having a physical presence in Belfast and the base of new customers to grow its loan and deposit share in the market. Under the terms of the acquisition, the Company acquired approximately $19,000,000 in deposits as well as $23,000,000 in loans. There were no acquisitions in 2021 or 2022.

The following table summarizes the consideration paid in 2020 for the Belfast branch and the allocation to the assets acquired and liabilities assumed based on estimates of fair value at the acquisition date:

Assets		
Cash	$	381,000
Loans & accrued interest		23,138,000
Premises and equipment		696,000
Prepaid expenses		10,000
Core deposit intangible		262,000
Goodwill		841,000
Liabilities		
Deposits		19,261,000
Other liabilities		7,000
Consideration paid		6,060,000

As part of the branch acquisition, the Company entered into a lease agreement for land upon which the branch is situated. The Company recorded a right of use asset and lease liability for $511,000.

One-time costs associated with the acquisition that were recognized by the Company and included in the consolidated statements of income and comprehensive income for 2020 were $310,000.

The core deposit intangible related to the FNB Bankshares acquisition was fully amortized in 2015. The core deposit intangible related to the Rockland branch acquisition has been amortized on a straight-line basis over ten years. Annual amortization expense for each of 2022, 2021 and 2020 was $43,000, and as of year-end 2022 is fully amortized. The core deposit intangible related to the Belfast branch acquisition is being amortized on a straight-line basis over ten years. Annual amortization expense for 2022 and 2021 was $26,000, and the amortization expense for each year until fully amortized (presently expected to be 2031) will be $26,000. The Belfast core deposit intangible is being amortized on a straight-line basis as the Company does not expect significant run off in the core deposits.

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors
The First Bancorp, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of The First Bancorp, Inc. and Subsidiary (the Company) as of December 31, 2022 and 2021, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively referred to as the financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S generally accepted accounting principles. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

Basis for Opinion

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for loan and lease losses

As described in Notes 1, 5 and 6 to the Company's consolidated financial statements, the Company has a gross loan portfolio of $1,914,674,000 and related allowance for loan losses of $16,723,000 as of December 31, 2022. The Company's allowance for loan losses is a material and complex estimate requiring significant management judgment in the evaluation of the credit quality and the estimation of inherent losses within the loan portfolio. The allowance for loan losses includes a general reserve which is determined based on the results of a quantitative and a qualitative analysis of all loans not measured for impairment at the reporting date. Impaired loans are loans to a borrower that have been placed in non-accrual status or are troubled debt restructured loans. The allowance for loan losses includes a specific reserve for impaired loans and a component that is unallocated.

The general component of the allowance for loan losses is based on historical loss experience, adjusted for qualitative factors, for each class of loans with similar risk characteristics. In calculating the allowance for loan losses, the Company considers relevant credit quality indicators for each loan class, stratifies loans by risk rating, and estimates losses for each loan class based upon their nature and risk profile. This process requires significant management judgment in the review of the loan portfolio and assignment of risk ratings based upon the characteristics of loans. Qualitative factors are assessed and adjusted by management using objective measurements from period to period. Such qualitative factors include general conditions in local and national economies; loan portfolio composition; delinquencies; changes in underwriting policies; credit administration practices; and experience, ability and depth of lending management. Estimation of losses inherent within the portfolio and for specific impaired loans requires significant management judgment. Auditing these complex estimates and assumptions involves especially challenging auditor judgment due to the nature and extent of audit evidence and effort required to address these matters, including the extent of specialized skill or knowledge needed.

The primary procedures we performed to address this critical audit matter included:

- Testing the design and operating effectiveness of controls relating to management's review of loans, assignment of risk ratings, and consistency of application of accounting policies.
- Evaluating the reasonableness of assumptions and sources of data used by management in forming the qualitative loss factors by performing retrospective review of historic loan loss experience and analyzing historical data used in developing the assumptions, including assessment of whether there were additional qualitative considerations relevant to the portfolio.
- Evaluating the appropriateness of inputs and factors that the Company used in forming the qualitative loss factors and assessing whether such inputs and factors were relevant, reliable, and reasonable for the purpose used.
- Testing the appropriateness of the Company's loan rating policy and the consistency of its application.
- Evaluating the appropriateness of inputs and factors the Company used in developing the specific reserve on impaired loans.
- f. Testing the mathematical accuracy and computation of the allowance for loan losses by re-performing or independently calculating significant elements of the allowance based on relevant source documents.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We have served as the Company's auditor since 1993.

Berry Dunn McNeil & Parker, LLC

Firm ID 136
Portland, Maine
March 10, 2023

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

 None.

ITEM 9A. Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the "Exchange Act"), as of December 31, 2022, the end of the period covered by this report, the Company carried out an evaluation under the supervision and with the participation of the Company's Management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. In designing and evaluating the Company's disclosure controls and procedures, the Company and its Management recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and the Company's Management necessarily was required to apply its judgment in evaluating and implementing possible controls and procedures. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Also, based on Management's evaluation, there was no change in the Company's internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. The Company reviews its disclosure controls and procedures, which may include its internal controls over financial reporting, on an ongoing basis, and may from time to time make changes aimed at enhancing their effectiveness and to ensure that the Company's systems evolve with its business.

Management's Annual Report on Internal Control over Financial Reporting

The Management of the Company is responsible for the preparation and fair presentation of the financial statements and other financial information contained in this Form 10-K. Management is also responsible for establishing and maintaining adequate internal control over financial reporting and for identifying the framework used to evaluate its effectiveness. Management has designed processes, internal control and a business culture that foster financial integrity and accurate reporting. The Company's comprehensive system of internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements of the Company in accordance with generally accepted accounting principles. The Company's accounting policies and internal control over financial reporting, established and maintained by Management, are under the general oversight of the Company's Board of Directors, including the Board of Directors' Audit Committee.

Management has made a comprehensive review, evaluation, and assessment of the Company's internal control over financial reporting as of December 31, 2022. The standard measures adopted by Management in making its evaluation are the measures in the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon its review and evaluation, Management concluded that, as of December 31, 2022, the Company's internal control over financial reporting was effective and that there were no material weaknesses.

Berry Dunn McNeil & Parker, LLC, an independent registered public accounting firm, which has audited and reported on the consolidated financial statements contained in this Form 10-K, has issued its written audit report on the Company's internal control over financial reporting which precedes this report.

Tony C. McKim, President and Director   Richard M. Elder, Treasurer and Chief Financial Officer
(Principal Executive Officer)   (Principal Financial Officer, Principal Accounting Officer)
March 10, 2023   March 10, 2023

ITEM 9B. Other Information

None

ITEM 10. Directors, Executive Officers and Corporate Governance

Information with respect to directors and executive officers of the Company required by Item 10 shall be included in the Proxy Statement for the Annual Meeting of Stockholders to be held on April 26, 2023 and is incorporated herein by reference.

ITEM 11. Executive Compensation

Information with respect to executive compensation required by Item 11 shall be included in the Proxy Statement for the Annual Meeting of Stockholders to be held on April 26, 2023 and is incorporated herein by reference.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

Information with respect to security ownership of certain beneficial owners and Management and related stockholder matters required by Item 12 shall be included in the Proxy Statement for the Annual Meeting of Stockholders to be held on April 26, 2023 and is incorporated herein by reference.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

Information with respect to certain relationships and related transactions, and director independence required by Item 13 shall be included in the Proxy Statement for the Annual Meeting of Stockholders to be held on April 26, 2023 and is incorporated herein by reference.

ITEM 14. Principal Accounting Fees and Services

Information with respect to principal accounting fees and services required by Item 14 shall be included in the Proxy Statement for the Annual Meeting of Stockholders to be held on April 26, 2023 and is incorporated herein by reference.

ITEM 15. Exhibits and Financial Statement Schedules
A. Exhibits

Exhibit 3.2 Amendment to the Registrant's Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed on May 1, 2008).

Exhibit 3.3 Amendment to the Registrant's Articles of Incorporation (incorporated by reference to the Definitive Proxy Statement for the Company's 2008 Annual Meeting filed on March 14, 2008).

Exhibit 3.4 Amendment to the Registrant's Articles of Incorporation authorizing issuance of preferred stock (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed on December 29, 2008).

Exhibit 3.5 Conformed Copy of the Company's Bylaws (incorporated by reference to Exhibit 3.5 to the Company's Form 10-K filed March 10, 2017).

Exhibit 3.6 Amendment to the Company's Bylaws (incorporated by reference to Exhibit 3.6 to the Company's Form 8-K filed on December 20, 2019).

Exhibit 4.1 Description of Capital Stock (incorporated by reference to Exhibit 4.1 to the Company's Form 10-K filed March 10, 2023.

Exhibit 10.1 Director Split Dollar Insurance Plan and Specimen Agreement dated January 1, 2016, attached as Exhibit 10.1 to the Company's Form 8-K filed on October 25, 2017.

Exhibit 10.2 Executive Split Dollar Insurance Plan and Specimen Agreement dated January 1, 2016, attached as Exhibit 10.2 to the Company's Form 8-K filed on October 25, 2017.

Exhibit 10.3 Amendments dated November 8, 2019, to the Restricted Stock Agreements of an Executive Officer dated January 29, 2015, January 28, 2016, January 26, 2017, and January 4, 2018, attached as Exhibit 10.3 to the Company's Form 10-Q filed on November 12, 2019.

Exhibit 10.4 Branch Purchase and Assumption Agreement between the Bank and Bangor Savings Bank for the purchase of a bank branch, loans and deposits at 1B Belmont Ave, Belfast, Maine, attached as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed on November 6, 2020.

Exhibit 14.1 Code of Ethics for Senior Financial Officers, adopted by the Board of Directors on September 19, 2003. Incorporated by reference to Exhibit 14.1 to the Company's Annual Report on Form 10-K filed on March 15, 2006.

Exhibit 14.2 Code of Business Conduct and Ethics, adopted by the Board of Directors on August 25, 2022. Incorporated by reference to Exhibit 14.2 to the Company's Annual Report on Form 10-K filed on March 10, 2023.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

Exhibit 31.1 Certification of Chief Executive Officer Pursuant to Rule 13A-14(A) of the Securities Exchange Act of 1934

Exhibit 31.2 Certification of Chief Financial Officer Pursuant to Rule 13A-14(A) of the Securities Exchange Act of 1934

Exhibit 32.1 Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 32.2 Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 101.INS XBRL Instance Document

Exhibit 101.SCH XBRL Taxonomy Extension Schema Document

Exhibit 101.CAL XBRL Taxonomy Extension Calculation Linkbase Document

Exhibit 101.LAB XBRL Taxonomy Extension Label Linkbase Document

Exhibit 101.PRE XBRL Taxonomy Extension Presentation Linkbase Document

Exhibit 101.DEF XBRL Taxonomy Extension Definitions Linkbase

THIS PAGE INTENTIONALLY LEFT BLANK

SIGNATURES

Pursuant to the requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE FIRST BANCORP, INC.



Tony C. McKim, President
March 10, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.



Tony C. McKim, President and Director
(Principal Executive Officer)
March 10, 2023



Richard M. Elder, Treasurer and Chief Financial Officer
(Principal Financial Officer, Principal Accounting Officer)
March 10, 2023



Mark N. Rosborough, Director and Chairman of the Board
March 10, 2023



Robert B. Gregory, Director
March 10, 2023

Renee W. Kelly, Director
March 10, 2023

Cornelius Russell, Director
March 10, 2023

Stuart G. Smith, Director
March 10, 2023

Bruce A. Tindal, Director
March 10, 2023

F. Stephen Ward, Director
March 10, 2023



Kimberly S. Swan
March 10, 2023

<u>Exhibit 23.1 Consent of Independent Registered Public Accounting Firm</u>

Consent of Independent Registered Public Accounting Firm

As the independent registered public accountants of The First Bancorp, Inc. and Subsidiary, we hereby consent to the incorporation by reference in the registration statements No. 333-209156 and 333-238258 on Form S-8 and No. 333-64308 on Form S-3 of our report dated March 10, 2023, with respect to the consolidated balance sheets of The First Bancorp, Inc. and Subsidiary as of December 31, 2022 and 2021, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the effectiveness of internal control over financial reporting as of December 31, 2022, which reports appear in the December 31, 2022 annual report on Form 10-K of The First Bancorp, Inc.

Berry Dunn McNeil & Parker, LLC

Portland, Maine
March 10, 2023

Exhibit 31.1 Certification of Chief Executive Officer

I, Tony C. McKim, President and Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 10-K of The First Bancorp, Inc. (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:
(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's fourth quarter of 2022 that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors:
(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves Management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: March 10, 2023

Tony C. McKim
President and Chief Executive Officer

Exhibit 31.2 Certification of Chief Financial Officer

I, Richard M. Elder, Treasurer and Chief Financial Officer, certify that:

1. I have reviewed this annual report on Form 10-K of The First Bancorp, Inc. (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:
(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's fourth quarter of 2022 that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors:
(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves Management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: March 10, 2023

Richard M. Elder
Treasurer and Chief Financial Officer

<u>Exhibit 32.1 Certification of Periodic Financial Report Pursuant to 18 U.S.C. Section 1350</u>

The undersigned officer of The First Bancorp, Inc. (the "Company") hereby certifies that the Company's annual report on Form 10-K for the period ended December 31, 2022 to which this certification is being furnished as an exhibit (the "Report"), as filed with the Securities and Exchange Commission on the date hereof, fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company. This certification is provided pursuant to 18 U.S.C. Section 1350 and Item 601(b)(32) of Regulation S-K ("Item 601(b)(32)") promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act. In accordance with clause (ii) of Item 601(b)(32), this certification (A) shall not be deemed "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and (B) shall not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.

Date: March 10, 2023



Tony C. McKim
President and Chief Executive Officer

<u>Exhibit 32.2 Certification of Periodic Financial Report Pursuant to 18 U.S.C. Section 1350</u>

The undersigned officer of The First Bancorp, Inc. (the "Company") hereby certifies that the Company's annual report on Form 10-K for the period ended December 31, 2022 to which this certification is being furnished as an exhibit (the "Report"), as filed with the Securities and Exchange Commission on the date hereof, fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company. This certification is provided pursuant to 18 U.S.C. Section 1350 and Item 601(b)(32) of Regulation S-K ("Item 601(b)(32)") promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act. In accordance with clause (ii) of Item 601(b)(32), this certification (A) shall not be deemed "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and (B) shall not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.

Date: March 10, 2023



Richard M. Elder
Treasurer and Chief Financial Officer

Exhibit 4.1 Description of Capital Stock

DESCRIPTION OF CAPITAL STOCK

A brief summary of the material terms of our capital stock is set forth below. The description is qualified in its entirety by reference to our Articles of Incorporation, as amended (the "Articles") and our Bylaws, as amended (the "Bylaws") that are filed as exhibits to the Form 10-K of which this Exhibit is a part. The following description of our capital stock and provisions of our Articles and Bylaws is only a summary of such provisions and instruments and does not purport to be complete. As used in this Exhibit, the terms "Company", "we", "our", and other similar references refer only to The First Bancorp, Inc. and not its subsidiary.

Authorized Capital Stock

Our authorized capital stock consists of 18,000,000 shares of common stock (the "common stock") and 1,000,000 shares of serial preferred stock (the "preferred stock"). The number of authorized shares of our common stock and our preferred stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of a majority of our stock entitled to vote. At this time, we have no shares of preferred stock issued or outstanding.

DESCRIPTION OF COMMON STOCK

The following is a description of the material terms and provisions of our common stock.

General

Under our Articles, we have authority, without further stockholder action, to provide for the issuance of up to 18,000,000 shares of common stock. We may amend our Articles from time to time to increase the number of authorized shares of common stock. Any such amendment would require the approval of the holders of a majority of our stock entitled to vote.

As December 31, 2022, we had 11,045,186 shares of common stock issued and outstanding. In addition, we have reserved 1,250,000 shares potentially issuable in the future, including 850,000 shares for employee benefit and dividend reinvestment plans of which 410,881 shares have been issued and are included in the outstanding share total, and 400,000 shares for the 2020 Equity Incentive Plan of which 68,934 shares have been issued and included in the outstanding share total. All shares of common stock will, when issued, be duly authorized, fully paid and nonassessable. Thus, the full price for the outstanding shares of common stock will have been paid at issuance and any holder of our common stock will not be later required to pay us any additional money for such common stock. Our common stock is listed on NASDAQ under the symbol "FNLC".

Dividends

Subject to the preferential rights of any class or series of stock that may be issued in the future, holders of shares of our common stock will be entitled to receive dividends, if and when they are authorized and declared by our board of directors, out of assets that we may legally use to pay dividends. In the event we are liquidated, dissolved or our affairs are wound up, after we pay or make adequate provision for all of our known debts and liabilities, each holder of common stock will receive dividends pro rata out of assets that we can legally use to pay distributions, subject to any rights that are granted to the holders of any class or series of preferred stock.

Our ability to pay dividends on our common stock:

- Depends primarily upon the ability of our subsidiary, First National Bank, to pay dividends or otherwise transfer funds to us; and
- Is subject to policies established by the Federal Reserve Board.

Voting Rights

Except as otherwise required by law and except as provided by the terms of any other class or series of stock, holders of common stock have the exclusive power to vote on all matters presented to our stockholders, including the election of directors. Holders of common stock are entitled to one vote per share. Generally, matters to be voted on by our stockholders must be approved by a majority of the votes cast at a meeting of stockholders in which a quorum is present, subject to state law. Subject to any rights to elect directors that are granted to the holders of any class or series of preferred stock, directors are elected by the vote of the holders of a majority of the outstanding shares of stock entitled to vote at a meeting in which directors are elected.

Other Rights

Subject to the preferential rights of any class or series of stock that may be issued in the future, all shares of common stock have equal dividend, distribution, liquidation and other rights, and have no preference, appraisal or exchange rights, except for any

appraisal rights provided by Maine law. Furthermore, holders of common stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any of our securities.

Board Terms, Special Meetings and Other Matters

All of our directors are elected for a one-year term. Our bylaws require that shareholders provide the Secretary of the Company with notice of proposed director nominee(s) not less than 90 days nor more than 120 days before the first anniversary of the preceding year's annual meeting. If the date of the annual meeting is advanced by more than 30 days before or delayed by more than 60 days after the preceding year's annual meeting, notice will be timely if it is delivered not earlier than 120 days before and not later than 90 days before the annual meeting or 10 days after notice of the date of the annual meeting is provided. Maine law provides that special meetings of shareholders of the Company may be called only by a majority of the board of directors, by the person or persons authorized to do so by the Articles or Bylaws or if the holders of at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the special meeting sign, date and deliver a demand for the meeting to the Company. Section 702 of the Maine Business Corporation Act provides that special meetings of shareholders may be called only (i) by a majority of the board of directors, (ii) by the person or persons authorized to do so by the Articles or Bylaws, or (iii) by the holders of at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the special meeting. We may amend our Articles to fix a lower percentage, or a higher percentage not exceeding 25% of all the votes entitled on any issue proposed to be considered, of the requisite holders to call a special meeting. Applicable provisions of Maine law provide that shareholders may take action by written consent in lieu of a meeting, provided that the written consent is signed by all holders of shares entitled to vote at a meeting. These provisions may diminish the likelihood that a potential acquiror would make an offer for our common stock or that there would otherwise be a change in control of the Company.

Maine Anti-Takeover Laws

We are subject to the provisions of Section 1109 of Chapter 11 of the Maine Business Corporation Act, an anti-takeover law. In general, this statute prohibits a publicly-held Maine corporation from engaging in a "business combination" with an "interested shareholder" for a period of five years after the date of the transaction in which the person becomes an interested shareholder, unless either (1) the interested shareholder obtains the approval of the board of directors prior to becoming an interested shareholder or (2) the business combination is approved, subsequent to the date of the transaction in which the person becomes an interested shareholder, by the Board of Directors of the Maine corporation and authorized by the holders of a majority of the outstanding voting stock of the corporation not beneficially owned by that "interested stockholder" or any affiliate or associate thereof or by persons who are either directors or officers and also employees of the corporation. An interested shareholder is any person, firm or entity that is directly or indirectly the beneficial owner of 25% or more of the outstanding voting stock of the corporation, other than by reason of a revocable proxy given in response to a proxy solicitation conducted in accordance with the Exchange Act which is not then reportable on a Schedule 13D under the Exchange Act. We may at any time amend our Articles or Bylaws, by vote of the holders of at least 66 2/3% of our voting stock, to elect not to be governed by Section 1109. We also are subject to the provisions of Section 1110 of the Maine Business Corporation Act, entitled "Right of shareholders to receive payment for shares following control transaction." Section 1110 of the Maine Business Corporation Act generally provides shareholders of a Maine corporation which has a class of voting shares registered or traded on a national securities exchange or registered under the Exchange Act with the right to demand payment of an amount equal to the fair value of each voting share in the corporation held by the shareholder from a person or group of persons which became a "controlling person," which generally is defined to mean an individual, firm or entity (or group thereof) which has voting power over at least 25% of the outstanding voting shares of the corporation. Such a demand must be submitted to the "controlling person" within 30 days after the "controlling person" provides required notice to the shareholders of the acquisition or transactions which resulted in such person or group becoming a "controlling person.

DESCRIPTION OF PREFERRED STOCK

As of December 31, 2022, we had 1,000,000 shares of serial preferred stock authorized and available for issuance. Following is a description of the material terms and provisions of our preferred stock. Any series of preferred stock we would issue in the future will be governed by our Articles, including the amendment relating to such series of preferred stock, and our Bylaws. We would file an amendment to our Articles for each series of preferred stock to be issued by us.

We will fix the rights, preferences, privileges and restrictions of the preferred stock of each series in an amendment to our Articles relating to that series, including:

- The title and stated value;
- The number of authorized shares in the series;

- The liquidation preference per share;
- The purchase price;
- The dividend rate, period and payment date, and method of calculation for dividends, if any;
- g. Whether any dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate;
- g. The provisions for a sinking fund, if any;
- h. The provisions for redemption or repurchase, if applicable, and any restrictions on our ability to exercise those redemption and repurchase rights;
- i. Whether the preferred stock will be convertible into our common stock and, if applicable, the conversion price, or how it will be calculated, and the conversion period, and any related anti-dilution adjustments or other similar provisions;
- Whether the preferred stock will be exchangeable into debt securities and, if applicable, the exchange price or how it will be calculated, and the exchange period, and any related anti-dilution adjustments or other similar provisions;
- Voting rights, if any, of the preferred stock;
- Restrictions on transfer, sale or other assignment, if any;
- The relative ranking and preferences of the preferred stock as to dividend rights and rights if we liquidate, dissolve or wind up our affairs.
- Any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividend rights and rights if we liquidate, dissolve or wind up our affairs; and
- Any specific terms, preferences, rights or limitations of, or restrictions on, the preferred stock.

Section 1004 of the Maine Business Corporation Act provides that the holders of each class or series of stock will have the right to vote separately as a class on certain amendments to our articles of incorporation that would affect the class or series of preferred stock, as applicable. This right is in addition to any voting rights that may be provided for in our Articles.

Exhibit 14.2 The First Bancorp, Inc. Code of Business Conduct and Ethics

Revised Effective August 25, 2022

The Board of Directors of The First Bancorp, Inc. (and its subsidiary, First National Bank, the "Company") have adopted this Code of Business Conduct and Ethics (the "Code") to:

- Promote honest and ethical conduct, including fair dealing and the ethical handling of conflicts of interest.

- Promote full, fair, accurate, timely and understandable disclosure.

- Ensure compliance with applicable laws and governmental rules and regulations.

- Ensure the protection of the Company's legitimate business interests, including corporate opportunities, assets, and confidential information; and

- Deter wrongdoing.

All directors, officers and employees of the Company are expected to be familiar with the Code and to adhere to those principles and procedures set forth in the Code that apply to them. The Company's more detailed policies and procedures set forth in the Human Resources Policy Manual and other applicable procedures manuals are separate requirements and are not part of this Code.

For purposes of this Code, the "Code of Ethics Contact Person" will be Susan A. Norton, Executive Vice President Chief Administrative Officer (or her successor or designee, as applicable).

From time to time, the Company may waive some provisions of this Code. Any waiver of the Code for executive officers or directors of the Company may be made only by the Board of Directors and must be promptly disclosed as required by Securities and Exchange Commission ("SEC") or Nasdaq rules. Any waiver for other employees may be made only by the Code of Ethics Contact Person. Any waiver will not automatically apply to subsequent similar situations; separate approval must be sought and obtained as provided above.

I. Honest and Candid Conduct

Each director, officer and employee owes a duty to the Company to act with integrity. Integrity requires, among other things, being honest and candid.

Each director, officer and employee must:

- Act with integrity, including being honest and candid while still maintaining the confidentiality of information where required or consistent with the Company's policies.

- Observe both the form and spirit of laws and governmental rules and regulations, accounting standards and Company policies.

- Adhere to a high standard of business ethics.

Our advertising should always be truthful and in compliance with applicable federal and state regulations. If we make specific claims about our products or services, we should have evidence to substantiate those claims. We should not label or market our products or services in any way that might cause confusion between our products or services and those of any of our competitors. Similarly, we should be alert to any situation where a competitor may be attempting to mislead potential customers as to its products or services in a manner detrimental to the Company or its customers and inform appropriate management of any such cases.

We should not disparage any of the products, services, or employees of any of our competitors. If we do engage in any comparison of our products or services against those of our competitors, such comparisons should be fair.

If we supply any estimates—such as cost estimates—they must be fair and reasonable and made in good faith. To the maximum extent reasonably practicable, estimates should be backed up by objective facts and experience. To the extent that the estimate cannot be objectively verified, it should be based upon the good faith judgments of those making the estimate. We will not use gifts, excessive entertainment, or any other ways to improperly influence our potential customers/clients. We will market our products and services on the basis of our price, quality, and service.

The Company will not pay any bribe, gratuity, kickback, or any similar payment to anyone, including agents of our customers or members of their families, in connection with the sale of any of our products or services. The Company will offer employees referral fees in lawful situations such as the referral of a prospective employee that is ultimately hired and modest fees for qualified referrals for both Wealth Management and Investment Services. Should any such payments be requested, the Company's senior management should be contacted immediately. Company policy is to forgo any business which can only be obtained by improper or illegal payments.

II. Conflicts of Interest

A "conflict of interest" occurs when an individual's private interest interferes or appears to interfere with the interests of the Company. A conflict of interest can arise when a director, officer or employee takes actions or has interests that may make it difficult to perform their Company work objectively and effectively. For example, a conflict of interest would arise if a director, officer or employee, or a member or their family, or an entity in which a director, officer or employee (or a member of their family) has a material financial interest and/or ownership interest receives improper personal benefits as a result of their position in the Company, including if Company assets or information (such as a business opportunity) are used for the benefit of such a person or entity (see Section VII below). Any material transaction or relationship that would reasonably be expected to give rise to a conflict of interest, or any questions about a situation that may involve a conflict of interest, should be discussed with the Code of Ethics Contact Person.

Service to the Company should never be subordinated to personal gain and/or advantage. Conflicts of interest should be disclosed to the Code of Ethics Contact Person and should, wherever possible, be avoided.

In particular, clear conflict of interest situations involving directors, executive officers and other employees who occupy supervisory positions or who have discretionary authority in dealing with any third party specified below may include the following:

- Any significant ownership interest in any vendor/service provider to the Company or to a Company customer/client.
- Any consulting or employment relationship with any Company customer/client, vendor/supplier, or competitor.

- Any outside business activity that detracts from an individual's ability to devote appropriate time and attention to their responsibilities with the Company.

- The receipt of non-nominal gifts or excessive entertainment from any company or person with which the Company has current or prospective business dealings.

- Being in the position of supervising, reviewing, or having any influence on the hiring, job evaluation, pay or benefit of any immediate family member; and

- Selling anything to the Company or acquiring credit or financial services from the Company, except on the same terms and conditions as comparable directors, officers or employees and persons unaffiliated with the Company are permitted to so acquire or sell.

Such situations should always be discussed with the Code of Ethics Contact Person and not pursued unless approved by the President. In the case of any conflict involving a director or executive officer, such approval must be sought from and given by the Board of Directors.

Nothing contained herein shall require approval of transactions involving extensions of credit or overdrafts that are in compliance with Regulation O promulgated by the Office of the Comptroller of the Currency, or transactions involving Company stock pursuant to First National

Bank Savings and Investment Plan, the Employee and Director Stock Purchase program, the Long- Term Equity Incentive Plan or the Dividend Reinvestment Plan.

Anything that would present a conflict of interest for a director, officer or employee would likely also present a conflict of interest if it were related to a member of their family. For purposes of this policy, "immediate family" includes the spouse, domestic partner, parents, siblings and children of the employee, and any person or persons in the same relationship to the spouse or domestic partner (including those in a 'step' or other equivalent relationship). Also, for this policy, a member of a director's immediate family will be considered in the same manner as a member of the employee's immediate family.

III.   Disclosure

Each director, officer or employee involved in the Company's SEC-mandated disclosure process, including the Chief Executive Officer, the Chief Financial Officer and the Controller (the "Senior Financial Officers"), is required to be familiar with and comply with the Company's disclosure controls and procedures and internal controls over financial reporting, to the extent relevant to their area of responsibility, so that the Company's public reports and documents filed with the SEC comply in all material respects with the applicable federal securities laws and SEC rules. In addition, each such person having direct or supervisory authority regarding these SEC filings or the Company's other public communications concerning its general business, results, financial condition, and prospects should, to the extent appropriate within their area of responsibility, consult with other Company officers and employees and take other appropriate steps regarding these disclosures with the goal of making full, fair, accurate, timely and understandable disclosure.

Each director, officer or employee who is involved in the Company's disclosure process, including without limitation the Senior Financial Officers, must:

- Familiarize themselves with the disclosure requirements applicable to the Company as well as the business and financial operations of the Company.

- Not knowingly misrepresent, or cause others to misrepresent, facts about the Company to others, whether within or outside the Company, including to the Company's independent auditors, governmental regulators, and self-regulatory organizations.

- Properly review and critically analyze proposed disclosure for accuracy and completeness (or, where appropriate, delegate this task to others).

IV.   Compliance: Transactions in Company Stock

It is the Company's policy to comply with all applicable laws, rules, and regulations. It is the personal responsibility of each employee, officer and director to adhere to the standards and restrictions imposed by those laws, rules and regulations.

The Company is strongly supportive of the acquisition, accumulation and retention by directors and executive officers of the Company's stock. The Company firmly believes that director and officer stock ownership underscores the director's or officer's commitment to and belief in the Company and sends a very positive message to other stockholders, the Company's employees and customers, and the community.

In the interest of good stockholder relations and strong corporate governance, the Company prohibits the acquisition by directors or executive officers of Company stock at a discount from the current market price (except pursuant to the exercise of stock options, or under the terms of the dividend reinvestment plan). Although stock transactions are generally conducted through brokers, given the relatively small number of stockholders and the relatively low volume of trading in the Company's stock, it is not unusual for the identities of buyers and sellers and the terms of trades to become known in the community. The knowledge that directors or executive officers have acquired Company stock from other stockholders at below market prices could lead to resentment or perception of unfair dealing, possibly resulting in damage to the Company's good relationship with its stockholders and loss of good will within the community. In addition, transactions conducted at below market prices may serve to drive down the market price of the stock, which, particularly when coupled with the knowledge that a director or officer has been buying in the market at discounted prices, may cause concern among stockholders as to the current and prospective value of their investment in the Company. The Company believes that, in light of the potential damage to the Company and its stockholders from such transactions, directors and executive officers should forego the short term monetary benefit afforded by below market stock purchases, and, except as otherwise provided above, restrict their stock transactions in Company stock to current market prices.

In connection with purchases or sales of the Company's stock, directors, officers and employees are reminded that, under Rule 10b-5 of the Securities Exchange Act of 1934, it is unlawful to purchase or sell Company stock while in possession of material, non-public information with respect to the Company. A piece of information is material if a reasonable person would consider it important (but not necessarily determinative) in deciding whether to purchase, sell or hold the stock. Examples of such information include knowledge of a pending major transaction (such as an acquisition), unanticipated changes in earnings or adverse regulatory developments, while such information has not been publicly disclosed by the Company. Rule 10b- 5 will compel the directors, officers, employees and others possessing such knowledge to refrain from purchasing or selling shares of the Company's stock until such time as the information has been publicly disseminated. Similarly, directors, officers and employees are reminded to exercise great care and discretion in maintaining the confidentiality of such material, non-public information. The consequences of such unlawful trading by directors, officers and employees or those to whom directors, officers or employees may have disclosed such information (whether knowingly or inadvertently) may include fines, punitive damages, civil liability and criminal

sanctions as well as severe harm to the Company's public image and stockholder, customer and regulatory relations. Thus, the Company expects all directors, officers and employees to adhere scrupulously to these legal requirements. Without limiting the foregoing, directors, officers and employees are reminded of the Company's policies relating to stock trading, including those relating to periods in which no trading in Company stock is permitted for directors, officers and employees.

In addition to these ethical considerations, Board members and executive officers are reminded that certain reporting protocols must be followed when they or their immediate family members (directly or through trusts) conduct any transactions in the Company's stock. Any questions about these trading prohibitions or reporting requirements should be directed to the Chief Financial Officer or the Executive Assistant to the President and CEO.

Because the Company is subject to federal and state financial institution statutory and regulatory obligations and restrictions, all Company directors, executive officers and employees are directed to the Company's Compliance Manual, which sets forth in greater detail the obligations of such personnel relating to such laws and regulations.

[NOTE: In light of recent SEC disclosure requirements re: whether the reporting company has in place policies restricting directors, officers and employees from engaging in hedging transactions relating to Company stock, consider adding such a policy)

V.   Reporting and Accountability

The Board of Directors is responsible for applying this Code to specific situations in which questions are presented to it and has the authority to interpret this Code in any particular situation, including without limitation any such situation involving possible waivers of this Code with respect to any director or executive officer. Any director, officer or employee who becomes aware of any existing, past or potential violation of this Code, or of laws or regulations applicable to the Company or its directors, officers or employees in their capacities as such, is required to notify the Code of Ethics Contact Person promptly. Failure to do so is itself a violation of this Code.

Any questions relating to how this Code should be interpreted or applied should be addressed to the Code of Ethics Contact Person. A director, officer or employee who is unsure of whether a situation violates this Code or applicable laws or regulations should discuss the situation with the Code of Ethics Contact Person to prevent possible misunderstandings and embarrassment at a later date.

Each director, officer or employee must:

- Notify the Code of Ethics Contact Person promptly of any existing, past or potential violation of this Code, or of laws or regulations applicable to the Company or its directors, officers or employees in their capacities as such.

- Not retaliate against any other director, officer or employee for reporting existing, past or potential violations of this Code or applicable laws or regulations to the Company or to appropriate government officials that are based on the reporting person's reasonable belief that a violation has possibly occurred. Retaliation includes discharging, suspending, demoting, threatening, harassing (directly or indirectly) or discriminating in any other manner against the reporting person because of such reporting. Any person who has reported such a potential violation of this Code or of applicable laws or regulations and who believes they have experienced retaliation as a result is urged to report such retaliation immediately to the Code of Ethics Contact Person or the President.

The Board of Directors, the President and the Code of Ethics Contact Person shall take all action they consider appropriate to investigate any violations reported to them. If a violation has occurred, the Company will take such disciplinary or preventive action against the violator(s) as it deems appropriate, including potential discharge from employment, after consultation with the Board of Directors, in the case of a director or executive officer, or the President, in the case of any other employee. The identity of the employee reporting will be kept confidential to the extent that it is prudent and practically possible to do so.

Every employee and director of the Company shall be given a copy of this Code and asked to sign a statement acknowledging receipt of it. Every new employee will be given a copy of the Code and asked to acknowledge receipt of it either at or within one week of hiring.

In the event of any changes or amendments to this Code, such changes or amendments will be provided to all Company employees in the most expeditious way possible. If there are interpretations of the Code of broad application to our employees, those will also be appropriately distributed.

No representation is expressed or implied that the policies stated herein are all the relevant policies of the Company nor that they are a comprehensive, full, or complete explanation of the laws that are applicable to the Company and its employees. All Company employees have a continuing obligation to familiarize themselves with applicable law and Company policy.

VI. Governmental Investigations and Legal Proceedings

It is the policy of the Company to fully cooperate with any government investigation. A condition of such cooperation, however, is that the Company be adequately represented in any such investigation by its own legal counsel. Accordingly, anytime anyone in the Company obtains any knowledge that would lead one to reasonably believe that a government investigation or inquiry is or may soon be underway, this information should be communicated immediately to the Company's President. The two preceding sentences do not apply to routine, periodically recurring interactions with the Company's principal regulators, such as annual bank regulatory audits or inspections.

In some government investigations, the Company's lawyers can protect the interests of both the Company and the employees. In some cases, there may be a conflict of interest between the Company and individual employees, and individual employees may need their own legal counsel.

In some cases, the Company may be able and willing to pay for the individual's own legal counsel, but this must be determined on a case-by-case basis as the law imposes some restrictions on the Company's ability to do so, and the Board retains discretion concerning such uses of Company funds.

Employees should never, under any circumstances,

1. destroy any Company documents in anticipation of a request for those documents from any government agency or a court;

2. alter any Company documents or records;

3. lie or make any misleading statements to any government investigator (this includes routine, as well as non-routine, investigations—there is a separate federal statute relating to the making of false statements to investigators of a crime); or

4. attempt to cause any other Company employee, or any other person, to fail to provide information to any government investigator or to provide any false or misleading information.

Should any government inquiry arise through the issuance of a written subpoena or written request for information (such as a Civil Investigative Demand) such request should immediately, and before any action is taken or promised, be submitted to the Company's President. The foregoing sentence does not apply to such inquiries that are received with respect to an individual customer or his, her or its account status or activity.

VII. Corporate Opportunities

Directors, officers and employees owe a duty to the Company to advance the Company's business interests when the opportunity to do so arises. Directors, officers and employees are prohibited from taking (or directing to a third party) a business opportunity that is discovered through the use of corporate property, information or position, unless the Company has already been offered the opportunity and turned it down. More generally, directors, officers and employees are prohibited from using corporate property, information or position for personal gain and from competing with the Company.

Sometimes the line between personal and Company benefits is difficult to draw, and sometimes there are both personal and Company benefits in certain activities. Directors, officers and employees who intend to make use of Company property or services in a manner not solely for the benefit of the Company should consult beforehand with the Code of Ethics Contact Person.

VIII. Confidentiality; Electronic Communications

In carrying out the Company's business, directors, officers and employees often learn confidential or proprietary information about the Company, its customers/clients or its suppliers/vendors. Directors, officers and employees must maintain the confidentiality of (and not use other than in the Company's business) all information so entrusted to them, except when disclosure is authorized or legally mandated.

It is very important for all directors, officers and employees to appropriately safeguard the Company's confidential information and that of its customers and to refuse any improper access to confidential information of any other person or company, including our competitors.

In terms of our own confidential information, the following are our guidelines.

1. Any Company proprietary information and any customer information to which we may have access should be discussed with others within the Company only on a need-to-know basis.

2. If we wish to disclose our own confidential information to any people outside of our Company, it should be done only in conjunction with appropriate confidential information disclosure agreements, which can be provided by the Company's counsel.

3. We should always be alert to, and take steps to avoid, inadvertent disclosures that may arise in either social conversations or in normal business relations with our vendors and customers.

Confidential or proprietary information of the Company or our customers, and of other companies or persons, includes any information that is not generally disclosed and that is useful or helpful to the Company and/or which would be useful or helpful to competitors of the Company, as well as any non-public information be harmful to the relevant company or person or useful or helpful to competitors if disclosed. Common examples include such things as financial data, sales figures for individual products or services or groups of products or services, planned new products or services or planned advertising programs, areas where the Company (or another entity) intends to expand, lists of suppliers, lists of customers, customer deposit or loan data, customer financial statements or credit application information, wage and salary data, capital investment plans, projected earnings, changes in management or policies of the Company (or another entity), communications to or from regulatory authorities, testing data, suppliers' prices to us, or any plans we may have for improving any of our products or services.

Reference should be made to the Company's employee manual for more detailed and specific guidelines and procedures relating to confidentiality.

Any director, officer or employee utilizing the Company's information systems must review and comply with the Company's Information Systems Acceptable Use Policy, which is included in the Company's employee manual; copies may also be obtained from the Code of Ethics Contact Person.

IX.   Fair Dealing

We have a history of succeeding through honest business competition. We do not seek competitive advantages through illegal or unethical business practices. Each director, officer and employee should endeavor to deal fairly with the Company's customers/clients, service providers, vendors/suppliers, competitors and employees. No director, officer or employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any unfair dealing practice.

X.   Protection and Proper Use of Company Assets

All directors, officers and employees should protect the Company's assets and ensure their efficient use. All Company assets should be used only for legitimate business purposes.

The Company's policy is to respect copyright laws and observe the terms and conditions of any license agreements to which the Company has agreed. In most cases, this means that the software used by our employees is copyrighted, and the Company does not have the right to make copies of that software except for backup purposes. This includes not only the substantial software programs the Company may license, but also the smaller so-called shrink-wrap programs typically used for word processing, spreadsheets, and data management.

The Company generally does not purchase these programs, but instead licenses them. Both the license agreement and general copyright laws prohibit duplication of these programs. This is true even if the programs are not "copyright protected."

Code of Ethics

General:

It is the policy and practice of First National Bank that all areas of our business be conducted with the highest level of ethical standards. This policy applies to business conducted between the Bank and its customers, vendors and other associates as well as business conducted within the Bank between employees of all levels. Any employee who violates or disregards the Code of Ethics will be subject to disciplinary action, up to and including termination.

Work Environment:

Employees of First National Bank will work in an environment free of discrimination and harassment of any kind, where the highest standards of professional behavior will be upheld. Our work environment will be one of mutual respect, will promote teamwork and sensitivity toward others as well as tolerance of different views, ideas and lifestyles.

1. As outlined in our policy of Equal Employment Opportunity, the Bank will provide equal employment opportunity to all employees and persons applying for employment at this institution. This policy of non-discrimination applies to all terms, conditions and privileges of employment including, but not limited to, hiring, initial period of employment, employment, training, placement, employee development, promotion, transfer, compensation and benefits, educational assistance, performance management, discipline, layoff and recall, social and recreational programs, employee facilities and termination.

2. Harassment based upon any legally protected status, including but not limited to sex, sexual orientation, gender identity or expression, pregnancy, familial status, race or color, national origin, ancestry, religion, age, physical or mental disability,or whistleblower status will not be tolerated. As noted in the anti-harassment policy in our employee handbook, harassment can take many forms. It is perhaps most important to note the following:
    a. What may not be considered as harassment by some people, may be by others, and harassment may occur when the person being victimized feels that they are being harassed even if the other party does not believe they have engaged in inappropriate behavior and does not intend to make the victim feel uncomfortable.
    b. Employees may also feel harassed when they are working in an environment that has been made uncomfortable for them, even if they are not the direct targets of the harassment.
    c. Supervisors and other members of management are responsible for monitoring behavior that could be construed to be harassment, and are responsible, with the assistance of the Human Resources Department, to take actions to eliminate such behavior.
    d. Employees who feel they are being harassed or who are uncomfortable in their work environment due to the actions of others are responsible for reporting their complaints to the Human Resources Officer, who will investigate the complaint and take prompt, appropriate remedial action to address the situation.
    e. Any employee who believes that they have been the victim of discrimination or harassment of any kind, or who has the knowledge of that kind of behavior is responsible for reporting such conduct immediately.
    f. No employee acting in good faith will be retaliated against for reporting what they reasonably believe to be discriminatory behavior or harassment or participating in an investigation by the company or a governmental agency.

Confidentiality

All information obtained by virtue of association with the Bank should be held in strictest confidence. No hint of information or of having knowledge of bank accounts, sources of income, obligations or other information should ever be revealed to unauthorized persons. Within the Bank, disclosure of such information must be made only to those persons whose duties require and permit them to have access to such information.

Some Rules of Confidentiality

1. All transactions on an account are confidential. Only the accountholder has the right to information pertaining to their account.
2. Do not discuss confidential information with other employees unless there is a need to know to complete a transaction. Any discussion should be done for business purposes and in private.
3. Consider the need to know. As a bank employee, you have access to all kinds of confidential information. If there is not a need to know the information in order to complete a business transaction, there is no need for you to look it up.
4. Do not discuss bank policies or security measures with customers, vendors, or others not employed by the Bank. Do not encourage them to complain or criticize. Be positive about the Bank without giving away any details. Remember, as long as you are employed here at First National Bank, you are the Bank.

Quality of Work

All employees of First National Bank are expected to produce quality work that is highly accurate and balances both the needs of the Bank and those of our customers. Work produced by employees is subject to the scrutiny of both internal and external auditors as well as regulators from the Office of the Comptroller of the Currency.

1. Financial statements will be compiled using generally accepted accounting principles retaining all necessary work papers to create an appropriate paper trail for auditors and examiners.
2. Loan documents will be produced in compliance with applicable government rules and regulations and follow the credit underwriting and loan policy guidelines of the Bank.
3. All regulatory disclosures will be produced and distributed as required by law.
4. Any employee who does not follow these general guidelines when preparing work for First National Bank or its holding company, The First Bancorp, will be subject to disciplinary action, up to and including termination.

Conflicts of Interest

The Bank prohibits its employees from engaging in any activity, practice or act which conflicts with, or appears to conflict with, the interests of the Bank, its customers, or suppliers. Situations to avoid may include, but are not limited to, examples such as the following:

- No employee of the Bank may process transactions for their own account or for any account in which they have an interest, or for the account(s) of any immediate family member (as defined in the personnel manual). Included under the definition of transaction is any account or personal maintenance changes. Matters of this nature must be processed through proper channels by another qualified person to avoid any appearance of self-dealing or conflict of interest.
- No employee will accept a personal appointment such as Executor/Personal Representative, Administrator, Conservator, Trustee or Guardian, which develops primarily in the course of bank business without approval from their division head. (Supervisors and management personnel can look to the principals of First National Wealth Management for guidance as necessary.)
- No employee of the Bank will serve as co-fiduciary with the Bank unless the Trust Committee of the Board of Directors first approves the appointment. Any compensation received by the employee acting in said co-fiduciary capacity must also have prior approval of the Committee. If the situation involves relatives, close personal friends, or other special

circumstances, the employee should make these facts known to the Committee, which, given the circumstances, may make an exception to this policy. This exception will be documented in writing.

- If the Bank or its agent offers the property (or foreclosed, now Bank owned property) of a customer, trust, agency or estate for sale, employees and their immediate family members are prohibited from purchasing such property.

- If an employee or employee's family member or member of their household has a direct or indirect interest in a firm that is dealing with the Bank, such interests must be disclosed to the Bank. If bank management feels the interest is sufficient to affect the employee's decisions or actions, the employee will be instructed not to act for the Bank in such transactions.
- The assets of the Bank must not be used to maintain a correspondent account with another bank in return for a personal loan or preferential terms from said bank to an Executive Officer of First National Bank.
- No employee may retain commissions or other income from the sale of insurance to customers in connection with any loan made by the Bank.
- Employees and their immediate families are not to accept gifts or any special discounts or loans from any person or firm doing business with or seeking to do business with the Bank. The word 'gifts' is defined to include cash, lavish entertainment, free long-distance travel, and lodging or any other items that could be perceived as inappropriate.
- Employees are not to give, offer or promise, directly or indirectly, anything of value to any representative or a customer, potential customer or financial institution, in connection with any transaction or business the Bank may have with such customer or represented entity.
- Employees are not to accept employment outside of the organization that would conflict with the policy on 'Outside Employment' including employment with a competitor of the Bank. This prohibition on employment includes serving as an advisor or consultant to that organization, unless that activity is conducted as a representative of the Bank in a pre-approved capacity.
- Employees are not to engage in, directly or indirectly, any conduct which is disloyal, disruptive or damaging to the Bank.

Reporting Violations of the Code of Ethics

Employees who become aware of any violation of the code or any other illegal conduct on the part of any employees must inform a member of the Bank's Executive Leadership Team immediately. Failure to disclose such conduct or obstructing another employee's disclosure of such conduct may subject the employee to disciplinary action, up to and including termination. No employee acting in good faith will be retaliated against for reporting suspected code of ethics violations, even if it is ultimately determined that no code of ethics violation occurred.

Reporting Auditing/Accounting Complaints

The Audit Committee of the Board of Directors of The First Bancorp (and First National Bank) has instituted a process for reporting concerns regarding questionable auditing and accounting matters as required under Sarbanes-Oxley, the law passed by Congress in 2002 in response to questionable practices that led to major issues at several large companies. This process allows employees to submit their concerns in a confidential and anonymous manner (if they so choose to be anonymous) directly to the outside director who is chair of the board's audit committee. To report such concerns, employees should access the 'Audit Concern Form' found on the public drive under Forms\General, complete it and mail it to the address on the form. Types of concerns that would be legitimate to report include: financial statements not prepared using generally accepted accounting principles; collusion between management and auditors to falsify financial information to make the company appear in a better financial position than it truly is, and other matters that may misrepresent the company's overall financial condition. No employee acting in good faith will be retaliated against for reporting questionable audit or accounting matters.

Shareholder Information

Common Stock Prices and Dividends

The common stock of The First Bancorp, Inc. (ticker symbol FNLC) trades on the NASDAQ Global Select Market. The following table reflects the high and low prices of actual sales in each quarter of 2022 and 2021. Such quotations do not reflect retail mark-ups, mark-downs or brokers' commissions.

	2022		2021	
	High	Low	High	Low
1st Quarter	$36.80	$29.08	$30.45	$25.59
2nd Quarter	30.97	27.52	32.63	29.21
3rd Quarter	31.37	27.54	29.93	26.97
4th Quarter	32.05	27.42	32.18	29.19

The last known transaction of the Company's stock during 2022 was on December 31 at $29.94 per share. There are no warrants outstanding with respect to the Company's common stock. The Company has no securities outstanding which are convertible into common equity. The table below sets forth the cash dividends declared in the last two fiscal years:

Date Declared	Amount Per Share	Date Payable
March 25, 2021	$0.310	April 16, 2021
June 24, 2021	$0.320	July 19, 2021
September 30, 2021	$0.320	October 22, 2021
December 30, 2021	$0.320	January 21, 2022
March 31, 2022	$0.320	April 22, 2022
June 30, 2022	$0.340	July 22, 2022
September 21, 2022	$0.340	October 21, 2022
December 15, 2022	$0.340	January 20, 2023

Pending Legal Proceedings

There are no material pending legal proceedings to which the Company or the Bank is the party or to which any of its property is subject, other than routine litigation incidental to the business of the Bank. None of these proceedings is expected to have a material effect on the financial condition of the Company or of the Bank.

Annual Meeting

The Annual Meeting of the Shareholders of The First Bancorp, Inc. will be held virtually Wednesday, April 26, 2022 at 11:00 a.m. Eastern Daylight Time.

Annual Report on Form 10-K

The Annual Report on Form 10-K to be filed with the Securities and Exchange Commission is available online at the Commission's website: www.sec.gov. Shareholders may obtain a written copy, without charge, upon written request to the address listed below.

Accessing Reports Online

The Company's 2023 proxy materials may be accessed online at: http://materials.proxyvote.com/31866P.

The First Bancorp, Inc.'s website address is https://investors.thefirst.com. All press releases, SEC filings and other reports or information issued by the Company are available at this website, as well as the Company's Code of Ethics for Senior Financial Officers, the Company's Code of Business Conduct and Ethics, Audit Committee Charter, Nominating Committee Charter, and Compensation Committee Charter. All SEC filings are accessible at the Commission's website: www.sec.gov.

Corporate Headquarters

Contact:
Richard M. Elder, Chief Financial Officer
The First Bancorp, Inc.
223 Main Street, P.O. Box 940
Damariscotta, Maine 04543
207-563-3195; 1-800-564-3195

Transfer Agent

Changes of address or title should be directed to:
Broadridge Corporate Issuer Solutions
P.O. Box 1342
Brentwood, NY 11717
1-800-685-4509
shareholder@broadridge.com

Independent Certified Public Accountants

Berry Dunn McNeil & Parker, LLC
2211 Congress St
Portland, ME 04102

Corporate Counsel

Pierce Atwood LLP, Attorneys
254 Commercial Street, Merrill's Wharf
Portland, Maine 04101



Board of Directors

Mark N. Rosborough, Chair of the Board
Robert B. Gregory
Renee W. Kelly
Tony C. McKim
Cornelius J. Russell
Kimberly Swan
Stuart G. Smith
Bruce B. Tindal
F. Stephen Ward

*Directors of The First Bancorp also serve
as Directors of First National Bank*

The First Bancorp Executive Officers

Tony C. McKim
President & Chief Executive Officer

Richard M. Elder
Executive Vice President & Chief Financial Officer

Susan A. Norton
Executive Vice President & Clerk



Office Locations

Bangor	Eastport
Bar Harbor	Ellsworth
Belfast	Northeast Harbor
Blue Hill	Rockland Park Street
Boothbay Harbor	Rockland Union Street
Brewer	Rockport
Calais	Southwest Harbor
Camden	Waldoboro
Damariscotta	Wiscasset

First National Bank Executive Management Team

Tony C. McKim
President & Chief Executive Officer

Richard M. Elder
Executive Vice President & Chief Financial Officer

Jonathan W. Nicholson
Executive Vice President & Chief Lending Officer

Peter C. Nicholson, CFP®
Executive Vice President & Chief Fiduciary Officer

Susan A. Norton
Executive Vice President & Chief Administrative Officer

Tammy L. Plummer
Executive Vice President & Chief Information Officer

Sarah J. Tolman
Executive Vice President & Chief Banking Officer



Office Locations

Bangor	Ellsworth
Bar Harbor	Rockland Union Street
Damariscotta	



TheFirst.com | PO Box 940 | Damariscotta, ME 04543 | 800.564.3195